QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 30, 2003

Registration No. 333—

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SBS BROADCASTING S.A.
(Exact name of Registrant as Specified in its Charter)

Luxembourg (State or Other Jurisdiction of Incorporation or Organization)	Not Applicable (I.R.S. Employer Identification Number)
8-10 rue Mathias Hardt L-1717 Luxembourg Luxembourg 011-352-261-2151 (Address and Telephone Number of Registrant's Principal Executive Offices)
CT Corporation System 111 Eighth Avenue, 13th Floor New York, New York 10011 (212) 894 8940 (Name, Address and Telephone Number of Agent for Service)

Copies of Communications to:
Daniel A. Braverman, Esq. Cleary, Gottlieb, Steen & Hamilton 55 Basinghall Street London EC2V 5EH (011) 44 20 7614 2200	Jay Itzkowitz, Esq. Jeffrey W. Rubin, Esq. Hogan & Hartson L.L.P. 875 Third Avenue New York, NY 10022 (212) 918 3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Shares, par value €2.00 per share	4,483,059	$17.31	$77,601,751	$6,300.00

(1)
Includes 584,746 Common Shares that the underwriters may purchase to cover over-allotments, if any, and Common Shares that are to be offered outside the United States in transactions that are not subject to registration under the Securities Act, but that may be resold from time to time in the United States in transactions subject to registration under the Securities Act.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 30, 2003
Prospectus

3,898,313 Common Shares

SBS BROADCASTING S.A.

Common Shares

        We are selling 1,000,000 Common Shares and the Selling Shareholders named in this prospectus are selling 2,898,313 Common Shares of SBS Broadcasting S.A. offered hereby. We will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

        Our Common Shares are quoted on the Nasdaq National Market under the symbol "SBTV" and are listed on Euronext Amsterdam under the symbol "SBS". On May 28, 2003 the last reported sale price of our Common Shares on the Nasdaq National Market was $17.25 per share and on Euronext Amsterdam it was €13.05 per share.

Investing in the shares involves certain risks.
See "Risk Factors" beginning on page 6.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount
Proceeds, before expenses, to SBS Broadcasting S.A.
Proceeds, before expenses, to the Selling Shareholders

        We have granted the underwriters the right to purchase up to 584,746 additional Common Shares from us at the public offering price less the underwriting discount solely to cover any over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

CIBC World Markets

SG Cowen

The date of this prospectus is             , 2003

[Inside cover art to be inserted]

PROSPECTUS SUMMARY

        This is a summary highlighting certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Common Shares. You should read the entire prospectus carefully, especially the risks of investing in our Common Shares discussed under "Risk Factors". Unless the context otherwise requires, in this prospectus all references to the "Company" or "SBS" are to SBS Broadcasting S.A. and all references to "we" or "us" are to SBS and its consolidated subsidiaries.

        This prospectus contains market data and other statistical information which has been obtained from various industry publications and other independent sources. If such data and/or information was not available independently we have made estimates. We have not independently verified this market data and statistical information, and we cannot assure you of the accuracy or reliability of this data and information.

GENERAL INFORMATION ABOUT US AND OUR BUSINESS

        We are a European television and radio broadcasting company with our principal and executive office at 8-10 rue Mathias Hardt, 6-1717 Luxembourg, Luxembourg; telephone +352-261-2151. We own interests in 13 television and 21 radio stations located in 11 countries in Europe. We own and operate television and radio stations that broadcast in or into Norway, Sweden, Denmark, Flemish Belgium, The Netherlands, Finland, Greece and Hungary and we have minority interests in television stations in Poland, Romania and Austria. We believe our potential combined television and radio audience reach is among the largest of the European commercial broadcasting groups. The combined population in our markets is approximately 140 million. We derive revenue primarily through sales of advertising to multi-national, national, regional and local advertisers. For the 12 months ended March 31, 2003, we had consolidated net revenue of €519.5 million and consolidated operating income of €17.6 million.

        During the last decade, our business has grown by focusing on new markets that generally have a limited history of commercial broadcasting and therefore lower broadcast advertising penetration rates. We believe that these markets generally have less competition and faster growth potential than more mature broadcasting markets.

OUR STRATEGY

        Our strategy is to continue to develop and expand our television and radio broadcasting businesses as well as to develop new channels and formats using our existing platforms and programming expertise. We aim to achieve this by concentrating on the following:

•
Expand audience share and advertising sales in our current markets

        We seek to identify and target the most attractive demographic segments in each market to increase our audience share and advertising sales. We pursue both larger audiences and increased audience viewing hours through our mix of local productions and foreign programming developed for these market segments. To maximize the value of our advertising reach, we seek to adopt local "best practices" sales procedures across all of our stations and pursue multinational sales and cross-selling opportunities across our television and radio businesses. Our television programming strategy has been to combine original, locally produced content (often produced by our stations) with quality feature films and other international content from various studios. We strive to ensure that our programming reflects audience interests in each of our local markets. We also seek to benefit from the economies of scale provided by group program buying and multi-territory local productions.

•
Enhance programming content and decrease cost by increasing control over programming

        We constantly seek to improve the quality of our programming, which, at approximately 50% of our total expenses, is our single largest cost, and to reduce costs by increasing our control over programming. We attempt to use our multinational purchasing power to achieve better pricing, content, license conditions or periods and control of residual rights, including additional broadcast and ancillary rights. We seek to acquire lifetime rights for the majority of our local programming purchases. In addition, we seek to exploit opportunities to introduce locally successful formats across all of our stations.

•
Expand in existing broadcasting markets

        We regularly review and consider opportunities to expand our broadcast operations in our existing markets. We seek opportunities to leverage our existing operations and other assets in order to achieve greater presence and economies of scale in our local markets.

•
Expand into new broadcasting markets

        We intend to pursue opportunities selectively in new broadcast markets that complement our existing broadcast operations. We seek opportunities in markets that generally have a limited history of commercial television or radio broadcasting and therefore relatively low rates of television or radio advertising expenditure. We believe that these markets generally have less competition and faster growth potential than more mature broadcasting markets. As we have in the past, we intend to pursue these opportunities selectively in conjunction with strong local partners.

•
Develop additional revenue streams

        We are developing additional revenue streams to diversify our revenues from advertising. We have begun to secure carriage fees for some of our existing channels from cable and satellite operators and are using our existing content libraries and our expertise to develop programming designed for subscription-based channels for pay television platforms, Universal Mobile Telecommunications System (UMTS) and other applications. We also intend to bid selectively for new digital licenses in our existing markets and in new territories, as regulatory and competitive conditions permit. Furthermore, as television broadcasting becomes increasingly digital over the next years, we intend to develop interactive services, including interactive advertising.

THE OFFERING

Issuer	SBS Broadcasting S.A.
The Offering	3,898,313 Common Shares (excluding up to 584,746 Common Shares which may be purchased from the Company by the underwriters upon any exercise of the over-allotment option).
Share Offer Price	$
Sellers
As part of the offering (excluding exercise of the over-allotment option), the Company is selling up to 1,000,000 new Common Shares and CanWest Global Communications Corp. and Fox TV10 Holdings, Inc., (the "Selling Shareholders") are selling up to 2,898,313 Common Shares.
Use of Proceeds
We will receive net proceeds of $      (€      ) from the sale of up to 1,000,000 Common Shares (before expenses), and if the underwriters exercise their over-allotment option in full, we will receive net proceeds of $      (€      ) (before expenses). We may use any proceeds we receive for general corporate purposes, which may include the repayment of debt or the funding of potential acquisitions.

We will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Selling Shareholders in this offering have agreed to pay a proportionate share of our out of pocket expenses in connection with this offering.
Listing/Trading Symbols	Official Market of Euronext Amsterdam N.V./SBS The Nasdaq National Market/SBTV
Risk Factors	You should review the "Risk Factors" section for a discussion of factors about us and the industries in which we operate before buying our Common Shares.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

        The summary consolidated historical financial data set forth below as of December 31, 2000, 2001 and 2002, and for each of the three years in the period ended December 31, 2002, is derived from our audited consolidated financial statements. Unaudited consolidated financial data as of March 31, 2003 and for the three months ended March 31, 2002 and 2003 derived from our unaudited consolidated interim financial statements is also set forth below. Our summary consolidated financial data was prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). You should read the data in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus. The comparability of the operating data in different periods is affected by the dates of acquisitions or start-up of our television and radio stations.

	Year ended December 31,			Three months ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
	(in thousands of euro, except per share data)
Statement of Operations Data:
Net revenue	€462,104	€479,853	€510,854	€107,021	€115,650
Station operating expenses	332,812	352,668	365,963	88,400	90,473
Selling, general and administrative expenses	91,292	89,694	94,190	22,426	22,594
Corporate expenses	13,581	16,567	14,515	2,592	3,099
Non-cash compensation	700	3,006	1,559	207	—
Depreciation and amortization expenses	25,109	31,610	22,912	5,487	5,735
Non-recurring and restructuring expenses(1)	2,268	16,933	—	—	—

Operating income (loss)	(3,658)	(30,625)	11,715	(12,091)	(6,251)
Equity in income (loss) of unconsolidated subsidiaries(2)	(24,536)	(25,749)	(33,232)	(1,548)	455
Interest expense, net	(7,496)	(18,558)	(25,175)	(6,737)	(5,905)
Foreign exchange gains (losses), net	(12,105)	5,243	20,491	(1,600)	2,340
Investment gains (losses), net(3)	(33,351)	(43,565)	(2,957)	195	290
Gain (loss) on extinguishment of debt	—	(3,249)	1,335	—	109
Other expense, net	(16,362)	(3,760)	(2,601)	(231)	(467)
Income taxes	(1,139)	(185)	(666)	(123)	(298)
Minority interest in (income) losses	(631)	6,618	(4,634)	2,208	1,070

Net loss	€(99,278)	€(113,830)	€(35,724)	€(19,927)	€(8,657)

Net loss per Common Share, basic and diluted(4)	€(3.81)	€(4.08)	€(1.25)	€(0.70)	€(0.30)

Weighted average Common Shares outstanding (in thousands)	26,065	27,880	28,492	28,333	28,612

	2000	2001	2002	March 31, 2003
				(unaudited)
	(in thousands of euro)
Balance Sheet Data:
Current assets	€304,466	€282,762	€294,153	€281,002
Total assets	756,719	702,633	667,511	649,242
Current liabilities	192,522	179,954	177,275	181,238
Long-term debt, less current portion(5)	198,261	239,199	223,981	214,891
Shareholders' equity	300,646	233,633	198,706	185,132

(1)
Non-recurring and restructuring expenses include €2.3 million in expenses incurred in 2000 in connection with a proposed exchange offer with United Pan-Europe Communications N.V., referred to as UPC, and a €12.6 million restructuring charge and a €4.4 million goodwill impairment charge related to Lampsi FM, referred to as Lampsi, in 2001.

(2)
Equity in income (loss) of unconsolidated subsidiaries include our losses in Kanal A in Slovenia of €3.1 million in 2000; our share of losses in TV3 in Switzerland of €19.0 million and €6.1 million in 2000 and 2001, respectively; our share of results in TVN in Poland including goodwill amortization and impairment charges of €2.9 million, €6.7 million and €25.9 million in 2000, 2001 and 2002, respectively; and losses in V8 in the Netherlands for the period from April 1 to September 30, 2001 (during which period we had temporary control of V8) of €8.7 million.

(3)
Investment losses include impairment charges related to investments by our SBS New Media division of €33.4 million and €42.5 million in 2000 and 2001, respectively.

(4)
We have not paid any dividends in any of the periods presented. Net loss per Common Share, basic and diluted, is calculated by dividing net loss by the weighted average Common Shares outstanding.

(5)
All periods include capitalized lease obligations; the years ended December 31, 2000, 2001 and 2002 include €80.6 million, €84.3 million and €66.8 million, respectively, of our 7% Convertible Subordinated Notes due 2004 (which we refer to as our Convertible Notes) then outstanding; the periods ended December 31, 2001, 2002 and March 31, 2003 include €135 million of our 12% Senior Notes due 2008 (which we refer to as our Senior Notes) currently outstanding; and the three months ended March 31, 2003 include $65.0 million (€59.7 million) of our Convertible Notes currently outstanding.

RISK FACTORS

        Investment in our Common Shares involves risk. You should consider carefully the factors described below, as well as the other information included in this prospectus, before deciding to purchase our Common Shares. For a more detailed discussion of risk factors, please refer to our 2002 Annual Report on Form 20-F/A, which is incorporated by reference into this prospectus.

        This prospectus also contains forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements." Our actual results in the future could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks that we face described below and elsewhere in this prospectus.

Risks Relating to Our Business

We have a history of losses.

        Since our inception, we have incurred operating losses every year, except in 1993 and in 2002, and net losses every year. Our future ability to generate operating profits and net profits will depend upon a number of factors that are difficult to predict, such as our ability to:

  •
  attract and maintain audiences;

  •
  generate advertising revenues and other revenues;

  •
  develop additional revenue streams; and

  •
  control costs in all areas, particularly programming costs.

Our future ability to generate operating profits and net profits also depends on a number of external factors over which we have no control, such as the level of economic growth and consumer and advertising spending in our markets. We cannot guarantee that our efforts to make our existing operations profitable will be successful or that we will be profitable in the future.

The Company depends on its subsidiaries and associated companies to provide it with funds to meet its obligations. If its subsidiaries or associated companies are unable to pay dividends or otherwise distribute cash, or make cash payments, to the Company, the Company may be unable to satisfy its obligations, including its debt.

        The Company is a holding company with no direct operations and few assets other than the stock of its subsidiaries and its equity interests in associated companies over which it has no or limited management control. The Company is dependent on the cash flows of its subsidiaries and its associated companies to meet its debt and other obligations. If its subsidiaries or associated companies are unable or unwilling to pay dividends or otherwise distribute cash, or make cash payments to the Company when it needs additional cash flow, the Company may be unable to meet these obligations. The Company currently relies on the repayment of intercompany loans and payment of management services fees as a means of upstreaming cash to itself.

        In addition, the ability of our subsidiaries and associated companies to make any payments or advances to the Company could be limited by:

  •
  the laws of the relevant jurisdictions in which these entities are organized or located; or

  •
  our agreements with our fellow equity owners or partners.

        Currently, the Company believes that most of its subsidiaries are able to pay dividends to the Company subject to local law capital requirements. Almost all of our less than wholly owned subsidiaries require the consent of our respective partners before paying dividends. Additionally, to the extent that dividends are paid by companies which we do not wholly own, other owners will receive their pro rata portion of any distributions and that amount will thus become permanently unavailable to us.

We may require additional financing.

        The acquisition, ownership, development and operation of broadcasting operations requires substantial capital. Based upon market conditions and other factors, we may raise additional capital to fund our capital expenditures, operations, cash debt service and other cash needs. We may also need additional financing if we are not able to repay our Convertible Notes and our Senior Notes with cash from operations.

        Our future sources of financing may include public or private debt or equity financings, asset sales or other financing arrangements. Any additional equity or equity-linked financing may dilute our Common Shares. In addition, we cannot offer any assurance that such additional financing will be available or available on acceptable terms or within the limitations contained in our other financing arrangements, including the indenture governing our Senior Notes.

Our management control over certain of our jointly-owned subsidiaries is subject to the rights of our local partners.

        We own certain of our subsidiaries jointly with various strategic local partners. While we have management control over all of our jointly-owned, consolidated subsidiaries, such as those that operate the television stations SBS6, NET5 and V8 in The Netherlands, TV2 in Hungary, and TVNorge in Norway, our local partners hold certain voting power and/or protective minority rights. Therefore, without the consent of the relevant partners, we may be unable to cause these companies to take certain actions that we may favor, including the distribution of dividends, acquisitions or dispositions, capital increases, borrowings or the implementation of new strategies.

The indenture governing our Senior Notes and the terms of our other indebtedness may impose material restrictions on our business.

        We and certain of our subsidiaries (which we refer to as our restricted subsidiaries) are subject to the restrictive covenants of the indenture governing our Senior Notes, which limit or restrict our ability and the ability of our restricted subsidiaries to, among other actions:

  •
  incur additional debt;

  •
  pay dividends or make distributions;

  •
  repurchase our securities;

  •
  make certain debt or equity investments;

  •
  create liens on our assets;

  •
  transfer or sell our assets;

  •
  make pre-payments on our subordinated indebtedness;

  •
  merge or consolidate;

  •
  incur subsidiary guarantees;

  •
  create restrictions on the ability of subsidiaries to pay dividends, make loans or transfer assets; or

  •
  enter into transactions with our affiliates.

These restrictions could limit our discretion in some business matters and could make it more difficult for us to expand, finance our operations or engage in business activities that may be of interest to us, which have a material adverse effect on our operations, financial position or prospects.

We are highly leveraged and our substantial indebtedness and other factors may affect our ability to service debt.

        We are highly leveraged. At March 31, 2003, we had total consolidated debt of €222.0 million and total shareholders' equity of €185.1 million. Our consolidated interest expense for the year ended December 31, 2002 was €26.8 million and for the three months ended March 31, 2003 was €6.0 million. Earnings were insufficient to cover fixed charges by €9.1 million for the three months ended March 31, 2003.

        The amount of our debt could adversely affect us in a number of ways, including:

  •
  limiting our ability to obtain necessary financing in the future;

  •
  limiting our flexibility to plan, or react to, changes in our business;

  •
  requiring us to use a substantial portion of our cash flow from operations to pay debt rather than for other purposes, such as working capital, strategic investments or capital expenditure;

  •
  placing us at a disadvantage relative to our competitors; and

  •
  making us more vulnerable to a downturn in our business.

We rely on external sources for a significant proportion of our programming.

        Our revenues are substantially dependent upon having access to a sufficient supply of attractive television and radio programs on economically acceptable terms and conditions. Also, in compliance with local regulations, we are required to achieve specified percentages of domestic content in some markets, which may necessitate production of local programming for a specific domestic market. We currently purchase programming under the terms of various program license agreements. We cannot guarantee that in the future we will be successful in renewing or renegotiating these agreements or otherwise acquiring these programs on competitive terms and conditions. If we cannot maintain our quality of programming, our ratings may suffer. A decline in ratings for our broadcasting businesses would likely result in reduced advertising revenues, which could have a material adverse effect on our financial condition and results of operations.

We depend on various third parties to carry our television signals in our markets.

        We currently depend on numerous third party operators, including cable systems, satellite terrestrial transmission systems and pay television platforms, to carry our signals in our markets. There can be no assurance that these third party operators will continue to carry our signals on favorable economic terms, or at all. Any material decrease in the distribution of our signal could have a material adverse impact on our financial condition and results of operations.

Our programming may become more expensive.

        Our cost of programming may increase as we attempt to upgrade the quality of our programming and/or broadcast a greater number of locally-produced programs. Our cost of programming could also increase as a result of competition for available programming and initiatives taken by political and other organizations, including the European Union, to increase the amount of locally-produced programming required to be broadcast. Increases in our cost of programming could have a material adverse effect on our financial condition and results of operations.

We are subject to risks relating to fluctuations in exchange rates.

        Our reporting currency is the euro, but our subsidiaries use their local currencies as their functional currencies. An increase in the value of the euro relative to the functional currencies of our subsidiaries that do not use the euro would have a negative impact on our consolidated revenues, but a positive impact on our consolidated expenses.

        We are also exposed to risks associated with foreign currency transactions denominated in U.S. dollars, specifically program right contracts and principal and interest payments on our Convertible Notes. We enter into forward exchange contracts for a significant portion of our U.S. dollar denominated program rights to reduce currency risk related to acquisitions of program rights. As we do not hedge all of our U.S. dollar denominated obligations, a decrease in the value of the euro to the U.S. dollar would have an adverse effect on our reported results of operations and financial condition.

Risks Relating to Our Industry

Our operating results are primarily dependent on the sale of commercial advertising time.

        Our business depends on advertising revenues, which depend upon a number of factors, including general economic conditions, our stations' broadcast reach, television and radio listening levels, the relative popularity of our programming and the pricing of advertising time. Furthermore, decreases in advertising spending have generally corresponded to general economic downturns and recessions. Any resulting decline in our advertising revenues could have a material adverse effect on our financial condition and results of operations.

Regulatory restrictions and changes in regulatory environment may negatively affect us.

        Our broadcast operations are subject to extensive government regulation. These regulations govern matters such as the issuance, renewal, transfer and ownership of station licenses, the timing and content of programming and the timing, content and amount of commercial advertising permitted. There are also regulations requiring that certain percentages of programming be produced or originated in local markets and/or local language. For those of our television stations established in a member state of the European Union or the European Economic Area, European and independent production quotas also apply. Furthermore, regulations in many of our markets limit foreign ownership of television and radio broadcasters and may limit our ability to increase our interests in local subsidiaries or to acquire interests in new local broadcasting companies. More restrictive licensing, programming or foreign ownership requirements may be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect our business or prospects.

We require operating licenses and authorizations, and we can give no assurance that new licenses will be issued, our current licenses will be renewed or reissued or that our licenses will not be revoked.

        We require licenses or other authorizations from various national authorities to conduct our broadcasting business. Our current broadcast licenses expire at various dates. We cannot guarantee that our current licenses or authorizations will be renewed or reissued following their expiration or that they will not be revoked. Although we believe that we are in compliance in all material respects with applicable laws, rules, regulations and licensing requirements, we cannot give any assurance that we will continue to be in compliance, or that more restrictive laws, rules, regulations, enforcement policies or licensing requirements will not be adopted in the future, which could make compliance more difficult or expensive or otherwise adversely affect our business or prospects. Changes in laws, regulations or governmental policy affecting our business activities, such as decisions by regulators as to the granting, amendment, renewal, revocation or termination of licenses or broadcast agreements could have a material adverse effect on our financial condition and results of operations.

We are subject to significant competition.

        Our television and radio stations compete with other television and radio stations in their respective markets for audience, programming and advertising revenues. For advertising revenues, our stations also compete with other forms of advertising media, such as newspapers, magazines, billboards and similar forms of outdoor advertising, teleshopping services, telephone directory advertising, on-line advertising and direct mail. Some competitors are government-supported operations or are part of larger companies that have substantially greater financial resources than we have.

Our business is subject to significant, rapid changes in technology.

        The implementation of systems other than analogue terrestrial broadcasting, including digital terrestrial broadcasting, digital cable and satellite distribution systems, could adversely affect our business. We cannot predict the timing of the further development and implementation of these technologies or the effect of such technological changes on us. Accordingly, there can be no assurance that the technologies we currently employ will not become obsolete or subject to intense competition in the future. We may be required to expend substantial financial resources on the development or implementation of new alternative technologies in the future and new distribution systems may require us to acquire additional content rights.

Risks Relating to Our Common Shares

The price of our Common Shares is likely to continue to be volatile.

        The market price of our Common Shares has fluctuated in the past and is likely to continue to be volatile in the future. Factors that could cause such volatility may include, among other things:

  •
  actual or anticipated variations in our quarterly operating results;

  •
  changes in financial estimates by securities analysts;

  •
  economic trends;

  •
  interest rates;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

  •
  additional capital commitments by us;

  •
  additions or departures of our key personnel;

  •
  sales of our Common Shares; and

  •
  general fluctuations in equity markets.

        Many of these factors are beyond our control. These factors may materially adversely affect the market price of our Common Shares, regardless of our operating performance.

The market price of our Common Shares could be adversely affected by potential future sales and issuances.

        Holders of approximately 6.4 million of our Common Shares have rights to require us to facilitate and pay certain costs relating to registered public offerings of their Common Shares and/or rights to participate in registered public offerings of Common Shares. At March 31, 2003, we had outstanding $65 million (€59.7 million) of our Convertible Notes, which can be converted into up to approximately 2.2 million Common Shares at a conversion price of $29.13 per share. In addition, we have reserved approximately 7.0 million Common Shares for issuance upon the exercise of outstanding options granted under our share incentive plans. Issuances or sales of substantial amounts of our Common Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Shares and could adversely affect our ability to raise capital through subsequent offerings of equity.

Investors may be unable to enforce civil liabilities and judgments against us and our directors and officers.

        We are incorporated under the laws of Luxembourg, and substantially all of our assets are located outside the United States. A majority of our directors and officers are not residents of the United States, and all or a substantial portion of their assets are located outside the United States. As a result, investors may not be able to serve process within the United States or to enforce judgments against us or many of our directors and officers based upon civil liability provisions of the securities laws of the United States. In addition, foreign courts may not enforce judgments of U.S. courts predicated upon the civil liability provisions of the United States securities laws. They also may refuse to adjudicate original actions predicated upon such provisions.

FORWARD-LOOKING STATEMENTS

        Some of the statements in this prospectus and the information incorporated by reference are forward-looking. These forward-looking statements include statements relating to competition, trends and anticipated developments in the broadcasting industry. These forward-looking statements also include statements relating to our performance in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of this prospectus. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written materials, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may," "will," "should," "believes," "expects," "anticipates," "estimates," "continues" or similar expressions or comparable terminology) with respect to various matters.

        It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. These factors include:

  •
  the effects of, and changes in, regulation and government policy;

  •
  the effects of changes in the general economic environment;

  •
  the effects of competition;

  •
  our ability to reduce costs;

  •
  the timely development and acceptance of our new channels, stations and/or services;

  •
  the effects of technological changes in the broadcasting industry; and

  •
  our success at managing the risks that arise from these factors.

        All forward-looking statements in this prospectus and the information incorporated by reference are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this prospectus or otherwise. In addition, please note that the matters set forth under the caption "Risk Factors" constitute cautionary statements identifying important factors with respect to these forward-looking statements, including certain risks and uncertainties, that could cause actual results in the future to differ materially from those anticipated in such forward-looking statements.

USE OF PROCEEDS

        We will receive net proceeds of $                        (€    ) from the sale of up to 1,000,000 Common Shares (before expenses), and if the underwriters exercise their over-allotment option in full, we will receive net proceeds of $                       (€    ) (before expenses). We may use any proceeds we receive for general corporate purposes, which may include the repayment of debt or the funding of potential acquisitions.

        We will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Selling Shareholders in this offering have agreed to pay a proportionate share of our out of pocket expenses in connection with this offering.

DIVIDEND POLICY

        We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings for use in operations and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Furthermore, both the indenture governing our Senior Notes and Luxembourg law currently restrict any payment of dividends.

MARKET INFORMATION AND RELATED MATTERS

        Our Common Shares have been listed on the Official Market of Euronext Amsterdam since August 4, 1999, and quoted on the Nasdaq National Market since March 10, 1993.

        The following table sets forth the range of high and low closing prices for the Common Shares in The Netherlands for the periods indicated.

	Common Shares
	High	Low
1999 (August 4, 1999 to December 31, 1999)	€50.00	€31.20
2000	76.50	22.50
2001	33.00	15.80
2002	26.00	11.11
2001
First Quarter	31.50	23.50
Second Quarter	33.00	20.00
Third Quarter	31.00	17.50
Fourth Quarter	18.50	15.80
2002
First Quarter	20.10	17.00
Second Quarter	26.00	16.96
Third Quarter	18.25	12.48
Fourth Quarter	16.41	11.11
2003
First Quarter	€15.86	€10.66
2002
November	€16.10	€14.01
December	16.41	14.00
2003
January	15.86	13.55
February	13.32	11.00
March	13.45	10.66
April	—	—
May 2003 (through May 26)	€14.50	€12.68

        Trading of Common Shares is carried out on the Official Market of Euronext Amsterdam through the Amsterdam Security Account System ("ASAS"). Shares in ASAS are traded through an electronic book-entry trading system. In connection with trading in ASAS, no share certificates are issued. The code numbers for trading in ASAS are: Security code Amsterdam 46666; ISIN code: LU009539344.2; Common Code: 9539344.

        The following table sets forth the range of high and low closing prices for the Common Shares on the Nasdaq National Market for the periods indicated.

	Common Shares
	High	Low
1998	$34.13	$18.56
1999	48.69	25.00
2000	72.50	17.75
2001	29.63	14.02
2002	24.83	9.70
2001
First Quarter	29.63	19.20
Second Quarter	28.65	17.69
Third Quarter	26.10	15.00
Fourth Quarter	18.10	14.02
2002
First Quarter	18.95	14.75
Second Quarter	24.83	17.45
Third Quarter	18.20	11.73
Fourth Quarter	17.22	9.70
2003
First Quarter	$17.29	$12.23
2002
November	$17.22	$15.55
December	15.81	13.71
2003
January	17.29	14.25
February	14.66	12.23
March	15.09	12.69
April	15.09	13.80
May 2003 (through May 26)	$17.22	$14.96

EXCHANGE RATES

        The table below sets forth, for the periods and dates indicated, the exchange rate for the U.S. dollar against the euro based on the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") for such currency, and the average rates presented below were determined by averaging the daily Noon Buying Rates for this currency during the periods indicated below.

Euro/U.S. dollar Exchange Rates
(euro per U.S. dollar)

	End of Period	Average Rate(1)	High	Low
1998(2)	0.86	0.90	0.93	0.84
1999	1.00	0.94	1.00	0.84
2000	1.07	1.09	1.21	0.97
2001	1.12	1.12	1.20	1.05
2002	0.95	1.06	1.16	0.95
November 2002	—	—	1.01	0.99
December 2002	—	—	1.01	0.95
January 2003	—	—	0.97	0.92
February 2003	—	—	0.93	0.92
March 2003	—	—	0.95	0.90
April 2003	—	—	0.94	0.89
May 2003 (through May 26)	—	—	0.89	0.85

(1)
The average of the Noon Buying Rates on the last business day of each full month or portion of a month during the relevant period.

(2)
The year-end, average, high and low Noon Buying Rates of Luxembourg francs converted into euro at the exchange rate set by the Council of the European Union for use as of January 1, 1999 of €1 = LUF40.3399

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2003 on an actual basis and as adjusted to give effect to the estimated net proceeds received by us from the offering. You should read the table in conjunction with our financial statements and the accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	As of March 31, 2003
	Actual	Adjustments	As Adjusted(1)
	(in thousands of euro) (unaudited)
Cash and cash equivalents	€52,609	€15,500	€68,109

Current portion of long-term debt	7,069	—	7,069

Long-term debt:
Convertible Notes	59,660	—	59,660
12% Senior Notes	135,000	—	135,000
Other long term debt	20,231	—	20,231

Total long-term debt	€214,891	—	€214,891

Minority interests	€21,449	—	€21,449

Shareholders' equity:
Common shares	57,246	2,000	59,246
Additional paid-in capital	616,865	13,500	630,365
Accumulated deficit	(483,676)	—	(483,676)
Treasury shares	(153)	—	(153)
Accumulated other comprehensive loss	(5,150)	—	(5,150)

Total Shareholders' equity	€185,132	€15,500	€200,632

Total capitalization	€428,541	€15,500	€444,041

(1)
Assumes 1,000,000 shares issued at $17.25 per share and our share of out of pocket offering costs being €350,000.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

        The selected consolidated historical financial and operating data set forth below as of December 31, 1998, 1999, 2000, 2001, and 2002, and for each of the five years in the period ended December 31, 2002, are derived from our audited consolidated financial statements, which were prepared in accordance with U.S. GAAP. Unaudited consolidated financial data as of March 31, 2003 and for the three months ended March 31, 2002 and 2003 derived from our unaudited consolidated interim financial statements is also set forth below. Effective January 1, 2002, we prepare our consolidated financial statements in euro. Prior to January 1, 2002, we reported in U.S. dollars. All prior period financial statements have been restated in euro. The Statement of Operations was translated using a weighted average exchange rate for the applicable period. Balance Sheets were translated using the applicable period end rate. You should read the data in conjunction with our financial statements and the accompanying notes included elsewhere in this prospectus. The comparability of the operating data in different periods is affected by the dates of acquisitions or start-up of our television and radio stations.

	Year Ended December 31,					Three Months Ended March 31,
	1998(7)	1999	2000	2001	2002	2002	2003
						(unaudited)
	(in thousands of euro, except per share data)
Statement of Operations Data:
Net revenue	€315,564	€387,389	€462,104	€479,853	€510,854	€107,021	€115,650
Station operating expenses	236,417	278,601	332,812	352,668	365,963	88,400	90,473
Selling, general and administrative expenses	61,957	76,240	91,292	89,694	94,190	22,426	22,594
Corporate expenses	8,620	10,258	13,581	16,567	14,515	2,592	3,099
Non-cash compensation	1,028	1,935	700	3,006	1,559	207	—
Depreciation and amortization expenses	18,089	19,069	25,109	31,610	22,912	5,487	5,735
Non-recurring and restructuring expenses(1)	—	9,222	2,268	16,933	—	—	—

Operating income (loss)	(10,547)	(7,936)	(3,658)	(30,625)	11,715	(12,091)	(6,251)
Equity in income (loss) of unconsolidated subsidiaries(2)	(3,183)	(13,213)	(24,536)	(25,749)	(33,232)	(1,548)	455
Interest expense, net	(16,572)	(13,595)	(7,496)	(18,558)	(25,175)	(6,737)	(5,905)
Foreign exchange gains (losses), net	(2,877)	(8,532)	(12,105)	5,243	20,491	(1,600)	2,340
Investment gains (losses), net(3)	338	397	(33,351)	(43,565)	(2,957)	195	290
Gain (loss) on extinguishment of debt	—	—	—	(3,249)	1,335	—	109
Other expense, net	(2,375)	(85)	(16,362)	(3,760)	(2,601)	(231)	(467)
Income taxes	(571)	(504)	(1,139)	(185)	(666)	(123)	(298)
Minority interest in (income) losses	5,431	3,257	(631)	6,618	(4,634)	2,208	1,070

Net loss	€(30,356)	€(40,211)	€(99,278)	€(113,830)	€(35,724)	€(19,927)	€(8,657)

Net loss, per Common Share, basic and diluted(4)	€(2.07)	€(2.23)	€(3.81)	€(4.08)	€(1.25)	€(0.70)	€(0.30)

Weighted average Common Shares outstanding (in thousands)	14,677	18,027	26,065	27,880	28,492	28,333	28,612

Supplemental Information:
Operating income (loss) per Common Share, basic and diluted	€(0.72)	€(0.44)	€(0.14)	€(1.10)	€0.41	€(0.43)	€(0.22)
Cash provided by (used in) operating activities	(27,487)	(46,813)	(39,709)	(10,319)	11,459	(10,184)	(829)
Ratio of earnings to fixed charges(5)	—	—	—	—	1.07	—	—

	As of December 31,
						As of March 31, 2003
	1998	1999	2000	2001	2002
						(unaudited)
	(in thousands of euros)
Balance Sheet Data:
Current assets	€217,682	€281,192	€304,466	€282,762	€294,153	€281,002
Total assets	366,676	489,307	756,719	702,633	667,511	649,242
Current liabilities	101,024	170,814	192,522	179,954	177,275	181,238
Long-term debt, less current portion(6)	241,065	107,717	198,261	239,199	223,981	214,891
Shareholders' equity (deficit)	(15,406)	160,237	300,646	233,633	198,706	185,132

(1)
Non-recurring and restructuring expenses include €9.2 million of expenses incurred in 1999 related to the termination of a Reorganization Agreement between us and Central European Media Entertainment Limited, referred to as CME, €2.3 million of expenses incurred in 2000 in connection with a proposed exchange offer with UPC, and a €12.6 million restructuring charge and a €4.4 million goodwill impairment charge related to Lampsi in 2001.

(2)
Equity in income (loss) of unconsolidated subsidiaries include our losses in Kanal A in Slovenia of €4.5 million and €3.1 million in 1999 and 2000, respectively; our share of losses in TV3 in Switzerland of €9.0 million, €19.0 million and €6.1 million in 1999, 2000 and 2001, respectively; our share of results in TVN in Poland including goodwill amortization and impairment charges of €2.9 million, €6.7 million and €25.0 million in 2000, 2001 and 2002, respectively; and losses in V8 in the Netherlands for the period from April 1 to September 30, 2001 (during which period we had temporary control of V8) of €8.7 million.

(3)
Investment losses include impairment charges related to investments by our SBS New Media division of €33.4 million and €42.5 million in 2000 and 2001, respectively.

(4)
We have not paid any dividends for any of the periods presented. Net loss per Common Share, basic and diluted, is calculated by dividing net loss by the weighted average Common Shares outstanding.

(5)
For the years ended December 31, 1998, 1999, 2000, and 2001, earnings were insufficient to cover fixed charges. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes and minority interest plus equity in loss of unconsolidated subsidiaries and fixed charges. Fixed charges include interest expense and a portion of rental expense deemed to be attributable to interest expense. Earnings were insufficient to cover fixed charges by €32.0 million, €29.8 million, €73.0 million and €94.5 million in the years ended December 31, 1998, 1999, 2000, and 2001, respectively. Earnings were insufficient to cover fixed charges by €18.4 million and €9.1 million in the three months ended March 31, 2002 and 2003.

(6)
All periods include capitalized lease obligations; the years ended December 31, 2000, 2001 and 2002, include €80.6 million, €84.3 million and €66.8 million, respectively, of our Convertible Notes then outstanding; and the three months ended March 31, 2003 include €59.7 million of our Convertible Notes currently outstanding. The periods ended December 31, 2001, 2002 and March 31, 2003 include €135.0 million of our Senior Notes currently outstanding.

(7)
As the euro was not introduced until January 1, 1999, the statement of operations for the year ended December 31, 1998 will not be comparable to the financial statements of other companies that report in euros and that restate amounts from a different currency than the Luxembourg franc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        This discussion includes forward-looking statements. Our actual results in the future could differ materially from those anticipated in these forward-looking statements. See "Forward-Looking Statements" and "Risk Factors." You should read the following discussion in conjunction with our financial statements and the financial statements of TVN and the accompanying notes included elsewhere in this prospectus. For a more detailed discussion and analysis of our financial condition and results of operations, please refer to Item 5 of our 2002 Annual Report filed on Form 20-F/A, which is incorporated by reference into this prospectus.

Operating Results

Overview

        We create, acquire, package and distribute programming and other content via television channels and radio stations in Europe. We currently own and operate television stations that broadcast in or into Norway, Sweden, Denmark, Flemish Belgium, The Netherlands and Hungary. Additionally, we own a 38% interest in prima TV, a Romanian television station, a 30.4% interest in TVN, Poland's second largest private television broadcaster and a 20% interest ATV Private-TV Services AG ("ATV"), an Austrian satellite-to-cable television station. We also own and operate radio stations in Sweden, Finland, Denmark and Greece. We will continue to evaluate opportunities to acquire interests in and to develop television and radio stations in our current markets and other parts of Europe.

        In 2002, 83% of our total revenue came from the sale of advertising time on our television and radio stations. The remaining revenue was derived from other sources such as cable subscription fees, sale of air time (including teleshopping), teletext fees, product placements and non-cash revenues from barter transactions. Our most significant station operating expenses are programming and distribution expenses, employee salaries and commissions, and advertising and promotional expenditures.

Recent Developments

Television

        On December 23, 2002, we sold a 2.6% equity interest in TVN to International Trading and Investments Holdings S.A. ("ITI") for a cash consideration of $11 million (€10.5 million). In connection with the sale, the Company granted ITI an option to purchase all of our remaining 30.4% equity interest in TVN for the greater of our pro rata share of (i) 12 times TVN's average EBITDA for 2002 and 2003 less TVN's net debt, or (ii) 12 times TVN's 2003 EBITDA less net debt, with a minimum cash consideration of $130 million. The call option is exercisable until December 31, 2003.

        On March 24, 2003, we entered into various agreements with TV2 and Postabank és Takarékpénztár Rt. ("Postabank") in Hungary, whereby Postabank extended a loan of HUF1.4 billion (€5.7 million) to TV2 (the "New Loan"), secured by a guarantee issued by us, to replace an existing loan agreement. All of the outstanding principal amount of the New Loan is payable on March 24, 2006. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

        On May 12, 2003, we entered into an agreement with Lions Gate Entertainment Corporation ("Lions Gate") whereby if certain conditions are filled, Lions Gate will repurchase from us part or all of our equity interest in Lions Gate, which we had written down in 2002. See "—Results of Operations—Year ended December 31, 2002, compared to year ended December 31, 2001—Investment Loss."

Financial Reporting and Accounting

        Effective January 1, 2003, we no longer report operations for the "SBS New Media" segment. For a detailed discussion of our financial reporting and accounting policies, please refer to our 2002 Annual Report on Form 20-F/A, which is incorporated by reference into this prospectus.

Results of Operations

Three months ended March 31, 2003 compared to three months ended March 31, 2002

Net Revenue

        Net revenue increased €8.6 million, or 8%, from €107.0 million for the three months ended March 31, 2002 to €115.6 million for the three months ended March 31, 2003. The increase was mainly attributable to increased net revenues of €7.6 million, or 8%, at our television operations.

        The increase in net revenues at our television operations was mainly due to increased net revenues of €4.6 million, or 32%, from Kanal 5 (Sweden), mainly due to increased viewing shares and due to an estimated increase in the television advertising market of 4%. Our Hungarian television operations and TVNorge (Norway) had increased net revenues of €2.9 million, or 24%, and €1.0 million, or 9%, respectively, mainly due to increased viewing shares. Despite a decrease in the Dutch television advertising market our Dutch television operations had increased revenues of €1.7 million, or 5%, due to increased viewing shares. Our Danish television operations had an increase in net revenues of €0.2 million, or 2%, and VT4 (Belgium) had decreased net revenues of €0.6 million, or 5%.

        Our radio operations' net revenues increased €1.0 million, or 14%, mainly due to net revenues of €0.7 million at Lampsi, a radio station located in Athens, Greece, which was not broadcasting in the three months ended March 31, 2002.

Station Operating Expenses

        Station operating expenses increased €2.1 million, or 2%, from €88.4 million for the three months ended March 31, 2002 to €90.5 million for the three months ended March 31, 2003, mainly due to increased station operating expenses of €1.8 million at our television operations. Station operating expenses expressed as a percentage of net revenues were 82.6% and 78.2% for the three months ended March 31, 2002 and 2003, respectively, reflecting our ability to increase our operating margins through strict cost control.

        The increase in station operating expenses at our television operations was mainly due to an increase at our Dutch television operations of €2.5 million, or 7%, mainly due to increased cost of local productions, which were not broadcast in the three months ended March 31, 2002. Our Hungarian television operations and Kanal 5 had increased station operating expenses of €0.5 million and €0.4 million, respectively, mainly due to the cost of the Big Brother show. Such increases were partly offset by decreased station operating expenses at TVNorge of €1.6 million, or 15%, mainly due to savings within distribution cost.

        Our radio operations had increased station operating expenses of €0.3 million, or 9%, mainly due to increased cost at Lampsi, which was not broadcasting in the three months ended March 31, 2002.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €0.2 million, or 1%, from €22.4 million for the three months ended March 31, 2002 to €22.6 million for the three months ended March 31, 2003. Selling, general and administrative expenses expressed as a percentage of net revenues were 21.0% and 19.5% for the three months ended March 31, 2002 and 2003, respectively reflecting our ability to increase our operating margins through strict cost control.

Corporate Expenses

        Corporate expenses increased €0.5 million, or 20%, from €2.6 million for the three months ended March 31, 2002 to €3.1 million for the three months ended March 31, 2003, mainly due to non-recurring expenses for external consultants. Corporate expenses expressed as a percentage of net revenues were 2.4% and 2.7% for the three months ended March 31, 2002 and 2003, respectively.

Non-cash Compensation

        We recorded no non-cash compensation for the three months ended March 31, 2003.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses increased €0.2 million, or 5%, from €5.5 million for the three months ended March 31, 2002 to €5.7 million for the three months ended March 31, 2003, mainly due to increased depreciation associated with new premises for our Dutch television operations. Depreciation and amortization expenses expressed as a percentage of net revenues were 5.1% and 5.0% for the three months ended March 31, 2002 and 2003, respectively.

Operating Loss

        Operating loss decreased €5.8 million, or 48%, from €12.1 million for the three months ended March 31, 2002 to €6.3 million for the three months ended March 31, 2003, primarily due to decreased operating loss of €5.4 million from our television operations.

        The decrease in our operating loss was mainly due to increased operating income at Kanal 5 of €3.6 million, and decreased operating losses at TV Norge, our Hungarian and Danish television operations of €2.6 million, €1.2 million and €1.1 million, respectively. Such improvements were partly offset by increased operating losses of €1.6 million and €0.1 million at our Dutch television operations and VT4, respectively.

Equity in Income (Loss) from Unconsolidated Subsidiaries

        Equity in income (loss) from unconsolidated subsidiaries improved €2.0 million, from a loss of €1.5 million for the three months ended March 31, 2002 to an income of €0.5 million for the three months ended March 31, 2003. The improvement was mainly attributable to the absence in 2003 of a loss of €1.2 million related to our investment in ATV in Austria, which was fully written off in 2002.

        Equity in income of TVN Poland increased from €0.6 million for the three months ended March 31, 2002 to €0.7 million for the three months ended March 31, 2003.

Net Interest Expense

        Net interest expense decreased €0.8 million, or 12%, from €6.7 million for the three months ended March 31, 2002 to €5.9 million for the three months ended March 31, 2003. The decrease was attributable to reduced interest expense as a result of our repayment of debt.

Foreign Exchange Gain (Loss)

        Foreign exchange gain (loss) improved €3.9 million, from a loss of €1.6 million for the three months ended March 31, 2002 to a gain of €2.3 million for the three months ended March 31, 2003. The increase in foreign exchange gain is mainly due to non-cash gains on our U.S. dollar-denominated Convertible Notes as a result of the strengthened position of the euro against the U.S. dollar, during the three months ended March 31, 2003.

Investment Gain

        Investment gain increased €0.1 million from €0.2 million for the three months ended March 31, 2002 to €0.3 million for the three months ended March 31, 2003. The 2003 gain represents a gain realized on the sale of our equity interest in TV Hordaland in Norway.

Gain on Extinguishment of Debt

        In the three months ended March 31, 2003 we recorded a gain of €0.1 million realized on the extinguishment of $5 million face value of our Convertible Notes, which at March 31, 2003 was reduced to $65 million (€59.7 million).

Other Expenses, Net

        Other expenses, net, increased €0.2 million from €0.2 million for the three months ended March 31, 2002 to €0.4 million for the three months ended March 31, 2003, mainly due to increased municipality tax expenses at our Hungarian television operations.

Net Loss

        As a result of the foregoing, our net loss decreased €11.2 million from a loss of €19.9 million for the three months ended March 31, 2002 to a loss of €8.7 million for the three months ended March 31, 2003.

Year ended December 31, 2002, compared to year ended December 31, 2001

Net Revenue

        Net revenue increased €31.0 million, or 6%, from €479.9 million for the year ended December 31, 2001, to €510.9 million for the year ended December 31, 2002. The increase was primarily due to increased net revenues of €38.3 million, or 9%, at our television operations.

        The increase in net revenues at our television operations was mainly due to increased net revenues of €33.2 million, or 21%, from our Dutch television operations, mainly due to increased revenues of €16.6 million from V8, which we first consolidated in the fourth quarter of 2001. Excluding revenues from V8, revenues from our Dutch television operations increased by €16.6 million, or 11%, partly due to an increase in revenues from sponsored programs, and partly due to an increase in the television advertising market. Kanal 5 had increased net revenues of €13.3 million, or 24%, mainly due to improved viewing shares, and TVNorge had increased net revenues of €3.4 million, or 7%, mainly due to an increase in the television advertising market. Such increases were offset by a decrease of €2.9 million related to prima TV, which we stopped consolidating on June 30, 2001. Our Danish television operations had decreased revenues of €6.6 million, or 14%, mainly due to a decrease in viewing shares. VT4 had decreased revenues of €2.4 million, or 5%, mainly due to decreased barter revenues of €3.1 million, which corresponded to the decrease in marketing expenses at VT4. Our Hungarian television operations had unchanged revenues.

        Our radio operation's net revenues decreased €357,000, or 1%, mainly due to decreased revenues in our Swedish and Finnish radio operations, which resulted from decreases in the local radio advertising markets. Such decreases were partly offset by increased revenue of €711,000 at Lampsi, which was not broadcasting in the period from March 27, 2001, to March 19, 2002.

        SBS New Media net revenues decreased €6.9 million, or 60%, due to an expected decrease in advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

Station Operating Expenses

        Station operating expenses increased €13.3 million, or 4%, from €352.7 million for the year ended December 31, 2001, to €366.0 million for the year ended December 31, 2002, mainly due to increased station operating expenses of €19.8 million at V8, which we began consolidating in the fourth quarter of 2001. This increase was offset by the absence in 2002 of station operating expenses of €4.3 million at prima TV, which we stopped consolidating on June 30, 2001. On a same stations basis station operating expenses decreased €2.4 million, or 1%, from €339.8 million for the year ended December 31, 2001, to €337.4 million for the year ended December 31, 2002. Station operating expenses expressed as a percentage of net revenues were 73.5% and 71.6% for the year ended December 31, 2001, and 2002, respectively.

        Excluding V8 and prima TV, our television operations had decreased station operating expenses of €2.4 million, or 1%, for the year ended December 31, 2002, compared to the year ended December 31, 2001, mainly due to decreased station operating expenses at our Danish television operations and TVNorge of €9.5 million, or 24%, and €4.7 million, or 11%, respectively. Such decreases were partly offset by increased station operating expenses of €8.2 million, or 19%, at our Hungarian television operations, mainly due to the cost of the Big Brother show, which was launched on September 1, 2002, to support the re-launch of the station.

        Our radio operations had increased station operating expenses of €227,000, or 2%, primarily due to increased expenses related to The Voice and Pop FM in Aarhus, which was not owned by us in the first three quarters of the year ended December 31, 2001, and increased expenses at Lampsi, which was not broadcasting in the period from March 27, 2001, to March 19, 2002. This increase was partly offset by general savings at our Swedish and Finnish radio operations.

        SBS New Media had decreased station operating expenses of €70,000.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses increased €4.5 million, or 5%, from €89.7 million for the year ended December 31, 2001, to €94.2 million for the year ended December 31, 2002. Selling, general and administrative expenses expressed as a percentage of net revenues were 18.7% and 18.4% for the year ended December 31, 2001, and 2002, respectively.

        Selling, general and administrative expenses at our television operations increased €5.5 million, or 8%, mainly due to an increase of €5.2 million at V8, which we began consolidating in the fourth quarter of 2001. The increase was also due to increased selling, general and administrative expenses at our Hungarian television operations, our Dutch television operations (excluding V8) and Kanal 5, of €2.6 million, €1.8 million and €1.1 million, respectively. The increase at our Hungarian television operations was mainly due to selling, general and administrative expenses at MTM-Produkcio and MTM-Interaktive, which we began consolidating on July 1, 2002. Kanal 5 had increased selling, general and administrative expenses mainly due to performance bonuses paid to management and staff in recognition of a significant increase in the operating income for the station compared to 2001. The Dutch television operations had increased expenses associated with the lease of the new premises. Such increases were offset by decreased marketing expenses of €3.9 million at VT4 corresponding to the decrease in barter revenues, and by the absence in 2002 of selling, general and administrative expenses of €974,000 at prima TV, which we stopped consolidating on June 30, 2001.

        Selling, general and administrative expenses at our radio operations decreased €709,000, or 4%, primarily due to general savings at our Swedish and Finnish radio operations. Such savings were partly offset by expenses at The Voice and Pop FM in Aarhus, which was not owned by us in the first three quarters of the year ended December 31, 2001.

        Selling, general and administrative expenses at our SBS New Media division decreased €325,000, due to general savings at vt4.net.

Corporate Expenses

        Corporate expenses decreased €2.1 million, or 12%, from €16.6 million for the year ended December 31, 2001, to €14.5 million for the year ended December 31, 2002, mainly as a result of the corporate restructuring in 2001. Corporate expenses expressed as a percentage of net revenues were 3.5% and 2.8% for the year ended December 31, 2001, and 2002, respectively.

Non-cash Compensation

        Non-cash compensation decreased €1.4 million, or 48%, from €3.0 million for the year ended December 31, 2001, to €1.6 million for the year ended December 31, 2002, mainly due to the absence in 2002 of the compensation expense for our former Chief Operating Officer.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses decreased €8.7 million, or 28%, from €31.6 million for the year ended December 31, 2001, to €22.9 million for the year ended December 31, 2002. This decrease was mainly attributable to the absence in 2002 of goodwill amortization of €6.2 million, as the company has adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("FAS 142"), effective January 1, 2002. FAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives, but requires that these assets be reviewed for impairment at least annually. Based on our analysis, no impairment charges were recorded in 2002. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, FAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The decrease was also partially due to a €1.0 million decrease in amortization on our investment in local broadcasting licenses in Norway and to lower depreciation on production equipment. Depreciation and amortization expenses expressed as a percentage of net revenues were 6.6% and 4.5% for the years ended December 31, 2001, and 2002, respectively.

Operating Income (Loss)

        Operating income (loss) improved €42.3 million, or 138%, from a loss of €30.6 million for the year ended December 31, 2001, to an income of €11.7 million for the year ended December 31, 2002, primarily as a result of improved operating income (loss) of €27.3 million at our television operations.

        The improvement in our operating income (loss) was achieved despite an increased operating loss in 2002 of €9.2 million at V8, which was not owned by us in the first quarter of 2001, and not consolidated in the second and third quarter of 2001. This loss was partly offset by the absence of losses in 2002 of €3.1 million at prima TV, which was not consolidated from July 1, 2001, and decreased losses of €501,000 at Lampsi, which was not broadcasting in the period from March 27, 2001, to March 19, 2002. Excluding the operating results from V8, prima TV and Lampsi, our same station operating income (loss) improved €48.0 million, from a loss of €22.2 million for the year ended December 31, 2001, to an income of €25.8 million for the year ended December 31, 2002, primarily due to increased operating income at Kanal 5 and our Dutch television operations (excluding V8) of €13.3 million and €11.6 million, respectively, and due to a decrease in losses at our Danish television operations and TVNorge of €8.9 million and €8.0 million, respectively. In addition, the improvement was due to the absence in 2002 of restructuring and other non-recurring expenses of €12.6 million and €4.4 million, respectively. Such improvements were partly offset by a lower operating income of €13.7 million at our Hungarian television operations.

Equity in Loss from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries increased €7.5 million, or 29%, from €25.7 million for the year ended December 31, 2001, to €33.2 million for the year ended December 31, 2002. The increase was mainly attributable to an impairment charge of €27.1 million recorded on our equity investment in TVN and TVN7 in Poland, and a loss of €5.1 million related to our investment in ATV in Austria. Such increased losses were partly offset by the absence in 2002 of net losses of €8.1 million from V8 in the second and third quarter of 2001, when we did not consolidate the results of V8, net losses of €6.1 million in the year ended December 31, 2001, associated with our interest in TV3 in Switzerland, which was sold in November 2001, and the absence of goodwill amortization of €10.1 million related to our equity investments in TVN and TVN7 in Poland, Radio Noordzee and V8, for the year ended December 31, 2001.

Net Interest Expense

        Net interest expense increased €6.6 million, or 36%, from €18.6 million for the year ended December 31, 2001, to €25.2 million for the year ended December 31, 2002. The increase was primarily attributable to reduced interest income related to cash balances and increased interest expense related to our €135 million 12% Senior Notes.

Foreign Exchange Gains

        Foreign exchange gains increased €15.3 million, or 291%, from €5.2 million for the year ended December 31, 2001, to €20.5 million for the year ended December 31, 2002, mainly due to non-cash gains on our Convertible Notes and gains on U.S. dollar-denominated programming liabilities, as a result of the euro strengthening against the U.S. dollar.

Investment Loss

        Investment loss decreased €40.6 million from a loss of €43.6 million for the year ended December 31, 2001 to a loss of €3.0 million for the year ended December 31, 2002. This improvement was primarily due to the absence in 2002 of write-downs on our SBS New Media investments. The loss in 2002 is mainly due to a write down of our investment in Lions Gate, a British Columbia Corporation, to its fair market value.

Gain (Loss) on Extinguishment of Debt

        In the year ended December 31, 2002, we recorded a gain of €1.3 million realized on the extinguishment of $5 million face value of our Convertible Notes. In the year ended December 31, 2001, we wrote off deferred financing costs of €3.2 million associated with a €134 million facility with DLJ Capital Funding Inc., which was repaid with the proceeds from the Senior Notes. The gain (loss) is included in continuing operations due to the adoption of Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("FAS 145"), which rescinds the classification of gain (loss) on extinguishments of debt as extraordinary items unless they are unusual and infrequent.

Other Expenses, Net

        Other expenses, net, decreased €1.2 million, or 31%, from €3.8 million for the year ended December 31, 2001, to €2.6 million for the year ended December 31, 2002, mainly due to the absence in 2002 of a write-off of €1.2 million of our investment in HOT Italy, an Italian radio station.

Net Loss

        As a result of the foregoing, our net loss decreased €78.1 million from a loss of €113.8 million for the year ended December 31, 2001, to a loss of €35.7 million for the year ended December 31, 2002.

Year ended December 31, 2001, compared to year ended December 31, 2000

Net Revenue

        Net revenue increased €17.8 million, or 4%, from €462.1 million for the year ended December 31, 2000, to €479.9 million for the year ended December 31, 2001, primarily attributable to increased net revenue of €13.7 million, or 3%, from our television operations.

        The increase in net revenue at our television operations was mainly due to increased net revenue from TV2, in Hungary, and our Dutch and Danish television operations. Despite an estimated decrease in the Dutch net television advertising market of 6%, our Dutch television operations had increased net revenue of €19.7 million, or 14%, primarily due to increased net revenue at NET5 resulting from increased viewing shares and to a lesser extent from net revenue of €4.5 million from V8, which we did not own in the year ended December 31, 2000. Despite an estimated decrease in the Danish television advertising market of 4%, for the year ended December 31, 2001, as compared to the year ended December 31, 2000, our Danish television operations had increased net revenue of €8.9 million, or 23%, primarily due to increased viewing shares. TV2 had increased net revenue of €6.8 million, or 11%, primarily due to increased prices. The improved net revenue at TV2 and our Dutch and Danish television operations were partly offset by decreased net revenues of €7.8 million, or 14%, at TV Norge, due to the absence in 2001 of non-recurring revenues from the settlement with TV2 (in Norway), wherein TV2 agreed to compensate TVNorge for failing to generate certain specified audience levels. Such non-recurring revenues amounted to €16.1 million for the year ended December 31, 2000. When these non-recurring revenues are excluded in the year ended December 31, 2000, TVNorge's net revenue increased €8.2 million, or 21%, mainly due to increased viewing shares. VT4 had decreased net revenue of €5.3 million, or 10%, primarily due to decreased viewing shares, and Kanal 5 had decreased net revenue of €7.2 million, or 12%, due to an estimated decrease of 12% in the net television advertising market in the year ended December 31, 2001, compared to the year ended December 31, 2000.

        Our radio operations net revenue decreased €1.8 million, or 5%, mainly due to decreased revenue in Greece, when Lampsi, along with a number of other Greek radio stations, had its license revoked by the Greek Ministry and went off the air in March 2001. Lampsi received a new operating license on March 14, 2002.

        SBS New Media net revenue increased €5.9 million, or 104%, mainly due to increased advertising revenues arising from campaigns placed at our television and radio stations by e-ventures in which we have an equity stake.

  Station Operating Expenses

        Station operating expenses increased €19.9 million, or 6%, from €332.8 million for the year ended December 31, 2000, to €352.7 million for the year ended December 31, 2001, primarily due to increased station operating expenses of €18.7 million, or 6%, from our television operations.

        The increase in station operating expenses at our television operations, was mainly due to increased programming expenses of €8.3 million at SBS6 and NET5 in The Netherlands and station operating expenses of €8.2 million from V8, which we did not own in the year ended December 31, 2000.

        Our radio operations had increased station operating expenses of €1.0 million, or 7%, mainly due to increased programming, music royalty and distribution expenses.

        SBS New Media had increased station operating expenses of €237,000, or 64%.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses decreased €1.6 million, or 2%, from €91.3 million for the year ended December 31, 2000, to €89.7 million for the year ended December 31, 2001, primarily due to decreases from our television operations.

        The decrease in selling, general and administrative expenses at our television operations, was mainly due to decreased expenses at Kanal 5 of €3.6 million, or 22%. Such decrease was partly offset by selling, general and administrative expenses of €907,000 from V8, which we did not own in the year ended December 31, 2000, and by increased expenses at TV2 in Hungary of €1.8 million, or 15%.

        Our radio operations had decreased selling, general and administrative expenses of €176,000.

        SBS New Media had decreased selling, general and administrative expenses of €388,000, or 23%.

Corporate Expenses

        Corporate expenses increased €3.0 million, or 22%, from €13.6 million for the year ended December 31, 2000, to €16.6 million for the year ended December 31, 2001, mainly due to higher staffing levels and a general increase in expense levels.

Non-cash Compensation

        Non-cash compensation increased €2.3 million, from €700,000 for the year ended December 31, 2000, to €3.0 million for the year ended December 31, 2001. Non-cash compensation comprises the historical cost of shares granted to employees for services provided and/or as part of an employment termination agreement.

Depreciation and Amortization Expenses

        Depreciation and amortization expenses increased €6.5 million, or 26%, from €25.1 million for the year ended December 31, 2000, to €31.6 million for the year ended December 31, 2001, mainly due to increased depreciation expense associated with production equipment at Kanal 5 and our Danish television operations. The increase was also partially attributable to increased amortization of goodwill on acquired businesses.

Restructuring Expenses

        In the year ended December 31, 2001, we had restructuring expenses of €12.6 million, mainly comprising termination charges in relation to closing down, restructuring or merging operations and corporate offices, and charges related to reducing in the number of employees across the group.

Non-recurring Expenses

        Non-recurring expenses increased €2.1 million, or 93%, from €2.3 million for the year ended December 31, 2000, to €4.4 million for the year ended December 31, 2001. The non-recurring expenses comprise the write-off in 2001 of goodwill related to our acquisition of Lampsi and expenses of €2.3 million incurred in 2000 in connection with a proposed exchange offer with UPC.

Operating Loss

        Operating loss increased €26.9 million, from €3.7 million for the year ended December 31, 2000, to €30.6 million for the year ended December 31, 2001, primarily attributable to restructuring expenses of €12.6 million in the year ended December 31, 2001, and increased operating losses of €10.1 million at our television operations. The increased operating loss at our television operations was primarily due to the absence in 2001 of non-recurring revenues recognized in 2000 of €16.1 million from the settlement with TV2 (in Norway), wherein TV2 agreed to compensate TVNorge for failing to generate certain specific audience levels, and operating losses of €4.7 million at V8, which was not owned by us in the year ended

December 31, 2000. Excluding the non-recurring revenues from TV2 (in Norway) in 2000 and the V8 losses in 2001, the television operations had increased operating income of €10.7 million for the year ended December 31, 2001, as compared to the year ended December 31, 2000.

Equity in Loss from Unconsolidated Subsidiaries

        Equity in loss from unconsolidated subsidiaries increased €1.2 million, or 5%, from €24.5 million for the year ended December 31, 2000, to €25.7 million for the year ended December 31, 2001. The increase was primarily attributable to losses up to September 30, 2001 associated with V8 in The Netherlands, which we did not own in 2000, and amortization of goodwill associated with TVN in Poland. These losses were partly offset by decreased losses at TV3 in Switzerland, which was sold in November 2001, and the non-recurrence of losses in 2001 associated with our interest in Kanal A (in Slovenia), which was sold in October 2000.

Net Interest Expense

        Net interest expense increased €11.1 million, from €7.5 million for the year ended December 31, 2000, to €18.6 million for the year ended December 31, 2001. The increase was primarily attributable to increased interest expense related to our €134 million bridge facility with DLJ Capital Funding Inc., which was repaid in full in June 2001, from the net proceeds from the issuance of our Senior Notes, and interest payable on the Senior Notes.

Foreign Exchange Gains (Losses), Net

        Foreign exchange gains (losses), net, improved by €17.3 million, from a loss of €12.1 million for the year ended December 31, 2000, to a gain of €5.2 million for the year ended December 31, 2001, primarily attributable to a currency gain on our Euro-denominated net debt and the strengthening of the U.S. dollar against other European currencies at a slower pace during 2001 as compared to 2000.

Investment Losses, Net

        Investment losses, net, increased €10.2 million, or 31%, from €33.4 million for the year ended December 31, 2000, to €43.6 million for the year ended December 31, 2001, primarily attributable to increased write-down of certain of our SBS New Media investments. In the year ended December 31, 2001, investment losses included write-down of our investments in ZeniMax Media, Inc. ("Zenimax") (€16.7 million), HSX Holdings, Inc. (€10.1 million), Skandinavisk Resfeber A/S (€3.3 million), BetandWin.com Interactive Entertainment AG ("BetandWin") (€3.3 million) and Telitas A/S (€2.7 million).

Gain (Loss) on Extinguishment of Debt

        In June 2001, we recognized a loss on extinguishments of debt of €3.2 million related to the write-off of deferred financial cost associated with our €134 million bridge facility with DLJ Capital Funding Inc., which was repaid in full in June 2001. The loss is included in continuing operations due to the adoption of FAS 145, which rescinds the classification of gain (loss) on extinguishments of debt as extraordinary items unless they are unusual and infrequent.

Other Expenses, Net

        Other expenses, net, decreased €12.6 million, from €16.4 million for the year ended December 31, 2000, to €3.8 million for the year ended December 31, 2001, mainly due to the non-recurring write down of HOT Italy in 2000.

Net Loss

        As a result of the foregoing, our net loss increased €14.5 million, or 15%, from €99.3 million for the year ended December 31, 2000, to €113.8 million for the year ended December 31, 2001.

Liquidity and Capital Resources

        At March 31, 2003, we had cash and cash equivalents of €52.6 million, and we had working capital of €99.8 million.

        We conduct our operations through our subsidiaries. Therefore, we depend on the earnings of our subsidiaries and the distribution of those earnings, or upon the repayment of loans or other payments of funds by those subsidiaries, to us to service debt and otherwise fund our obligations. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to service our debt, or to make any funds available for our debt, whether by dividends, repayment of loans or other payments. In addition, payments of dividends and the making of loans and advances or other payments to us by our subsidiaries are subject in some cases to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. See "Risk Factors—Risks Relating to Our Business—The Company depends on its subsidiaries and associated companies to provide it with funds to meet its obligations. If its subsidiaries or associated companies are unable to pay dividends or otherwise distribute cash, or make cash payments, to the Company, the Company may be unable to satisfy its obligations, including its debt."

        Cash used in operations was €0.8 million for the three months ended March 31, 2003, compared to cash used in operations of €10.2 million for the three months ended March 31, 2002. Cash provided by operations was €11.5 million for the year ended December 31, 2002, compared to cash used in operations of €10.3 million for the year ended December 31, 2001. The improvement was primarily due to a decrease in the operating losses recorded during the three months ended March 31, 2003, compared to the three months ended March 31, 2002. The improvement for the year ended December 31, 2002 was primarily due to operating income recorded during 2002 compared to operating losses recorded during 2001.

        Cash used in investing activities was €4.0 million for the three months ended March 31, 2003, compared to cash used in investing activities of €5.4 million, for the three months ended March 31, 2002. Cash used in investing activities was €14.8 million for the year ended December 31, 2002, compared to cash used in investing activities of €29.5 million for the year ended December 31, 2001. The decrease for the three months ended March 31, 2003 was primarily due to the absence in 2003 of payments related to acquisitions. The decrease for the 12 months ended December 31, 2002 was primarily due to the sale of a 2.6% interest in TVN that resulted in cash proceeds of €10.5 million and the sale of our interest in Radio Noordzee that resulted in cash proceeds of €7.1 million.

        During the years ended December 31, 2000, 2001, and 2002, and for the three months ended March 31, 2003, we had capital expenditures of €36.9 million, €19.2 million, €24.6 million and €4.0 million, respectively. Capital expenditures include expenditures on fixed assets, which consist primarily of broadcasting equipment used at our television and radio stations, and expenditures on broadcast license fees. In 2000 our capital expenditures were comparatively high, mainly due to investments of €10.0 million in technical equipment for use in connection with local productions. The equipment was used for productions of Big Brother in Sweden, Denmark, Norway and Switzerland.

        Cash used in financing activities was €7.5 million for the three months ended March 31, 2003, compared to cash provided by financing activities of €1.2 million for the three months ended March 31, 2002. Cash provided by financing activities was €0.6 million for the year ended December 31, 2002, compared to cash provided by financing activities of €25.7 million for the year ended December 31, 2001. The decrease for the three months ended March 31, 2003 was primarily due to the acquisition and redemption of $5 million of our Convertible Notes and scheduled debt repayment in the three months ended March 31, 2003. The decrease for the year ended December 31, 2002 was primarily due to the issuance in

2001 of our Senior Notes offset by the repayment of €104 million under an existing financing arrangement. In 2002, our 70% owned Dutch subsidiary obtained a new financing facility of €11.8 million.

Convertible Notes

        In November 1997, we sold an aggregate of $75.0 million in principal amount of our Convertible Notes. Interest on the Convertible Notes is payable semi-annually in June and December each year. Holders of the Convertible Notes are entitled to convert the Convertible Notes into Common Shares at a conversion price of $29.13 per share. The Convertible Notes are redeemable, in whole or in part at our option, including accrued and unpaid interest to the date of redemption. In November 2002, we acquired and redeemed $5 million of the Convertible Notes and in March 2003, we acquired and redeemed $5 million of the Convertible Notes, and we recorded a gain of €109,000 on this extinguishment of debt. At March 31, 2003, the Convertible Notes had a carrying value of €59.7 million.

Senior Notes

        On June 14, 2001, we issued an aggregate principal amount of €135 million of our Senior Notes. Interest is payable semi-annually in June and December. The terms of the indenture agreement of our Senior Notes restrict our ability to obtain additional financing, pay dividends, and make additional investments. The terms also require us to maintain certain debt to EBITDA operating ratios. As of March 31, 2003, we were in compliance with all of our debt covenants and we had €33.0 million of borrowing capacity on a secured basis and €96.1 million on an unsecured basis under the limitations on indebtedness covenant in the indenture governing our Senior Notes.

TVNorge Receivable (Norway)

        In December 1999, we agreed with TVNorge and TV2 to terminate the cooperation, program and guarantee agreements because of unsatisfactory ratings performance of the station under the aegis of TV2. Under the agreement, TV2 had assumed full responsibility for programming, scheduling and promotion of TVNorge. On January 1, 2000, TVNorge regained full control and authority of its own programming, scheduling and promotion. As settlement under the now terminated cooperation and guarantee agreements, TV2 has paid TVNorge NOK 335 million (€40.8 million) in cash over a two-year period, and agreed to compensate TVNorge NOK 30 million (€3.8 million) in free airtime on TV2 over a three-year period. TV2 received NOK 10 million (€1.2 million) from us in 2000, in settlement of the program agreement pursuant to which TV2 had the ongoing right to acquire programming from the TVNorge program libraries on favorable terms.

TVN Guarantee (Poland)

        In connection with our 30.4% interest in TVN (Poland's second largest television station), we currently indemnify ITI against our pro rata share of any payments made by ITI pursuant to guarantees provided by them on behalf of TVN to certain bank lenders and program suppliers. At March 31, 2003, our maximum exposure in connection with such indemnity was approximately €22 million.

EBRD Loan (Hungary)

        On September 25, 2001, TV2 in Hungary executed amendments to loan agreements with the European Bank for Reconstruction and Development (the "EBRD"), Kereskedelmi es Hitelbank Rt. and Orszagos Takarekpenztar es Kereskedelmi Bank Rt (who we refer to collectively as the "Hungarian lenders"). Pursuant to these amendments, TV2 repaid $13.6 million (€14.8 million) of the facilities, financed in part through a €12 million loan to TV2 from SBS. €8.0 million remains outstanding under the amended loan with the EBRD. In order to comply with the indenture relating to our Senior Notes, the amended loan with the EBRD does not include restrictions on the ability of TV2 to pay dividends to us or make payments to us via management contracts or loans or repayment of debt to shareholders. In connection with these agreements, SBS has executed guarantees of TV2's obligations to the Hungarian Lenders, and TV2 has executed an agreement to indemnify us for any amounts paid by SBS under these guarantees. The loan with the EBRD is repayable in escalating semi-annual installments commencing in June 2000, and has a final maturity in December 2005. Interest is payable semi-annually, in arrears at a floating rate of LIBOR plus 3.5%.

ING Loan (The Netherlands)

        We operate our Dutch television operations through SBS Broadcasting B.V., our 70%-owned subsidiary. In October 2002, SBS Broadcasting B.V. borrowed €11.8 million from ING Bank on a secured basis and used the proceeds to repay in full shareholder loans from us and De Telegraaf N.V. ("De Telegraaf") incurred in connection with the acquisition of V8 (the "ING Loan"). We have guaranteed the ING Loan and SBS Broadcasting B.V. has agreed to indemnify us for any amount paid by SBS under the guarantee. The ING Loan is repayable in quarterly installments of €737,500, commencing January 2, 2003. Interest is payable quarterly, in arrears at a floating rate of EURIBOR plus 1.75%. The ING Loan places certain restrictions on the ability of SBS Broadcasting B.V. to distribute dividends.

Postabank Loan (Hungary)

        On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended the New Loan of HUF 1.4 billion (€5.7 million) to TV2, secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. The New Loan matures on March 24, 2006. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

BetandWin.com

        On April 15, 2003, we sold our 4.3% interest in BetandWin for cash consideration of €1.7 million.

        We believe that our current cash balances together with available credit will be adequate to satisfy our anticipated operating and capital requirements for the foreseeable future (see "Capital and Commercial Commitments"). Our future liquidity is contingent upon continued improved operating results of our existing television and radio stations. Our ability to realize these improvements will be subject to prevailing economic conditions and to legal, financial, business, regulatory, industry and other factors, many of which are beyond our control. See "Risk Factors."

Capital and Commercial Commitments

        The following table and discussion reflect the Company's significant commercial obligations and other commercial commitments as of March 31, 2003 (in thousands):

	Payment Due by Period
Capital Commitment	Total	Less than 1 Year	1-3 years	4-5 years	After 5 years
Long term debt	€221,960	€7,069	€77,610	€2,258	€135,023
Interest on long term debt	93,793	21,157	36,067	32,469	4,050
Operating leases	104,756	27,237	49,508	16,856	11,155
Program contracts	413,542	233,310	165,185	15,047	—

        The amounts above were calculated using the interest rates as of March 31, 2003, for variable rate debt agreements and the foreign exchange rates as of March 31, 2003, for commitments not denominated in euro.

        Upon a change of control, our Senior Notes would be payable at 101% of the face amount plus accrued and unpaid interest.

        As part of our agreements for the sale and purchase of unconsolidated subsidiaries, we have certain contractual commitments which are not included as liabilities on our consolidated balance sheet nor are included in the above table as the obligation, if any, is not known at this time. The contractual commitments are as follows:

        In connection with our agreement with ITI regarding our investment in TVN, we currently indemnify ITI against our pro rata share of any payments made by ITI pursuant to guarantees provided by ITI on behalf of TVN to certain bank lenders and program suppliers. At March 31, 2003, our maximum exposure in connection with such indemnity was approximately €22 million.

        In connection with our agreement with ITI regarding our investment in TVN, in the event that we become subject to certain changes of control, ITI would have the right to require us to purchase ITI's remaining interest in TVN under certain conditions, failing which ITI may have the right to purchase our interest in TVN.

        We may be required to purchase an additional 28.5% interest in Romanian Broadcasting Corporation Limited ("RBC"), which controls prima TV in Romania. The purchase price is equal to a multiple of eight times the average annual EBITDA. We also guarantee the obligations of RBC under a put option agreement with the minority shareholders of Ameron Television Srl.

        We anticipate that we will fund such obligations and commitments with existing cash balances, cash flow from operations and new debt or equity financings, including this offering.

Critical Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company's critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

  Program Rights

        Our accounting for our program rights inventory requires judgment as to the likelihood that such assets will generate sufficient revenue to cover the associated expense by attracting an appropriate audience. The carrying value of our program rights inventory is reviewed periodically and at least annually to determine whether a writedown is required. We did not record significant writedowns in the three months ended March 31, 2002 and 2003. We have written down the value of certain programs by €3.9 million and €4.8 million in the years ended December 31, 2001, and 2002, respectively based upon our analysis. The amortization of our program rights is estimated in accordance with Statement of Financial Accounting Standards No. 63, Financial Reporting by Broadcasters, and our historical experience with similar program types.

  Investments

        We have invested in equity securities of other companies. We are required to evaluate our investments for other-than temporary impairment. Our assessment is based on: all available evidence, including the duration and extent that the investment's market price (if available) is less than our carrying value, the financial health of the investee, expected future operational performance and liquidity, and regional and industry economic forecasts. Based upon the available evidence, we have determined that no other-than-temporary impairment occurred in the three months ended March 31, 2003. Based upon the available evidence, we have determined that certain investments have incurred an other-than-temporary impairment for the years ended December 31, 2000, 2001 and 2002. As a result, we have written down these investments to their fair value. Fair value is determined based upon quoted market prices (if available) or our estimate of fair value based upon the above factors. We recorded impairments to our investments of €33.4 million, €42.5 million and €32.9 million for the years ended December 31, 2000, 2001, and 2002, respectively.

  Long-lived assets

        We are required to assess whether the value of our long-lived assets, including our buildings, improvements, technical and other equipment, and amortizable intangible assets have been impaired. An assessment is required whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. We do not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. There were no events that required us to perform an assessment of our long-lived assets during 2002 or for the three months ended March 31, 2003. If events or circumstances change, we may be required to record impairment charges not previously recorded for these assets.

  Goodwill

        Effective January 1, 2002, we are required to test our goodwill for impairment at least annually. Our test includes the estimation of the fair value of our reporting units. As our reporting units are not separately traded, we are required to estimate their fair value. Our estimation of fair value is based on expected future operating performance and valuations of other European broadcasters. We did not record any impairment of our goodwill as a result of annual impairment tests and no impairment indicators were identified during the three months ended March 31, 2003. We will be required to complete a goodwill test annually or earlier if changes in the operating results of the reporting unit or changes in the valuation of European broadcasters occur. Future impairment tests may result in a material impairment of goodwill if such adverse conditions occur.

  Impact of recently issued accounting standards

        In April 2002, the Financial Accounting Standards Board ("FASB") issued FAS 145, which rescinds the classification of gain (loss) on extinguishments of debt as extraordinary items unless they are unusual and infrequent. We adopted FAS 145 during 2002 and, as a result, the prior year extraordinary loss related to a debt extinguishment has been reclassified to continuing operations in the caption "Gain (loss) on extinguishments of debt". See Note 7 to the consolidated financial statements for details on amounts reclassified.

        In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). FAS 146 states that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over a period of time. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002, and does not impact prior restructuring activities. We adopted FAS 146 on January 1, 2003, and there was no current impact on our financial position or results of operations.

        In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of FAS No. 5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 are effective for financial statements of periods that end after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. FIN 45 does not currently have any impact our consolidated results of operations or financial position. We have provided the disclosures required under FIN 45 in Note 17 to our consolidated financial statements.

        In December 2002, FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("FAS 148"). FAS 148 amends Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FAS 123"). FAS 148 requires accounting policy note disclosures to provide the method of stock option accounting for each year presented in the financial statements. FAS 148 also amends transition provisions for companies that elect to adopt FAS 123. We have provided the disclosures required under FAS 148 in Note 1 to the consolidated financial statements.

Quantitative and Qualitative Disclosure about Market Risk

        We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. Foreign exchange risk exists to the extent our revenue and costs are denominated in currencies other than our functional currency and the functional currencies of our subsidiaries. During the first quarter of 2003, the U.S. dollar weakened 4% against the euro and has continued to weaken thereafter. The relative strength of the euro to the U.S. dollar has reduced our obligations for our Convertible Notes. Except for the Norwegian kroner, which weakened 9% against the euro, the functional currencies of our subsidiaries did not change significantly against the euro during the first quarter of 2003. We are also subject to market risk deriving from changes in interest rates, which may affect the cost of our current and future financing. However, the majority of our long-term debt bears interest at fixed interest rates. For a detailed discussion of market risk please refer to Item 11 of our 2002 Annual Report on Form 20-F/A, which is incorporated by reference into this prospectus.

BUSINESS

History and Overview of the Company

        We are a European television and radio broadcasting company. We believe our potential combined television and radio audience reach is among the largest of the European commercial broadcasting groups. The combined population in our markets is approximately 140 million. We own interests in 13 television and 21 radio stations across 11 countries in Europe. We operate all of these television and radio stations with the exception of TVN and TVN7 in Poland, prima TV in Romania and ATV in Austria. We derive revenue primarily through sales of advertising to multi-national, national, regional and local advertisers. For the 12 months ended March 31, 2003, we had consolidated net revenue of €519.5 million and consolidated operating income of €17.6 million.

        We were originally created to acquire and operate television broadcasting operations in Scandinavia. In 1990, we acquired a 51% interest in TVNorge, a national satellite-to-cable television station and over-the-air network in Norway and a controlling interest in Kanal 2, a local television station in Copenhagen, Denmark. Between September 1991 and September 1995, we acquired 100% of Kanal 5, a satellite-to-cable television station based in the United Kingdom but broadcasting into Sweden. We commenced our radio broadcasting operations in 1994, and we own significant interests in and operate 21 radio stations in Denmark, Sweden, Finland and Greece.

        We seek opportunities in markets that generally have a limited history of commercial television or radio broadcasting and therefore relatively low rates of television or radio advertising expenditure. We believe that these markets generally have less competition and faster growth potential than more mature broadcasting markets.

        The Company is a Luxembourg Société Anonyme that is subject to the provisions of the law on Commercial Companies of August 10, 1915, as amended. The Company was founded on October 24, 1989, published as memorial number 88 on March 20, 1990, and is registered with the Trade Register of Luxembourg under register number B31 996. The registered office of the Company is 8-10 rue Mathias Hardt, L-1717 Luxembourg, and the telephone number is +352-261-2151.

        Set forth below is summary information regarding our operating results for 2002:

Summary of 2002 Operating Results (in millions of euro)

	Revenue	% of total	Operating Income	% of total
Television broadcast operations(1)	€470.7	92%	€23.9	86%
Radio broadcast operations	35.6	7%	1.2	4%
SBS New Media operations	4.6	1%	2.7	10%

Total	€510.9	100%	€27.8	100%

(1)
Includes revenue from BTI, our foreign language dubbing business.

Television

        Set forth below is summary information regarding our television stations and their markets:

Summary of SBS Consolidated Television Investments

Consolidated Stations	Market	Reach(1)	SBS Ownership	Other Owners	Type of Signal	Daily Broadcast Hours(2)		Initial SBS Investment	2002 Sales(3)	Contribution to 2002 SBS Revenue
SBS6	Netherlands	96%	70%	De Telegraaf	Satellite-to-cable	24		1995	€111.0	22%
NET5	Netherlands	96%	70%	De Telegraaf	Satellite-to-cable	16		1999	61.5	12%
V8	Netherlands	96%	70%	De Telegraaf	Satellite-to-cable	24	(4)	2001	21.1	4%
TV2	Hungary	95%	84%/49%(5)	MTM, Tele- Munchen	Over-the-air	22		1997	69.0	14%
Kanal 5	Sweden	62%	100%	—	Satellite-to-cable	21		1991	67.7	13%
TV Norge	Norway	87%	51%	TV2	Satellite-to-cable Over-the-air	20		1990	50.6	10%
VT4	Belgium(6)	97%	100%	—	Satellite-to-cable	13		1994	43.3	8%
TvDanmark 1	Denmark	57%	100%	—	Satellite-to-cable	22		2000	22.1	4%
TVDanmark 2	Denmark	77%	100%	—	Satellite-to-cable Over-the-air	22		1990	18.0	4%

Total									€464.3	91%

(1)
Represents percentage number of households that had access to our signal as of March 31, 2003.

(2)
Represents average daily broadcast in hours.

(3)
Represents net revenue by the station for the year ended December 31, 2002 (in millions of euro).

(4)
V8/Fox Kids is a 24 hour station in which we control programming between 6:00 pm and 1:00 am. Fox Kids Europe Channels B.V. ("Fox Kids"), control programming between 6:00 am and 6:00 pm and we and Fox Kids jointly control programming between 1:00 am and 6:00 am.

(5)
Our economic interest is 84% and our voting interest is 49%.

(6)
Broadcast targets Belgian Flemish speaking community.

Summary of SBS Unconsolidated Television Investments

Unconsolidated Stations	Market	Reach(1)	SBS Ownership	Other Owners	Type of Signal	Daily Broadcast Hours(2)	Initial SBS Investment	2002 Sales(3)
TVN(4)	Poland	85%	30.4%	ITI	Satellite-to-cable Over-the-air	24	2000	136.6
TVN7(4)	Poland	35%	30.4%	ITI	Satellite-to-cable	24	2002	7.5
prima TV(4)	Romania	53%	38%	RBC Ltd.	Satellite-to-cable Over-the-air	20	2000	10.4
ATV(4)	Austria	75%	20%	UPC(5)	Satellite-to-cable	24	2001	1.5

Total								€156.0

(1)
Represents percentage number of households that had access to our signal as of March 31, 2003.

(2)
Represents average daily broadcast in hours.

(3)
Represents net revenue by the station for the year ended December 31, 2002 (in millions of euro).

(4)
These stations are not consolidated in the results of SBS and results are recorded under the equity method.

(5)
In addition to UPC, Concorde Media, Telemünchen, Ingebe (BAWAG) and Erste Bank own interests in ATV.

Programming

        Our television programming strategy has been to combine original, locally produced content (often produced by our stations) with quality feature films and other international content from various studios. We strive to ensure that our programming reflects audience interests in each of our local markets. We also seek to benefit from the economies of group buying and local production.

        We benefit from improved access to product and volume pricing through coordinated group buying. We generally use group purchasing arrangements to acquire international programs, which in 2002 represented the majority of our consolidated television stations' programming hours and 40% of our consolidated television stations' programming costs. We currently have multi-country programming agreements with Warner Brothers for Scandinavia, The Netherlands and Poland, with Universal Studios for Scandinavia, The Netherlands, Belgium and Hungary, and with Paramount for The Netherlands, Belgium and Hungary.

        Our locally produced programming (including sports), frequently results in higher ratings during prime time hours. In 2002, locally produced programming represented approximately 60% of our consolidated television stations' total programming costs. We believe that locally produced programming serves as an audience magnet for the overall station and increases ratings, brand awareness and demand for commercial airtime within a respective market's advertising community. We believe our local news programming in Norway, Denmark, The Netherlands and Hungary has particular audience appeal and reinforces our stations' local image.

        We also acquire local broadcast rights to feature films and successful international series and subtitle or dub them into the local language. Our suppliers include: Paramount, DreamWorks, The Walt Disney Company, Sony Television, Universal Studios, Warner Brothers, 20th Century Fox, MGM, the BBC (United Kingdom), Granada (United Kingdom), ZDF (Germany), Venevision (Venezuela), Protele (Mexico) and Alliance Atlantis.

        We depend upon third party operators, including cable systems, satellite capacity providers, terrestrial transmission systems and pay television platforms, to deliver our signal. Although there can be no assurance that these third party operators will continue to carry our signals on favorable economic terms, or at all, we have entered into fixed contracts with many of these operators, and certain of our stations are protected by local regulations under which operators are required to carry our signal. The distribution structure varies from country to country depending upon a number of factors, including available distribution systems, license requirements and the commercial terms of available distribution alternatives.

Radio

        We commenced our radio broadcasting operations in 1994. We own significant interests in, and operate, 21 radio stations in Europe. Our European radio stations include operations in Denmark, Sweden, Finland and Greece. Our radio strategy targets young audiences between the ages of 18 and 39, focusing on adult contemporary formats. Our consolidated radio operations generated net revenues of €37.8 million, €36.0 million and €35.6 million, or 8%, 7% and 7% of our total consolidated net revenue, in 2000, 2001, and 2002, respectively.

SBS New Media

        In 1999, we formed our SBS New Media division to expand our Internet-related activities. We have taken a conservative approach to new media and focus only on those opportunities that complement our television and radio operations and do not require significant capital expenditures. Effective January 1, 2003, we no longer report SBS New Media as a separate operating segment. Our SBS New Media operations generated net revenues of €4.6 million, or 1% of our total consolidated net revenues, in 2002.

Organizational Structure

        We have created a highly flexible operating structure that grants considerable authority to our national and local operations so that they can make decisions tailored to the needs and circumstances of their individual markets. At the corporate level, we analyze and monitor programming and financial performance centrally and coordinate program commitments, purchases and multinational productions so as to benefit from group-wide knowledge and economies of scale. Sales, marketing and most programming decisions are managed on a station-by-station basis at the local level but in accordance with centrally approved budgets. At the corporate level, we also control operating strategies, budgets, material financial commitments, multinational sales and the selection of senior-level station management.

Our Strategy

        Our strategy is to continue to develop and expand our television and radio broadcasting businesses as well as to develop new channels and formats using our existing platforms and programming expertise. We aim to achieve this by concentrating on the following:

•
Expand audience share and advertising sales in our current markets

        We seek to identify and target the most attractive demographic segments in each market to increase our audience share and advertising sales. We pursue both larger audiences and increased audience viewing hours through our mix of local productions and foreign programming developed for these market segments. To maximize the value of our advertising reach, we seek to adopt local "best practices" sales procedures across all of our stations and pursue multinational sales and cross-selling opportunities across our television and radio businesses. Our television programming strategy has been to combine original, locally produced content (often produced by our stations) with quality feature films and other international content from various studios. We strive to ensure that our programming reflects audience interests in each of our local markets. We also seek to benefit from the economies of scale provided by group program buying and multi-territory local productions.

•
Enhance programming content and decrease cost by increasing control over programming

        We constantly seek to improve the quality of our programming, which, at approximately 50% of our total expenses, is our single largest cost, and to reduce our costs by increasing our control over programming. We attempt to use our multinational purchasing power to achieve better pricing, content, license conditions or periods and control of residual rights, including additional broadcast and ancillary rights. We seek to acquire lifetime rights for the majority of our local programming purchases. In addition, we seek to exploit opportunities to introduce locally successful formats across all of our stations.

•
Expand in existing broadcasting markets

        We regularly review and consider opportunities to expand our broadcast operations in our existing markets. We seek opportunities to leverage our existing operations and other assets in order to achieve greater presence and economies of scale in our local markets.

•
Expand into new broadcasting markets

        We intend to pursue opportunities selectively in new broadcast markets that complement our existing broadcast operations. We seek opportunities in markets that generally have a limited history of commercial television or radio broadcasting and therefore relatively low rates of television or radio advertising expenditure. We believe that these markets generally have less competition and faster growth potential than more mature broadcasting markets. As we have in the past, we intend to pursue these opportunities selectively in conjunction with strong local partners.

•
Develop additional revenue streams

        We are developing additional revenue streams to diversify our revenues from advertising. We have begun to secure carriage fees for some of our existing channels from cable and satellite operators and are using our existing content libraries and our expertise to develop programming designed for subscription-based channels for pay television platforms, Universal Mobile Telecommunications System (UMTS) and other applications. We also intend to bid selectively for new digital licenses in our existing markets, and in new territories, as regulatory and competitive conditions permit. Furthermore, as television broadcasting becomes increasingly digital over the next years, we intend to develop interactive services, including interactive advertising.

Industry Background

Television

        Television broadcasting in Europe began with government-owned and operated television stations that did not sell advertising. In Western Europe, commercial television broadcasting began in the 1960's, initially in the United Kingdom and subsequently in other countries. Scandinavia, Belgium and The Netherlands began permitting commercial television in the late 1980's. Hungary, Romania and Poland began awarding licenses for commercial television in 1997, 1993, and 1992, respectively.

        As a consequence, commercial television advertising in our markets is less developed as compared to other major media markets such as the United States. Accordingly, we believe there is potential for considerable growth of television advertising in our markets. We believe that the growth of television advertising is mainly affected by economic growth, growth of advertising generally, growth in television's share of advertising, increase in penetration and television household coverage, increase in viewing and in viewer shares, and population growth.

        Set forth below is information on the growth in television advertising expenditures as represented in a comparison of data for the years 1998 and 2002 for the countries and regions indicated(1):

	Gross Domestic Product		Total Advertising Expenditure		Television Advertising		Population		Television Advertising Per Capita
	1998	2002	1998	2002	1998	2002	1998	2001	1998	2002(3)
	(in US$ billions)		(in US$ millions)		(in US$ millions)		(in millions)
Norway	$123.4	$169.7	$1,211	$1,457	$380	$509	4.4	4.5	$86	$113
Sweden	184.5	218.9	1,515	1,517	308	325	8.9	8.8	35	37
Denmark	138.8	166.9	1,344	1,302	241	210	5.3	5.3	45	40
Belgium	201.6	237.4	1,371	1,702	587	759	10.2	10.3	58	74
The Netherlands	304.8	397.3	2,050	2,876	881	1,461	15.7	16.0	56	91
Hungary	35.2	56.3	507	1,117	282	718	10.1	9.9	28	73
Romania	42.1	41.3	211	174	131	142	22.5	22.4	6	6
Poland	159.3	182.1	1,243	2,509	692	1,576	38.7	38.6	18	41
Austria	169.8	192.6	1,335	1,619	318	398	8.1	8.1	39	49

Total SBS Markets	$1,359.5	$1,662.5	$10,787	$14,273	$3,820	$6,098	123.9	123.9	$31	$49

% growth		22%		32%		60%		0%		60%
Other
Europe(2)	$7,496.2	$8,868.8	$62,220	$72,455	$19,891	$24,572	452.8	454.7	$44	$54
% growth		18%		16%		24%		1%		23%
United States	$8,781.5	$10,509.8	$120,743	$143,469	$43,471	$51,640	270.6	284.8	$161	$181
% growth		20%		19%		19%		5%		13%

(1)
Data provided by or derived from Zenith Media, Advertising Expenditure Forecasts, December 2002. Zenith Media figures for advertising spending are calculated on different bases for different countries. For example, for some of the countries listed above, Zenith Media figures are based on advertising spending net of discounts and/or agency commissions, while for other countries the figures are based on advertising spending before subtracting discounts and agency commissions. As a result, the figures in the above table are not indicative of relative market sizes, and actual advertising expenditure figures may be substantially lower than the figures in the above table. In addition, there can be no assurance that the period comparisons reflected in the above table approximate actual market trends. For our own budget purposes, we use internally-generated estimates of anticipated discounts and agency commissions to forecast market figures, which are generally significantly lower than the market data above.

(2)
The Europe total is derived from data for the following countries: Austria, Belgium, The Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, The Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, and The United Kingdom.

(3)
Television advertising per capita for 2002 represents the ratio of television advertising expenditures for 2002 and the population data for 2001.

Transmission

        The two basic methods of television transmission in our markets are (1) over-the-air television ("terrestrial") broadcasting, which can be either local or national in scope, and (2) satellite-to-cable and satellite-to-dish ("direct-to-home") broadcasting. In over-the-air broadcasting, the station operator obtains a license from the appropriate regulatory authority to broadcast its signal at an established frequency and power over one or more land-based transmitters, each with a limited geographic range. In satellite-to-cable broadcasting, the station operator transmits its programming signal to a satellite which redirects the signal either to a ground-based antenna that is connected to a cable system or, in the case of direct-to-home broadcasting, to a home television via a satellite dish. In satellite-to-cable and direct-to-home broadcasting, the signal may originate from the territory where the viewer is situated or may be broadcast from abroad. In all of our markets, governments regulate programming, commercial advertising and other matters relating to broadcast operations. In the territories in which we operate, we have agreements with one or more satellite and/or cable operators providing for the transmission of our broadcast signals.

        While over-the-air broadcasts can typically be received by virtually all of the television households in the geographic area covered by their broadcast signals, satellite-to-cable and direct-to-home broadcasters can only be received by television households connected to a cable system or by households that have satellite dishes positioned to receive the broadcasts directly. The percentages of television households connected to a cable system or capable of receiving direct-to-home broadcasting have increased over the past few years. The following table estimates the percentages of television households connected to a cable system and/or capable of receiving direct-to-home broadcasting via a satellite dish in the countries indicated at December 31, 2002.

	Television households with:
Country	Cable	Satellite dish
Norway	49%	18%
Sweden	45%	22%
Denmark	63%	16%
Belgium	94%	6%
The Netherlands	94%	7%
Hungary	50%	16%
Romania	57%	1%
Poland	34%	20%
Austria	33%	45%

Source: Western, Central and Eastern Europe MediaFact Pocket Books, published in March 2003 by Zenith Media.

Ratings

        Commercial television stations generate the majority of their revenues from the sale of advertising time. Advertising rates charged by television stations are based, in large part, on the percentage of television households in a designated market area tuned to a particular station during a particular time period and the demographic characteristics of those households. We believe that the availability of more reliable and accurate ratings information, such as the information provided by people meters installed in the territories in which we operate, accelerates the development of commercial television, because more accurate ratings information should give advertisers confidence to allocate a greater percentage of their advertising budgets to television advertising.

Radio

        Commercial radio advertising reflects considerably less penetration in our markets as compared to major media markets such as the United States. For example, we estimate that in 2002 radio advertising accounted for only 3% of all advertising expenditures in the markets that we serve, compared to 14% for the United States and 5% for Europe. Accordingly, we believe there is potential for considerable growth of radio advertising in our markets.

        Set forth below is information on the growth of radio advertising expenditures as represented in a comparison of data for years 1998 and 2002 for the countries and regions indicated(1):

	Gross Domestic Product		Total Advertising Expenditure		Radio Advertising		Population		Radio Advertising Per Capita
	1998	2002	1998	2002	1998	2002	1998	2001	1998	2002(3)
	(in US$ billions)		(in US$ millions)		(in US$ millions)		(in millions)
Denmark	$138.8	$166.9	$1,344	$1,302	$22	$29	5.3	5.3	$4	$5
Sweden	184.5	218.9	1,515	1,517	50	50	8.9	8.8	6	6
Finland	103.4	124.6	870	940	31	40	5.2	5.2	6	8
Greece	94.3	124.6	1,089	1,830	50	73	10.5	10.0	5	7

Total SBS Markets	$521.0	$635.0	$4,818	$5,589	$153	$192	29.9	29.3	$5	$7

% growth (decline)		22%		16%		25%		(2)%		28%
Other
Europe(2)	$7,496.2	$8,868.8	$62,220	$72,455	$3,183	$3,857	452.8	454.7	$7	$8
% growth		18%		16%		21%		1%		21%
United States	$8,781.5	$10,509.8	$120,743	$143,469	$15,411	$19,423	270.6	284.8	$57	$68
% growth		20%		19%		26%		5%		20%

(1)
Data provided by or derived from Zenith Media, Advertising Expenditure Forecasts, December 2002. Zenith Media figures for advertising spending are calculated on different bases for different countries. For example, for some of the countries listed above, Zenith Media figures are based on advertising spending net of discounts and/or agency commissions, while for other countries the figures are based on advertising spending before subtracting discounts and agency commissions. As a result, the figures in the above table are not indicative of relative market sizes, and actual advertising expenditure figures may be substantially lower than the figures in the above table. In addition, there can be no assurance that the period comparisons reflected in the above table approximate actual market trends. For our own budget purposes, we use internally-generated estimates of anticipated discounts and agency commissions to forecast market figures, which are generally significantly lower than the market data above.

(2)
The Europe total is derived from data for the following countries: Austria, Belgium, The Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, The Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, and The United Kingdom.

(3)
Radio advertising per capita for 2002 represents the ratio of television advertising expenditures for 2002 to the population data for 2001.

Advertising

        Our broadcasting revenues are primarily generated from the sale of advertising time on our television and radio stations. In 2002, advertising sales represented approximately 83% of the net revenues generated by our consolidated television operations and approximately 79% of the net revenues generated by our consolidated radio operations. The remaining revenue was derived from other sources such as cable subscription fees, sale of airtime (including teleshopping), teletext fees, sponsoring and non-cash revenues from barter transactions, whereby advertising time is exchanged for goods or services (such as advertising) in respect of which we might otherwise incur cash expenditures. Our advertising sales tend to be lowest in the third quarter of each calendar year, which includes the summer holiday schedule (July and August), and highest during the fourth quarter. Advertising sales also tend to be higher in the second half of the calendar year. As is common in the broadcasting business, we pay commissions for advertising placed on our stations and we provide incentive discounts and rebates to advertisers. Advertising revenues are recorded net of all such commissions, discounts and rebates. While we seek to develop and maintain long-term relationships with our advertising clients, most advertising arrangements do not extend beyond one year although they are generally renewed. Substantially all of our advertising sales are for cash, but we do enter into minor amounts of barter transactions as discussed above. We have also exchanged minor amounts of advertising time that would otherwise be unsold for certain of our interests in our new media businesses.

        Television advertising in our markets is bought and sold in a variety of ways. Advertisers, acting directly or through intermediaries such as advertising agencies and media buyers, purchase advertising time pursuant to annual agreements and ad hoc agreements. The price paid by the advertiser is generally based on the particular television station's rate card, less a discount based on the importance of the advertiser and the volume of advertising being committed. The intermediary receives an agency commission. The rate card value of a television station's advertising time is based upon a variety of factors, including the relative strength of the station within the marketplace, the season, the day of the week, the time of day and the number of commercial impressions (viewership) actually delivered by the station within specified demographics (gender, age and affluence). A station's viewership is a function of the station's technical reach, the number of households watching television at a particular time and the relative popularity of the station's programming (ratings). In our markets, approximately 70-75% of most television stations' advertising sales are generated in prime time viewing hours (19:00 to 23:00), and advertisers typically enter into up-front annual agreements that provide for pricing terms based upon projected advertising volumes. While these agreements are generally only indicative of the advertisers' ultimate advertising purchases, they may control pricing for as much as 70-75% of a station's actual annual advertising sales because favorable pricing is dependent upon the indicative volumes being achieved.

        Radio advertising in our markets is generally sold pursuant to ad hoc agreements rather than annual agreements and advertisers are more likely to be regional or local businesses than is the case in television. Radio advertising rates are based upon the number of stations competing in a particular marketplace and each station's ability to attract and retain listening audiences in demographic groups that advertisers wish to reach. A radio station's audience is determined based on periodic ratings surveys that measure the size and demographics of the audience tuned to a particular station and the time spent listening.

Review of Local Television Operations

The Netherlands (SBS6, NET5 and V8)

        We began operations in The Netherlands in August 1995 by establishing SBS6, a satellite-to-cable station. In May 1996, De Telegraaf, the largest newspaper in The Netherlands, acquired 30% of SBS6. In March 1999, we launched NET5 and in May 2001, we launched V8, both satellite-to-cable stations. Our three stations reach approximately 96% of the television households in The Netherlands. On January 7, 2002, we acquired the remaining 51% interest in Cameo Support BV, the production company of Hart van Nederland and Het Nieuws.

        In The Netherlands, we own a 70% interest in, and operate, SBS6 and NET5, national satellite-to-cable television stations. We and Fox Kids each own a 50% interest in the TV10 Holdings LLC ("TV10 LLC") license in the Netherlands. Under the license we operate V8, a 70% owned national satellite-to-cable television station. We provide programming and sell advertising from 6:00 pm until 1:00 am and Fox Kids provides programming and sells advertising from 6:00 am until 6:00 pm. The hours between 1:00 am and 6:00 am are programmed and sold jointly. Our television operations in The Netherlands generated consolidated net revenues of €140.7 million, €160.4 million and €193.6 million, or 30%, 33% and 38% of our total consolidated net revenues in 2000, 2001, and 2002, respectively. In 2001, only V8's fourth quarter revenues are included in the consolidated revenues.

        The programming is provided by existing agreements with certain local production facilities and several of our international programming sources. Programs broadcast in 2002 included Hart van Nederland, Weekend Miljonairs, Robinson Island, Temptation Island and Ally McBeal. Locally-produced programming represented an average of approximately five hours per day of SBS6's, two hours per day of NET5's and 0.5 hours per day of V8's broadcast time in 2002.

        SBS6, NET5 and V8 advertisers include Nestlé, Unilever, Procter & Gamble, Heineken, Mars, Rijksvoorlichtingsdienst and KPN.

        Set forth below is information about each of the major television broadcasters in The Netherlands as of December 31, 2002.

Dutch Television Market
	Television Station
	NED1	NED2	NED3	RTL4	RTL5	Yorin	SBS6	NET5	V8(1)
Estimated coverage(2)	100%	100%	100%	96%	96%	96%	96%	96%	96%
Ownership	Govern- ment	Govern- ment	Govern- ment	Private	Private	Private	Private (SBS/ De Tele- graaf)	Private (SBS/ De Tele- graaf)	Private (SBS/ De Tele- graaf)
Type of signal	Over- the-air	Over- the-air	Over- the-air	Satellite- to-cable	Satellite- to-cable	Satellite- to-cable	Satellite- to-cable	Satellite- to-cable	Satellite- to-cable
Commercial advertising	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(2)	14	14	13	24	24	24	24	16	24

(1)
V8/Fox Kids is a 24-hour station in which we control programming between 6:00 pm and 1:00 am, Fox Kids controls programming between 6:00 am and 6:00 pm and we and Fox Kids jointly control programming between 1:00 am and 6:00 am.

(2)
Source: SBS estimates.

Hungary (TV2)

        In Hungary, we have a 49% voting interest and an 84% economic interest in, and, together with our local partner MTM-TV2 Kft and with Tele-München Fernseh GmbH & Co. ("Tele-München"), operate TV2, a national over-the-air television station. Our television operations in Hungary generated net revenues of €62.3 million, €69.2 million and €69.0 million, or 13%, 14% and 14% of our total consolidated net revenues in 2000, 2001, and 2002, respectively.

        TV2 broadcasts locally-produced programs and well-known international feature films and series. American-produced programs broadcast by TV2 are dubbed in Hungarian and in 2002 included Melrose Place, Central Park West, Xena, JAG, Relic Hunter, Friends and Early Edition. Locally-produced programming, including news, talk shows, current affairs programming and a local version of the reality show, Big Brother, represented an average of approximately six hours per day in 2002.

        TV2 advertisers include Beiersdorf, Ferrero, Henkel, Kraft, Nestlé, L'Oréal, Procter & Gamble, Reckitt- Benckiser, Unilever, Vodafone and Wrigley.

        Set forth below is information about each of the major television broadcasters in Hungary as of December 31, 2002.

Hungarian Television Market
	Television Station
	MTV1	MTV2	RTL-KLUB	TV2
Estimated coverage(1)	98%	58%	94%	95%
Ownership	Government	Government	Private	Private (SBS)
Type of signal	Over-the-air	Satellite-to-cable	Over-the-air	Over-the-air
Commercial advertising	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	20.5	24	20.5	21.5

(1)
Source: AGB Hungary.

Sweden (Kanal 5)

        We broadcast into Sweden through Kanal 5, our wholly-owned, UK-based, satellite-to-cable and direct-to-home television station. Our television operations into Sweden generated net revenues of €61.6 million, €54.4 million and €67.7 million, or 13%, 11% and 13% of our total consolidated net revenues in 2000, 2001, and 2002, respectively.

        Commercial television advertising began in Sweden in late 1988 when TV3 began its operations. We entered the Swedish market in September 1991 when we acquired 75% of Kanal 5. In September 1995, we acquired the remaining 25%.

        Kanal 5's programming schedule includes locally-produced programs and international series and feature films, many of which are well known in the United States. American-produced programs broadcast by Kanal 5 are subtitled in Swedish and in 2002 included C.S.I., Friends, Frasier, Spin City and Third Watch. Locally-produced programming, which included Big Brother, Temptation Island, Motorjournalen and Popstars, represented an average of approximately 2 hours per day of Kanal 5's broadcast time in 2002.

        Kanal 5's advertisers include Carlsberg, Orkla, ICA, L'Oréal, Kraft Freia Marabou, Coca-Cola, Procter & Gamble, GlaxoSmithKline and McDonald's.

        Set forth below is information about each of the major television broadcasters serving Sweden as of December 31, 2002.

Swedish Television Market
	Television Station
	SVT1	SVT2	TV3	TV4	Kanal 5
Estimated coverage(1)	100%	100%	64%	100%	61%
Ownership	Government	Government	Private (MTG)	Private	Private (SBS)
Type of signal	Over-the-air	Over-the-air	Satellite-to-cable	Over-the-air	Satellite-to-cable
Commercial advertising	No	No	Yes	Yes	Yes
Estimated average daily broadcast hours(2)	18	16	21	19	21

(1)
Source: MMS Established Survey.

(2)
Source: SBS estimates.

Norway (TVNorge)

        In October 1988, the Norwegian government adopted legislation to deregulate cable television, which permitted private television advertising on satellite-to-cable channels. In response, in February 1990 we acquired a 51% interest in TVNorge, a national satellite-to-cable broadcaster. TV2, one of the other private commercial stations in Norway, owns the remaining 49%. Our television operations in Norway generated net revenues of €55.0 million, €47.1 million and €50.6 million, or 12%, 10% and 10% of our total consolidated net revenues in 2000, 2001, and 2002 respectively.

        In December 1995, the Norwegian government legalized the simultaneous transmission of a broadcast signal through multiple local television stations in Norway. In response, we have increased the number of local stations affiliated with TVNorge to approximately 20, which has increased the station's household penetration from approximately 61% in 1996 to approximately 85% at the end of 2002. These arrangements ended at December 31, 2002, and TVNorge entered into new affiliate arrangements with 15 stations for 2003, thereby achieving substantial cost reductions without a material reduction in the station's household penetration. The affiliated stations have "must carry" status, and TVNorge benefits from this status in all cable networks. During 2002, TVNorge switched from analogue to digital distribution, which did not affect TVNorge's overall household penetration.

        TVNorge's programming schedule includes locally-produced programs (including news) and international series and films. American-produced programs broadcast by TVNorge are subtitled in Norwegian and in 2002 included C.S.I., Smallville, Boston Public, Dharma & Greg, Will & Grace, Gilmore Girls, The Bold and the Beautiful and Profiler. During 2002, locally-produced programming, which included the local version of Big Brother and 71 Degrees North, represented an average of approximately 3 hours per day of TVNorge's broadcast time.

        TVNorge advertisers include Orkla, Landbruket, Coop, Procter & Gamble, Midelfart & Co., Ica Ahold Group, Elkjoep, Hjemmet Mortensen/Egmont, Coca-Cola, Krafts Foods Norway and Kid Interior.

        Set forth below is information about each of the major television broadcasters in Norway as of December 31, 2002.

Norwegian Television Market
	Television Station
	NRK1	NRK2	TV2	TV3	TVNorge
Estimated coverage(1)	100%	82%	97%	62%	85%
Ownership	Government	Government	Private	Private (MTG)	Private (SBS/TV2)
Type of signal	Over-the-air	Over-the-air	Satellite-to- cable/Over- the-air	Satellite-to- cable	Satellite-to- cable/Over- the-air network
Commercial advertising	No	No	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	14	6	18	19	20

(1)
Source: SBS estimates.

Belgium (VT4)

        We began broadcasting into Flemish Belgium in February 1995 by establishing VT4, a wholly-owned, UK-based, satellite-to-cable television station. Since March 1, 2002, VT4's program is broadcast out of Flanders using a license granted by the Flemish Media Commission. VT4 has "must-carry" status on all cable networks in Flanders. VT4 is a Flemish-language cable television station that targets the Flemish-speaking community in Belgium and is carried by all of the cable operators in that community. Our television operations in Flemish Belgium generated net revenues of €51.0 million, €45.7 million and €43.3 million, or 11%, 10% and 8% of our total consolidated net revenues in 2000, 2001, and 2002, respectively.

        Belgium is made up of three regions: (1) Flanders, the Flemish-speaking region; (2) Wallonia, the French-speaking region; and (3) Brussels, a bilingual (French and Flemish) region. Each region has its own media regulations, state television network, commercial broadcasters, pay television services and cable networks.

        VT4 broadcasts a number of U.S. programs that are subtitled in Flemish, including C.S.I., Popular, Friends, Frasier, Dawsons Creek and The Simpsons, as well as locally produced feature presentations, including Expeditie Robinson, Temptation Island, Zo zijn we niet getrouwd. Locally-produced programming represented an average of approximately 2.5 hours per day of VT4's broadcast time during 2002.

        VT4's advertisers include Procter & Gamble, Danone, Master Foods, Kellogg Company and Nestlé.

        Set forth below is information regarding each of the major television broadcasters serving Flanders as of December 31, 2002.

Flemish Television Market
	Television Station
	VRT TV1	VRT CANVAS	VTM	Kanaal 2	VT4
Estimated coverage(1)	100%	100%	97%	97%	97%
Ownership	Government	Government	Private	Private	Private (SBS)
Type of signal	Over-the-air and Cable	Over-the-air and Cable	Cable	Cable	Cable
Commercial advertising	No	No	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	21	9	20	10	13

(1)
Source: SBS estimates.

Denmark (TvDanmark 1 and TvDanmark 2)

        In Denmark, we operate two television stations: TvDanmark 2, a wholly-owned entity operating a network of 9 local participating stations transmitting over-the-air, as well as cable and direct-to-home; and TvDanmark 1, which unlike TvDanmark 2, operates from the United Kingdom under a United Kingdom satellite broadcasting license. Our television operations in and into Denmark generated net revenues of €37.9 million, €46.7 million and €40.1 million, or 8%, 10% and 8% of our total consolidated net revenues in 2000, 2001, and 2002, respectively.

        TvDanmark 1 is a wholly-owned, UK-based satellite-to-cable and direct-to-home television station broadcasting from London alongside its Swedish sister channel Kanal 5. TvDanmark 1 generates additional revenues from monthly subscription fees. The distribution of TvDanmark 1 includes the single largest nationwide cable network consisting of 650,000 households. The estimated reach for TvDanmark 1 is approximately 58% of all television households as of December 31, 2002.

        TvDanmark 2 is distributed by over-the-air transmission through 9 affiliated network stations, as well as cable and digital direct-to-home. Its network stations are "must carry" in their local areas, thus guaranteeing distribution in all local cable households. The estimated reach for TvDanmark 2 is approximately 76% of all television households as of December 31, 2002.

        These stations broadcast a number of locally-produced programs, including local news, a Danish production of 48 Hours and the entertainment format Make My Day. The successful Danish developed formats Super Sellers and Sense of Murder premiered on TvDanmark last year, both formats have been sold to several other countries. Sports broadcast on the channels includes WRC World Rally Championship, Danish Professional Boxing and major football events, for example, the English F.A. Cup, the German Bundes League and the UEFA Cup. During 2002, locally-produced programming represented an average of approximately three hours per day of these stations' broadcast time. American-produced programs broadcast in 2002 included Spin City, Frasier, C.S.I., Gilmore Girls, Will & Grace, The Tonight Show with Jay Leno and blockbuster movies like The Matrix and Sixth Sense.

        Our Denmark stations' advertisers include Colgate, Unilever, Nestlé, Teledanmark, Coca-Cola, Arla Foods and Procter & Gamble.

        Set forth below is information about each of the major television broadcasters in or broadcasting into Denmark as of December 31, 2002.

Danish Television Market
	Television Station
	DR1	DR2	TV2	Zulu	TV3	3+	TvDanmark 1	TvDanmark 2(2)
Estimated coverage(1)	100%	80%	100%	70%	71%	71%	58%	76%
Ownership	Govern- ment	Govern- ment	Govern- ment	Govern- ment	Private (MTG)	Private (MTG)	Private (SBS)	Private (SBS)
Type of signal	Over- the-air	Satellite- to-cable/ Over- the-air	Over- the- air	Satellite- to-cable	Satellite- to-cable	Satellite- to-cable	Satellite- to-cable	Satellite-to -cable/Over- the-air network
Commercial advertising	No	No	Yes	Yes	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	20	11	20	17	22	21	22	22

(1)
Source: SBS estimates.

(2)
Coverage represents households reached by TvDanmark 2, a network of 9 local, over-the-air stations including TvDanmark Kanal 2 and TvDanmark Fyn.

Poland (TVN and TVN7)

        On July 26, 2000, we acquired from ITI a 33% interest, together with an option to acquire an additional 17% interest, in TVN, a national over-the-air television station. On December 23, 2002, we sold 2.6% of our interest back to ITI. ITI and its affiliates continue to own the remaining 69.6% of TVN with an option to acquire all of our remaining 30.4% equity interest in TVN. In 2002, TVN reported revenues of PLN 555.8 million (€144.1 million).

        On March 1, 2002, TVN successfully launched a new channel, TVNSiedem ("TVN7"). TVN7 is distributed via satellite and cable and targets viewers aged 16 to 49. TVN7 allows TVN to maximize use of its programming library and generate incremental advertising revenues, while benefiting from TVN's existing infrastructure.

        American-produced programs broadcast by TVN are subtitled, voiced over or dubbed in Polish, including a number of Warner Brothers programs, The Sopranos, Beverly Hills 90210 and West Wing. Locally-produced programming includes local versions of Big Brother, Dog Eat Dog and Love Bugs. TVN has rights of first refusal in Poland for all formats of Endemol, a Dutch-based production company.

        TVN advertisers include Unilever, Procter & Gamble, GlaxoSmithKline, Danone, Colgate Palmolive, Coca-Cola, SC Johnson and Nestle.

        Set forth below is information about each of the major television broadcasters in Poland as of December 31, 2002.

Polish Television Market
	Television Station
	TVP1	TVP2	Polsat	TVN/TVN7
Estimated coverage(1)	100%	100%	98%	85%/35%(2)
Ownership	Government	Government	Private	Private (SBS/ITI)
Type of signal	Over-the-air	Over-the-air	Over-the-air	Over-the-air
Commercial advertising	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(2)	20	19	24	24

(1)
Source: AGB.

(2)
AGB measures household penetration by the ability of a household to detect a television signal, regardless of quality. On this basis, AGB estimates TVN's household penetration at 84%. In contrast, TVN measures its own household penetration based on the ability of a household to receive a quality signal. On this basis, TVN calculates its household penetration to be 70%.

Romania (prima TV)

        In Romania, we own a 38% interest in prima TV. Our television operations in Romania generated net revenues of €2.7 million, €8.3 million and €10.4 million for 2000, 2001, and 2002, respectively.

        Foreign-produced programs broadcast by prima TV and subtitled in Romanian include Mash, Relic Hunter, 18 Wheels of Fortune, Amigas & Rivales. Locally-produced programming, including News and Sports, local versions of Who Wants to Be a Millionaire?, Big Class Reunion, Kids Say The Darndest Things, and original formats of Banc Show, Objectiv, and The Bickering Chronicle, represented an average of approximately 12 hours per day in 2002.

        Prima TV advertisers include Unilever, Romtelecom, Cosmorom, Mobifon, Mobilrom, Kraft Foods, Brow Union, URBB, Interbrew, Nestlé, L'Oreal, Coca-Cola, McDonald's and Wrigley's.

        Set forth below is information about each of the major television broadcasters in Romania as of December 31, 2002.

Romanian Television Market
	Television Station
	ProTV	Antena 1	TVR	Tele7abc	prima TV
Estimated coverage(1)	56%	57%	98%(2)	40%	53%(3)
Ownership	Private	Private	Government	Private	Private (SBS/Others)
Type of signal	Over-the-air	Over-the-air	Over-the-air	Over-the-air	Over-the-air
Commercial advertising	Yes	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	24	24	19	24	20

(1)
Source: SBS estimates.

(2)
Coverage figure is for TVR1 only. We estimate that TVR2 has 55% coverage.

(3)
In urban areas with populations of 50,000 or more, we estimate prima TV has approximately 83% coverage.

Austria (ATV)

        On November 5, 2001, we completed the acquisition of a 20% shareholding in ATV for total consideration of ATS47,190,000 (€3.2 million) of cash and 108,082 of our Common Shares.

        In 2002, locally-produced programming represented an average of approximately 1.5 hours per day. The majority of ATV's programming comprises American-produced programs dubbed in German, such as films including Robinson Crusoe, A River Runs Through It and Plunkett & McLeane and series including Stargate, Andromeda and Xena.

        ATV's advertisers include agencies (Pan Media, Omnimedia), Teleshopping (QVC), BAWAG/PSK-group, Telekom Austria, and Sony.

        On February 1, 2002, ATV was awarded a 10-year broadcast license from the KommAustria (The Austrian Communication Authority) to broadcast terrestrially in Austria. It is anticipated that this license will allow ATV to terrestrially reach approximately 75% of the Austrian households by the summer of 2003.

        Set forth below is information about each of the major television broadcasters in Austria as of December 31, 2002.

Austrian Television Market
	Television Station
	ORF 1	ORF 2	Programs(2)	ATV
Estimated coverage(1)	97%	97%	30%	30%
Ownership	Government	Government	Private	Private (SBS, Concorde Media, Tele München, Ingebe (BAWAG), UPC, Generali, Erste Bank)
Type of signal	Over-the-air	Over-the-air	Satellite-to-cable	Satellite-to-cable
Commercial advertising	Yes	Yes	Yes	Yes
Estimated average daily broadcast hours(1)	24	24	24	24

(1)
Source: Focus.

(2)
German stations RTL, RTL II, Super RTL, SAT1, ProSieben and Kabe11 broadcasting their signal into Austria with advertising breaks targeted at the Austrian market.

Foreign Language Dubbing/Subtitling

        Broadcast Text International AB ("BTI") is our foreign language dubbing/subtitling business. In 1999, we acquired 51% of BTI in exchange for contributing subtitling agreements for a majority of our television stations, and in 2000, we acquired the remaining 49% of BTI from Telenor Plus A/S ("Telenor"). BTI generated external net revenues of €4.0 million, €5.9 million and €6.3 million equal to 1% of our total consolidated net revenues for 2000, 2001, and 2002, respectively. The BTI group consists of local subtitling companies located in the following European capitals: London, Stockholm, Oslo, Copenhagen, Helsinki, Amsterdam and Brussels. The local offices all have local management, although sales, marketing and technical support are coordinated through our London office. BTI has approximately 35% of the international broadcast subtitling market in Europe and a substantial share of the local markets in the subtitling regions of Europe, and supplies a full range of localization services, such as subtitling for television, cinema and DVD, translation of documents, computer games, and multimedia presentations as well as localization of web pages. Each year BTI subtitles more than 50,000 hours of television programs, feature movies and documentaries.

        The bulk of BTI's sales are in the multilingual market and services different European and Middle Eastern regions. Today BTI supplies first class translation subtitling to and from most European languages, either through our own offices or through a well-established network of companies and freelancers. This is a market we expect to grow in the coming years. Another key market for the future is the DVD subtitling market, which has revolutionized the home-entertainment industry.

        In 2002, approximately 40% of BTI's volume came from our own channels and 60% from other clients, such as National Geographic, BBC Worldwide Services, Canal Plus, UPC and local Scandinavian channels such as Metropol (in Norway) and TV4 (in Sweden).

Review of Local Radio Operations

        In Denmark, we own 100% of Nordisk radioreklame A/S through which we operate Kiss FM, The Voice and Pop FM in Copenhagen, The Voice and Pop FM in Odense, POP FM Aarhus (95% owned) and The Voice in Aarhus (95% owned). In Sweden, we own and operate Radio City in Stockholm, Radio City in Malmo, Radio City in Gothenburg, Radio 106.7 RockKlassiker and Radio Easy FM in Stockholm. Together with a local newspaper, we operate Radio City in Östersund (50% owned). In Finland, we own and operate Radio Sata in Turku, Radio Mega in Oulu, Radio 957 in Tampere, Radio Jyväskylä in Jyväskylä, Radio City in Helsinki (90% owned) and Kiss FM, a semi- national radio network covering 79% of the population in Finland.

        Set forth below is our percentage ownership information regarding the Iskelmä/Schlager radio network in Finland:

Station	SBS Ownership
Iskelmä in Turku	100%
Iskelmä in Pirkanmaa	28%
Isklemä in Jyväskylä	28%
Iskelmä in Kotka, Kouvola and Lappeenranta	28%
Iskelmä in Lohja	40.6%

        Set forth below is information for 2002 regarding our radio stations and their markets.

Station	Market	Format	Target Demographics	Audience Reach(1)	Number of Commercial Stations in Market
Denmark
The Voice(2)(3)	Copenhagen	Contemporary Hit Radio	Age 18-34	43%	8
The Voice(2)(3)	Odense	Contemporary Hit Radio	Age 18-34	41%	6
The Voice(2)(3)	Aarhus	Contemporary Hit Radio	Age 18-34	40%	7
Pop FM(3)	Copenhagen	Adult Contemporary	Age 25-44	23%	8
Pop FM(3)	Odense	Adult Contemporary	Age 25-44	21%	6
Pop FM(3)	Århus	Adult Contemporary	Age 25-44	10%	7
Kiss FM(3)	Copenhagen	Dance Hit Radio	Age 15-24	9%	8
Sweden
Radio City	Stockholm	Adult Contemporary	Age 20-39	33%	10
106.7 Rockklassiker	Stockholm	Classic Rock	Age 25-49	27%	10
Easy FM	Stockholm	Adult Contemporary	Age 20-49	19%	10
Radio City	Gothenburg	Adult Contemporary	Age 20-39	55%	5
Radio City	Malmo	Adult Contemporary	Age 20-39	38%	4
Radio City	Östersund	Adult Contemporary	Age 20-39	40%	2
Finland
KISS FM(4)	Finland	Contemporary Hit Radio	Age 15-34	47%	Semi-national
Radio City	Helsinki	Classic Rock	Age 25-44	20%	12
Radio Sata	Turku	Adult Contemporary	Age 25-54	32%	12
Iskelmäradio	Turku/ Tampere/ Jyväskylä/ South East/ South West	Finnish Hits	Age 30-54	31%	Semi-national
Radio 957	Tampere	Adult Contemporary	Age 25-54	30%	10
Radio Jyväskylä	Jyväskylä	Adult Contemporary	Age 25-44	26%	11
Radio Mega	Oulu	Adult Contemporary	Age 25-54	41%	9
Greece
Lampsi	Athens	Contemporary Hit Radio	Age 13-34	28%	35

(1)
Sources: Sweden: Radioundersoekningar AB; Finland: Kansallinen Radionkuuntelutukimus; Denmark: Gallup; and Greece: Bari Report. Audience reach is defined as the percentage of the audience in the target demographic that has listened to the station at least once over a one-week period.

(2)
The Voice is a group of owned and affiliated radio stations located throughout Denmark. The audience reach figure for The Voice represents a national reach.

(3)
The Voice, Pop FM and Kiss FM broadcast in multiple markets.

(4)
KISS FM is licensed to broadcast into all major cities and regions across Finland.

Employees

        As of December 31, 2002, we had approximately 1,205 full-time employees, excluding employees of companies in which we have a minority interest, such as TVN (Poland), ATV (Austria) and prima TV (Romania). As of that date we also had approximately 483 freelance workers, whom we hire as independent contractors. We believe that the number of our employees who are members of unions is not significant.

Seasonality

        Television and radio advertising sales in our markets tend to be lowest during the third quarter of each calendar year, which includes the summer holiday schedule (typically July and August), and highest during the fourth quarter. Television advertising sales are generally slightly higher in the second half of each year.

Competition, Property and Regulation

Competition

        Our television and radio stations compete for audience, programming and advertising revenues with other television and radio stations in their respective markets. For advertising revenues, they also compete with other forms of advertising media, such as newspapers, magazines, outdoor advertising, teleshopping services, telephone directory advertising, on-line advertising, and direct mail. While we compete for viewers and programming with non-commercial, publicly-owned television stations in each of our markets, we do not compete with those stations for national advertising revenues. Some competitors are government-supported operations or are part of larger corporations with substantially greater financial resources than ourselves.

        A number of foreign satellite channels are carried on cable systems in the markets in which we operate. While these channels generate some audience ratings, they do not generally broadcast advertising directed at specific local markets and, therefore, do not compete directly with us for advertising revenues. These channels include, among others, MTV Europe, CNBC, Eurosport, TV5 Europe, Discovery, BBC World and CNN International.

Property

        We own or lease, through our subsidiaries, properties in each market in which we operate or conduct our sales, production, broadcasting and administrative activities. We also lease transmitters, transmitting towers and transponders for our broadcast operations. We believe that our facilities are adequate for our current operations. Our current commitments under operating leases as of March 31, 2003 equal approximately €105 million.

Regulation

        Set forth below is a general summary of broadcasting regulations promulgated by the European Union. For a discussion of national regulations that affect our operations, please refer to our 2002 Annual Report filed on Form 20-F/A, which is incorporated by reference into this prospectus. We believe we are currently in compliance in all material respects with the conditions imposed by the licenses and the relevant broadcasting regulations in all of the markets in which we operate, and we do not currently anticipate any difficulties in renewing our licenses as may be necessary.

Broadcasting Regulations

        Within the European Union (the "EU"), broadcasters are required to obtain a broadcasting license in the member state in which they are established. Under EU law, broadcasters validly licensed in one member state may freely broadcast to or retransmit their programming in other member states.

        Although there are some differences in the broadcasting and advertising laws across the countries in which we operate, some legislative provisions, particularly those relating to broadcast advertising, are similar. In each country in which we operate, advertising is generally required to conform to good marketing practice and unfair competition laws and is prohibited from misleading the audience, using subliminal techniques or promoting illegal goods and services. Similarly, it is generally prohibited in every country in which we operate for broadcasting or advertising targeted towards children to endanger children's moral, psychological or physical development, especially through the inclusion of pornographic, exploitative or gratuitously violent content. Furthermore, in most countries in which our broadcasts are carried, we are required to observe advertising restrictions concerning tobacco, alcohol and prescription drug products.

European Union

        Seven of the countries into which our programs are broadcast or from which we broadcast are EU member states: the United Kingdom, Sweden, Denmark, Belgium, Greece, Finland and The Netherlands and we operate under broadcasting licenses issued by the authorities of each of these member states. Our operations within these countries fall within the ambit of EC broadcasting and advertising laws. The Television Without Frontiers Directive (Council Directive 89/552/EEC of 3 October 1989, OJL 298 of 17 October 1989, p. 23 as amended by Directive 97/84/EC of 30 June 1997, OJL 202 of 30 July 1997, p. 60) (the "Television Directive") establishes basic principles for the regulation of broadcasting activity in the European Union. In essence, it requires each member state to ensure that broadcasts emanating from its territory comply with the national broadcasting rules in that member state, and it requires that each member state demand certain minimum standards of all broadcasting services regulated by the authorities of such state. Member states are free to impose more detailed or stricter rules in the areas covered by the directive on television broadcasters within their jurisdiction.

        Likewise, any states wishing to join the EU must incorporate a large portion of EU law, including the Television Directive. Hungary, Poland and Romania are in the process of completing this process, but only Hungary has implemented the Television Directive into national law. Poland has partially aligned its legislation with the Television Directive and Romania (which is expected to join the EU later than Hungary and Poland) has yet to implement it.

        The Agreement on the European Economic Area ("EEA Agreement") has been ratified by all the members of European Free Trade Association ("EFTA") and the EU member states (except Switzerland, which has decided not to participate in the EEA) and became effective on January 1, 1994. The EEA Agreement requires parties to incorporate a large portion of existing EU law (the "acquis communautaire") as of January 1, 1994, the date on which the EEA Agreement became effective, and any subsequent EU laws, which are within the scope of the Agreement. As a result, the relevant EU rules on broadcasting-related matters apply to such member states (e.g., Norway).

        The Television Directive mandates that all EU member state broadcasters shall be regulated by the authorities of the member state in which the broadcaster is established and that certain minimum broadcasting regulations should be applied by each member state to all broadcasters within its jurisdiction. All member states are required to permit the reception or retransmission in their territories of a broadcaster's programs broadcast from another member state, provided that the broadcaster is licensed under the broadcasting laws of another member state.

        The Television Directive sets minimum standards regarding program content, European and independent production quotas for programming and the content, quantity and scheduling of television advertising. Broadcasts within the European Union may not seriously damage the physical, mental or moral development of children, especially as a result of pornographic or gratuitously violent content, and broadcasts likely to inflict such damage may only be aired at a time or using technical measures designed to ensure that minors cannot watch the programs. In addition, broadcasts may not contain any incitement to hatred on the grounds of race, nationality, religion or gender.

        Member states must, where practicable and by appropriate means, use their best efforts to reserve a majority of broadcasting time (not including news, sports events, games, advertising, teletext and teleshopping programming) for European programming. Furthermore, at least 10% of broadcasting time or, at each member state's discretion, 10% of a broadcaster's programming budget, must be devoted to independently produced European programming, an adequate proportion of which must have been produced within the last five years.

        The Television Directive sets out detailed regulations concerning television advertising and television advertising targeting children. In general, television advertisements and teleshopping may not be misleading and must be readily distinguishable from ordinary programming. Television advertisements and teleshopping must respect human dignity and religious or political beliefs and may not discriminate on the grounds of race, gender, religion or nationality, or encourage behavior prejudicial to public health and safety or the environment. The advertising of tobacco products and prescription medicines is prohibited and advertisements for alcoholic beverages are subject to additional regulations. Television advertising targeting children may not exploit their credulity or inexperience. Advertisements or teleshopping may only interrupt programs longer than 45 minutes once in every complete 45-minute period, or, for programs shorter than 45 minutes, must be separated by at least 20-minute intervals. Children's programs less than 30 minutes long may not be interrupted by advertisements or teleshopping. Advertising may not exceed 15% of daily broadcasting time, and a maximum of 20% of any one-hour period of broadcasting time may be devoted to advertising and teleshopping.

        The Rental and Lending Rights Directive (No. 92/100/EEC of November 19, 1992) provides writers, composers, directors, performers, producers (and possibly set designers, cinematographers, choreographers, film editors and visual artists) whose work is embodied in films or other television programming indefinitely continuing equity claims for payments in compensation for rental and lending of their works. Although there is significant national variation in the implementation of this directive, this directive may result in higher costs for us and our competitors' European programming.

        The EC Directive on Satellite Broadcasting and Cable Retransmission (No. 93/83/EEC of September 27, 1993) (the "Satellite and Cable Directive") requires member states to permit a satellite broadcaster to obtain the necessary copyright licenses for its programs in just one country (generally, the country in which the satellite broadcaster is established), rather than obtaining copyright licenses in each country in which the broadcast is received.

        The Term of Copyright Directive (93/98 of October 29, 1993) requires greater conformity in the term of copyright protection for copyrighted works, including films. This will result in a longer period of copyright protection for films and other television programs.

        The Distance Selling Directive (1997/7/EC) was adopted by the European Union in 1997 and has been implemented in a majority of European Union member states, including the United Kingdom and The Netherlands. Essentially, it applies to transactions where the buyer and seller never meet and covers teleshopping and the Internet.

Council of Europe

        The Transfrontier Convention (the "Convention") established by the Council of Europe contains provisions that are substantially similar to the Television Directive with two significant effects:

  •
  It allows member states to designate certain major events as events that cannot be broadcast exclusively by a single television station if the effect is to deprive a large proportion of the public of any member state from seeing a specified event on a live or deferred basis;

  •
  It provides that if a broadcaster wholly or principally directs transmissions at a member state, other than the one in which it is established for the purpose of evading the laws of the member state at which the broadcasts are directed, that broadcaster can become subject to the laws of the country of reception.

Legal Proceedings

        We currently and from time to time are involved in litigation incidental to the conduct of our business. Except as otherwise indicated below, we are not a party to any lawsuit or proceeding which, in our opinion, is likely to have a material adverse effect on our financial position or profitability. For a more detailed discussion of legal proceedings, please refer to our 2002 Annual Report filed on Form 20-F/A, which is incorporated by reference into this prospectus.

United Kingdom

Kanal 5

        On May 19, 2003, the Independent Television Commission ("ITC") notified Kanal 5 (Sweden) that the ITC had serious concerns that several episodes of the reality show Big Brother broadcast by Kanal 5 were not in compliance with the requirements of the ITC Programme Code. We believe that there is a reasonable likelihood that some of the alleged breaches will be upheld by the ITC, in which case the ITC is likely to impose sanctions on Kanal 5. In view of the nature of the alleged breaches of the Programme Code, any such sanctions are likely to include a fine on Kanal 5. We intend to review the matter with the ITC and expect the ITC's final decision by July 2003.

Greece

Lampsi

        Several applicants who were in the 2001-2002 Athens region radio license tender filed applications with the Greek Council of State for the annulment of the licenses that had been granted to Lampsi and fourteen other radio stations by the Greek Ministry of Press and Mass Media on March 14, 2002 based on the recommendations of the National Radio & Television Council ("NRTC"). The applications were based on a number of grounds, of which the primary grounds were: (i) inappropriate constitution of the NRTC; (ii) failure of the NRTC to apply the seniority criteria; (iii) misapplication of the programming criteria; and (iv) in relation to Lampsi and two other stations, on the additional ground of allegedly proscribed shareholding structures. While the Greek Ministry of Press and Mass Media is the main defendant in the proceedings, Lampsi and other license holders filed interventions in defense. The Council of State held hearings on the applications on February 25, 2003 and May 27, 2003 and is expected to announce its rulings on the applications during 2003. The Council of State is the supreme administrative court in Greece, and its decisions are not subject to appeal.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth as of May 23, 2003, the name, age and position of individuals who serve as our directors and executive officers.

Name	Age	Position
Harry Evans Sloan	53	Director, Executive Chairman of the Board
Michael Finkelstein	67	Director, Vice Chairman
Markus Tellenbach	42	Director, President and Chief Executive Officer
Juergen von Schwerin	46	Senior Vice President and Chief Financial Officer
Erik Tanner Moe	44	Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary
Frank Eijken	48	Senior Vice President International Sales & Marketing
Eric Hansen	45	Senior Vice President Radio Division
Anthony Ghee	46	Director
Herbert G. Kloiber	55	Director
Benjamin Lorenz	53	Director
Edward McKinley	50	Director
James McNamara	49	Director
Shane O'Neill	41	Director
Mark Schneider	47	Director
Jan Wejchert	53	Director

        Under the terms of our articles of incorporation, as amended, our directors may be elected for terms of up to six years and serve until their successors are elected. It has been our practice to elect directors for one-year terms. Under our articles, the board consists of at least five directors at any one time. Our board of directors currently consists of eleven members. All board members can be contacted through our Luxembourg office.

        The business address for each of the directors and executive officers named above is SBS Broadcasting S.A. is 8-10 rue Mathias Hardt, L-1717 Luxembourg.

Biographical Information

        Mr. Sloan has served as Executive Chairman since September 2002, and Chairman of the Board since April 1990, having previously served as Chief Executive Officer from January 1993 to September 2001. Prior to joining SBS, Mr. Sloan served for six years as the co-chairman of New World Entertainment, Ltd., a motion picture studio and supplier of prime time network television programming, that Mr. Sloan and his partner acquired in 1983. Mr. Sloan is a director of ZeniMax and Lions Gate. Mr. Sloan is a citizen of the United States.

        Mr. Finkelstein has served as Vice Chairman of the Board of SBS since February 1998. Mr. Finkelstein has served as a non-executive director of the Company since April 1997, with the exception of the period from September 2001 to August 2002 when he served as Chief Executive Officer of the Company. From 1989 until 1997, Mr. Finkelstein was the founder and Chairman and Chief Executive Officer of Renaissance Communications Corporation, which owned and operated television stations in the United States. Mr. Finkelstein is a citizen of the United States.

        Mr. Tellenbach has served as a Director of SBS since December 2002. Mr. Tellenbach has served as Chief Executive Officer of SBS since August 2002, and was appointed President in September 2001. Prior to that, Mr. Tellenbach served as Chief Operating Officer of SBS from February 2001 to August 2002. From 1999 until 2000, he was Chairman of the Board of KirchPay TV GmbH & Co., and Chief Executive Officer of

Premiere World, Germany's leading pay TV operator. From 1994 to 1999, Mr. Tellenbach served as Managing Director of VOX Fernsehen, a national general entertainment broadcaster in Germany. Mr. Tellenbach is a citizen of Switzerland.

        Mr. von Schwerin has served as Chief Financial Officer and Senior Vice President of SBS since November 2001. From May 2001 until November 2001, Mr. von Schwerin served as Senior Vice President Finance and Development of SBS. From 1992 to 2000, Mr. von Schwerin served in several Managing Director positions with ProSieben Group of companies, as well as Head of Finance of MGM Media Gruppe Muenchen. From 1986 to 1992, Mr. von Schwerin served in several positions for Deutsche Bank in Germany and Australia, including Financial Analyst of Corporate Finance and Vice President of Project Finance. Mr. von Schwerin is a citizen of the Federal Republic of Germany.

        Mr. Moe has served as Senior Vice President Business & Legal Affairs, General Counsel and Company Secretary since May 2002, having previously served as Vice President and General Counsel since October 2000, and as Company Secretary since December 2001. From 1997 to 2000, Mr. Moe was Vice President of Business Development and General Counsel at CME. From 1994 to 1997, Mr. Moe worked as a corporate associate with the international law firm Shearman & Sterling in New York. Previously, Mr. Moe worked as an attorney in Washington, D.C. with Inter-American Development Bank from 1991 to 1993 and the law firm Arnold & Porter from 1989 to 1991. Mr. Moe is a citizen of the United States.

        Mr. Eijken has served as Senior Vice President International Sales & Marketing since January 2003. From 2000, Mr Eijken served as Executive Director Sales and Marketing for SBS Broadcasting B.V., which operates SBS's three Dutch television channels. Prior to that, Mr. Eijken launched IP Netherlands in 1989, where he was managing director for ten years. IP Netherlands is the exclusive sales house for the Holland Media Group, which operates the RTL channels in the Netherlands. From 1977 to 1989, Mr. Eijken worked at The Reader's Digest in The Netherlands where his last position was Executive Vice President. Mr. Eijken is a citizen of The Netherlands.

        Mr. Hansen has served as Senior Vice President Radio Division since September 2002. From 1999 to September 2002, Mr. Hansen served as General Manager of SBS's Scandinavian radio operations. He was appointed general manager of the Voice in 1994 and was promoted to Managing Director in 1998. Mr. Hansen began his career in the radio industry in 1989 when he became Sales Director of The Voice, a Copenhagen-based radio station and a subsidiary company of SBS. Mr Hansen is a citizen of Denmark.

        Mr. Ghee has served as a director of SBS since October 1994. Since May, 1 2003, Mr. Ghee has been a partner in the Anglo/German law firm Taylor Wessing, where he specializes in the areas of broadcasting, cable, satellite and telecommunications law. Prior to that, he was a partner in the English law firm Ashurst Morris Crisp. He has been SBS's principal European media law adviser since 1990 and served as Secretary of SBS from October 1992 until December 1996. Mr. Ghee also serves as a director of Fireworks Entertainment (UK) Limited. Taylor Wessing (and previously Ashurst Morris Crisp) provides legal services to SBS from time to time as and when requested by management. In 2002, Ashurst Morris Crisp received fees from SBS in the amount of approximately £175,000. Mr. Ghee is a citizen of the United Kingdom and Australia.

        Dr. Kloiber has served as a director of SBS since April 1998. Dr. Kloiber is Chairman of Tele München Group and has held this position since 1977. Tele München Group is one of Germany's leading television production and distribution companies. Dr. Kloiber is a member of the Advisory Council of one of Germany's largest banks, Bayerische Hypo-und Vereinsbank AG and a member of the Board of the Bavarian Film Funding Organization. He also serves on the Boards of RTL II Fernsehen GmbH & Co., Munich, and ATV Privatfernseh-GmbH, Vienna. Dr. Kloiber is a citizen of Austria.

        Mr. Lorenz has served as a director of SBS since December 2001. From 1999 to 2001, Mr. Lorenz served as Group Chairman of Merrill Lynch International Banks and Chairman & Managing Director of Merrill Lynch International Bank Ltd. Previously, he held various senior management positions with Merrill Lynch. Mr. Lorenz is a citizen of the United Kingdom.

        Mr. McKinley has served as a director of SBS since March 2002. Mr. McKinley is a Senior Advisor at Warburg Pincus LLC. Between 1993 and 2002, he was responsible for the company's private equity activity in Europe. Mr. McKinley has been with Warburg Pincus for 19 years. Prior to taking on his responsibilities in Europe, he opened and ran the firm's office in Los Angeles. Prior to joining Warburg Pincus, he was with a consultant with McKinsey & Co., Inc. for four years in New York. Mr. McKinley is a citizen of the United States.

        Mr. McNamara has served as a director of SBS since July 1998. Mr. McNamara is President and Chief Executive Officer of Telemundo Communications Group and has held this position since August 1999. From 1996 until 1998, Mr. McNamara was president of Universal Television Enterprises in the United States. Previously, he was President and Chief Executive Officer of New World Entertainment, Ltd. Mr. McNamara is a citizen of the United States.

        Mr. O'Neill has served as a director of SBS since December 2002. Mr. O'Neill is currently Chief Strategy Officer and member of the Management Board of UPC. From 1999 to 2002, Mr. O'Neill served as Managing Director of Strategy, Acquisitions and Corporate Development at UPC. Prior to that, from 1992 to 1999, Mr O'Neill was an investment banker with Goldman Sachs in London, New York and Sydney, Australia. From 1988 to 1992, Mr. O'Neill was an investment banker in Sydney, Australia for Macquarie Bank. Mr. O'Neill is a director of Primacom AG and UPC. Mr. O'Neill is a citizen of the Republic of Ireland and Australia.

        Mr. Schneider has served as director of SBS since December 1999. Mr. Schneider is a member of the Board of UGC Holdings, Inc., ("UGCH"), the largest shareholder of UPC. From 1997 until 2001, Mr. Schneider was Chief Executive Officer and Chairman of the Management Board of UPC. United GlobalCom Europe B.V. ("UGC Europe"), a wholly owned subsidiary of UGC, owns 6,000,000 of the Company's Common Shares. Mr. Schneider is a director of ispire corporation ltd., Austar United Communications Ltd, ZeniMax, and ncubed. Mr. Schneider is a citizen of the United States.

        Mr. Wejchert has served as a director of SBS since December 2000. Mr. Wejchert is one of the founders and President and Chief Executive Officer of ITI. ITI through its subsidiaries is a 49% shareholder of ITI TV Holding Sp. z o.o., which owns a 69.6% interest in TVN, a Polish private television station, in which SBS has the remaining 30.4% interest. Mr. Wejchert has served as a member of the supervisory board of TVN since 1997. Mr. Wejchert was also the founding Chairman of the Polish Business Round Table and currently serves as Vice Chairman of the Club Committee. He has been a member of the US-Poland Action 7 Commission since 1991. Mr. Wejchert established the first private licensed foreign company in Poland in 1976. During 2001, ITI, through various subsidiaries and associated companies, engaged in a variety of commercial transactions with TVN. Mr. Wejchert is a citizen of Poland.

Arrangements for Election of Directors

        Pursuant to the June 1999 agreement with UPC, which was novated and assigned to UGC Europe on April 8, 2003, the Company has agreed to nominate one UPC designee for election as a director of the Company. Mark Schneider is currently serving as UPC's designee.

        Pursuant to the relationship agreement dated July 26, 2000, with ITI, and other parties named therein, the Company has agreed, for so long as we own at least 33% of TVN and ITI holds at least 666,666 of our Common Shares, to use its reasonable efforts to nominate one ITI designee for election as a director of the Company. The agreement further provides that ITI would be entitled to a designee in the event that ITI owns more than 15% of our outstanding share capital and to an additional designee in the event ITI owns more than 25% of our outstanding share capital. In December 2002, the Company sold a 2.6% equity stake in TVN to ITI, and our remaining interest is 30.4%.

        In connection with our agreement with ITI relating to our acquisition of 33% of TVN in 2000, Jan Wejchert was elected to our board at the annual general meeting in December 2000. Mr. Wejchert holds 33,333 five-year warrants to purchase our Common Shares, of which 22,222 are currently exercisable.

Compensation

        For details on the compensation provided to members of our board of directors and senior executives, please refer to Item 6 of our 2002 Annual Report filed on Form 20-F/A, which is incorporated by reference into this prospectus.

Board Practices

Committees of the Board of Directors

        The standing committees of the board of directors consist of an Audit Committee and a Compensation Committee. Ad hoc committees of members of the board of directors are convened periodically to deal with specific projects in which we are involved.

Audit Committee

        The Audit Committee meets periodically with representatives of our auditors, Ernst & Young Accountants, to make inquiries regarding the manner in which their respective responsibilities are being discharged in relation to each audit of our financial statements. The Audit Committee also recommends to the board of directors the annual appointment of the auditors, with whom the committee reviews the scope of audit and non-audit assignments and related fees, our accounting principles and the adequacy of internal controls. The Audit Committee was formed in January 1993, and currently is comprised of Messrs. Lorenz (its chairman), McNamara and McKinley.

Compensation Committee

        The Compensation Committee reviews the salaries, bonuses, stock option awards and share ownership awards for our principal executive officers. The Compensation Committee was formed in January 1993, and currently is comprised of Messrs. McNamara (its chairman), Lorenz and McKinley.

PRINCIPAL AND SELLING SHAREHOLDERS

Certain Shareholders

        The following table sets forth information as of May 23, 2003 regarding the beneficial ownership of our Common Shares by each person who we know beneficially owns more than 5% of our Common Shares, by the Selling Shareholders and by the Company's directors and officers.(1) As of that date, there were 28,620,885 Common Shares issued and outstanding. None of the following shareholders have different voting rights with respect to the Common Shares owned by them.

	Common Shares Beneficially Owned prior to the Offering		Shares Being Sold in the Offering		Common Shares Beneficially Owned after the Offering (assuming no exercise of the overallotment option)
	Number	Percentage of Total	Number	Percentage of Total	Number	Percentage of Total
Selling Shareholders and Greater than 5% Shareholders
CanWest Global Communications Corp.(2)	2,032,300	7.1%	2,032,300	7.1%	0	0.0%
3100 TD Centre
201 Portage Avenue, Winnipeg, Manitoba
R3B 3L7, Canada
Fox TV10 Holdings, Inc.	866,013	3.0%	866,013	3.0%	0	0.0%
c/o News America Incorporated
1211 Avenue of the Americas
New York, New York 10036
UnitedGlobalCom Europe B.V.(3)	6,000,000	21.0%	—	—	6,000,000	20.3%
Janus Capital Corporation(4)	2,090,810	7.3%	—	—	2,090,810	7.1%
EnTrust Capital Inc.(5)	2,075,482	7.3%	—	—	2,075,482	7.0%
Capital Research and Management Company(6)	1,918,000	6.7%	—	—	1,918,000	6.5%
SMALLCAP World Fund, Inc.(6)	1,800,000	6.3%	—	—	1,800,000	6.1%
State Farm Insurance Companies(7)	1,593,181	5.6%	—	—	1,593,181	5.4%
Reed Conner & Birdwell LLC(8)	1,901,286	6.6%	—	—	1,901,286	6.4%
Directors and Executive Officers
Harry Evans Sloan(9)	3,325,502	11.6%	—	—	3,325,502	11.2%
Other	2,327,416	8.1%	—	—	2,327,416	7.9%
All directors and executive officers as a group (15 person)(10)	5,652,918	19.8%	—	—	5,652,918	19.1%

(1)
Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to the Common Shares beneficially owned. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, shares subject to options or warrants held by such person that are currently exercisable or that become exercisable within 60 days following May 23, 2003, are deemed outstanding. However, such shares are not deemed outstanding for purpose of computing the percentage of ownership of any other person.

(2)
According to the information provided to the Company on March 13, 2003, by CanWest Global Communications Corp. ("CanWest"), Global Television Network Inc. ("Global Television"), Global Communications Limited ("Global Communications") and CanWest International Communications Inc. ("CanWest International"), CanWest, Global Television, Global Communications and CanWest International each have sole voting and dispositive power with respect to 2,032,300 Common Shares.

(3)
As part of the recapitalization process of UPC, the 6,000,000 Common Shares, representing 21% of our outstanding Common Shares, that were held by UPC Investments I B.V. and that were acquired from UPC pursuant to a share purchase and sale agreement dated August 30, 2000, have been sold and transferred to a wholly owned Dutch subsidiary of UGCH, UGC Europe, by agreements dated April 8, 2003 and April 9, 2003, respectively. Our board of directors has authorized UPC and UGC Europe to exceed the share ownership limit contained in our Articles of Incorporation, which prohibits any person or entity from owning more than 20% of our Common Shares without the prior approval of our board of directors. Under the terms of a private placement agreement dated January 27, 2000, between UPC, UGCH and the Company, UPC received, subject to certain exceptions and other requirements, certain anti-dilution rights permitting UPC to maintain its percentage ownership in us through the purchase of an additional number of our Common Shares in the event we determine to sell in a transaction for cash Common Shares or other equity securities or securities convertible into such securities. UPC, UGCH, UGC Europe and the Company entered into a novation agreement dated April 8, 2003, related to the novation and assignment of the private placement agreement to UGC Europe.

(4)
According to the Schedule 13G filed with the SEC on February 14, 2003, Janus Capital Management LLC ("Janus Capital") has sole voting and dispositive power with respect to 2,090,810 Common Shares. Janus Capital is a registered investment adviser furnishing investment advice to various investment companies, individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of Janus Capital's role as investment adviser or sub-adviser to the Managed Portfolio, Janus Capital may be deemed to be the beneficial owner of the Common Shares held in the Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

(5)
According to the Schedule 13G/A filed with the SEC on February 14, 2003, EnTrust Capital Inc. has shared voting and dispositive power with respect to 1,536,122 Common Shares; EnTrust Partners LLC has sole voting and dispositive power with respect to 470,310 Common Shares; and EnTrust Partners Offshore LLC has sole voting and dispositive power with respect to 69,050 Common Shares.

(6)
According to the Schedule 13G filed with the SEC by Capital Research and Management Company and SMALLCAP World Fund, Inc. on February 10, 2003, Capital Research and Management Company has sole dispositive power with respect to 1,918,000 Common Shares, and SMALLCAP World Fund has sole voting power with respect to 1,800,000 Common Shares. Capital Research and Management Company is a registered investment advisor and SMALLCAP World Fund, Inc. is an investment company to which Capital Research and Management Company provides investment advice. Capital Research and Management Company disclaims beneficial ownership with respect to all 1,918,000 shares and SMALLCAP World Fund Inc claims beneficial ownership with respect to all 1,800,00 shares.

(7)
According to the Schedule 13G/A filed with the SEC on January 24, 2003, State Farm Mutual Automobile Insurance Company has sole voting and dispositive power with respect to 343,500 Common Shares, State Farm Insurance Companies Employee Retirement Trust has sole voting and dispositive power with respect to 450,000 Common Shares, State Farm Investment Management Corp. has sole voting and dispositive power with respect to 360,181 Common Shares and State Farm Insurance Companies Savings and Thrift Plan for US Employees has sole voting and dispositive power with respect to 439,500 Common Shares. Each State Farm entity referenced above disclaims beneficial ownership with respect to such shares as to which such holder has no right to receive the proceeds of sale of the security and disclaims that it is part of a "group".

(8)
According to the Schedule 13G filed with the SEC by Reed Conner & Birdwell LLC on February 14, 2003, Reed Conner & Birdwell, LLC has sole voting and dispositive power with respect to 1,901,286 Common Shares. Reed Conner & Birdwell, LLC provide investment services to individuals, trusts and corporations and claim ownership of the 1,901,286 Common Shares on behalf of other persons.

(9)
Includes: (1) 672,623 Common Shares owned by Roscomare Limited and beneficially owned by Mr. Sloan; (2) 146,743 Common Shares owned by Mr. Sloan; and (3) options to acquire 2,506,136 Common Shares that are currently exercisable. Excludes options to acquire 500,005 Common Shares that are not exercisable within 60 days of May 23, 2003.

(10)
Includes: (1) 3,639,403 Common Shares purchasable upon exercise of options and warrants that are currently exercisable or will become exercisable within 60 days of the date of this table; and (2) 2,051,737 Common Shares owned by our directors and executive officers. Excludes 898,546 options and 11,111 warrants that are not exercisable within 60 days of May 23, 2003.

        As of May 23, 2003, there were 66 accounts on the register of SBS Common Shares, of which 30 were registered with United States addresses. The Company does not believe that the number of United States record holders is indicative of the portion of outstanding Common Shares held in the United States.

DESCRIPTION OF CAPITAL STOCK

        The Company is a Luxembourg société anonyme, register number B31 996, founded on October 24, 1989, and its affairs are governed by its Articles of Incorporation, as amended from time to time, most recently on December 17, 2002 (the "Articles"), and the Luxembourg Company Law of August 10, 1915, as amended (the "Companies Act").

        Article 3 of the Articles states that the Company's purpose is to advise on, operate and develop all activities in connection with the realization of media projects in the fields of printed and audio-visual media, in particular television broadcasting. The Company may produce radio and television programs and carry out all ancillary services directly or indirectly related to this purpose or which it believes useful for the development of its business. In addition, Article 3 provides that the Company has the purpose of holding participations, in any form whatsoever, in companies and any other form of investment; making acquisitions by purchase, subscription or in any other manner; making transfers by sale, exchange or otherwise of securities of any kind; and engaging in the administration, control and development of its portfolio. Furthermore, the Company may guarantee, grant loans or otherwise assist the companies in which it holds a direct or indirect participation or which form part of the same group of companies as the Company. The Company may carry out any commercial, industrial or financial activities that it may deem useful in accomplishment of its purpose.

        Below is a summary of certain information concerning the Company's capital stock and a brief description of certain provisions contained in the Articles and the Companies Act. The following summary and description do not purport to be complete statements of these provisions and are qualified in their entirety by reference to the Articles and applicable Luxembourg law. The full text of the Articles is available at the office of the Company.

Directors

        The board of directors may deliberate or act validly only if at least a majority of the directors is present or represented at a meeting of the board of directors. Decisions must be taken by a majority of votes of the directors present or represented at such a meeting. The Articles provide that no transaction between the Company and another party in which a director or officer is an employee, officer or director will be invalidated solely for that reason. However, the Articles provide further that any director or officer who has a personal interest in a transaction must disclose such interest and abstain from voting on the transaction. Such directors that must abstain from voting on a transaction are not counted in the quorum requirement for purposes of the meeting. Directors are appointed for a period of one year up to the next annual general meeting at which they may be reelected.

Authorized and Issued Capital

        The authorized capital of the Company at May 23, 2003, consisted of 75,000,000 Common Shares, nominal value €2.00 per share, of which 28,623,120 Common Shares, including 2,235 Common Shares held by the Company, were issued and outstanding. All Common Shares are fully paid and non-assessable, and there is no liability to further capital calls by the Company under the Articles or the Companies Act. Under Luxembourg law, authorized capital will be automatically reduced to the number of Common Shares outstanding at the time on the fifth anniversary of the later of: (1) the publication of the most recent amendment to the Articles revising the Company's authorized capital; or (2) an approval by the shareholders of the extension of the five-year term. At a meeting of the shareholders on December 6, 2002, effective as of that date, the shareholders approved an extension of the five-year term. The term commenced on the date of the minutes of the meeting. During the five-year period from the date of such minutes, the board of directors is authorized, without further shareholder action, to issue additional Common Shares from time to time up to the number of authorized Common Shares. All Common Shares are issued in registered form.

Preemptive Rights

        The shareholders have waived their preemptive rights as to the Common Shares, which may be issued by the board of directors. This waiver is binding upon all current and future shareholders. Upon the expiration of the five-year term for authorized but unissued capital discussed above, all shareholders will be entitled to pre-emptive rights unless the board of directors recommends, and the shareholders approve, the suppression of such rights.

Voting Rights

        Holders of Common Shares vote on all matters submitted to a vote of the shareholders, with each Common Share entitled to one vote. Under Luxembourg law, shareholder action can generally be taken by a simple majority of Common Shares present or represented at a duly convened meeting. An amendment to the Articles requires a quorum, by presence or proxy, of 50% of the issued Common Shares and a two-thirds vote of those Common Shares present or represented at a duly convened meeting.

Shareholder Meetings

        The Company is required to hold a general meeting of shareholders each year in Luxembourg. In addition, the board of directors may call any number of extraordinary general meetings. Also the board of directors is obliged to call a general meeting of shareholders within one month after receipt of a written demand therefore by shareholders representing one-fifth of the outstanding Common Shares entitled to vote at such a meeting.

        Shareholders registered as of the record date declared for any given general meeting of shareholders may be represented by written proxy, provided the written proxy is deposited with the Company at its registered office in Luxembourg, or with any member of the board of directors of the Company, at least five days before the meeting. The board of directors may determine any other conditions that must be fulfilled by shareholders for them to take part in any meeting of shareholders.

Dividends

        Holders of Common Shares participate pro rata in dividends, if any are declared. Under applicable law, if the Company pays dividends on the Common Shares, dividends on the Common Shares that are not claimed or presented for payment for a period of five years or more would generally be turned over to the state in which the record holder of such Common Shares resides, in accordance with the prescription laws of that state. If the Company does not have an address for the holder of record of such Common Shares, then unclaimed dividends would remain with the Company in accordance with Luxembourg laws.

        Interim dividends can be declared up to two times in any fiscal year (in the third and fourth quarter) by the board of directors. Interim dividends can be paid only after the prior year's financial statements have been approved by the general meeting of shareholders, and the Company's independent statutory auditor must report that the Company had adequate funds to pay the dividends at the time of the declaration. Final dividends may be declared by the board of directors once a year, and must be approved at the annual general meeting of shareholders. Both interim and final dividends can be paid out of any earnings, retained and current, as well as paid-in surplus. Luxembourg law authorizes the payment of stock dividends if sufficient surplus exists to provide for the related increase in capital.

        Luxembourg law requires that each year 5% of the Company's net profits be allocated to a legal reserve until such reserve equals 10% of the nominal value of the issued and outstanding capital of the Company. Dividends cannot be declared until such reserve is satisfied. This legal reserve is not available for dividends. The appropriation to the legal reserve is effected after approval at the general meeting of shareholders.

Liquidation

        In the event of a dissolution of the Company for any reason, once all debts, charges and liquidation expenses have been met, any balance will be distributed to shareholders pro rata according to the percentage of shares held.

Limitations on Share Ownership

        A person who owns more than 20% of the Common Shares or voting power at any time, who has not obtained approval from the board of directors, cannot be registered, or otherwise accepted, as a shareholder. An unauthorized holder of more than 20% of the Common Shares will have no voting rights, rights to dividends or distributions, or any other rights as a shareholder, for the portion of such person's shareholding that exceeds 20% (the "Share Ownership Limit"). The board of directors may approve the ownership by a person of more than 20% of the Common Shares or votes:

  •
  if the person has, prior to purchasing more than 20% of the Common Shares or votes, requested and obtained the approval of the board of directors to own more than the Share Ownership Limit;

  •
  if the person has made a legally binding and irrevocable bona fide offer to all shareholders of the Company to purchase all Common Shares and votes in the Company at a price considered favorable by the board of directors, at its discretion; or

  •
  in other circumstances as may be determined by the board of directors.

        At a meeting held on March 13, 2003, the Company's board of directors authorized UGC Europe to exceed the Share Ownership Limit and hold up to approximately 21% of the Company's Common Shares;

Provisions Related to Non-Luxembourg Shareholders

        There are no limitations imposed by Luxembourg law on the rights of non-resident shareholders of the Company to hold or vote their Common Shares.

Transfer Agents, Registrars and Paying Agents

        The Company maintains its Register of Registered Shareholders at its registered office in Luxembourg and a branch register in the United States. Equiserve is the Company's U.S. branch register. ING Bank N.V., located at Bijlmerplein 888, Amsterdam, is our Dutch paying agent for the Common Shares. Banque Generale du Luxembourg is our transfer agent and paying agent in Luxembourg.

        The following table sets forth information regarding changes in the Company's share capital from January 1, 2000 through March 31, 2003.

Date of Articles	Number of Common Shares Issued	Total Common Shares Outstanding	Reason for Issuance
February 1, 2000	3,000,000	25,529,952	UPC Private Placement(1)
March 7, 2000	214,000	25,743,952	Compensation Arrangements(2)
July 26, 2000	326,000	26,069,952	TV 2 (in Hungary)(3)
July 26, 2000	666,666	26,736,618	TVN(4)
August 1, 2000	153,500	26,889,118	Exercise of Options(5)
August 4, 2000	217,500	27,106,618	TV 2 (in Hungary)(6)
October 2, 2000	4,000	27,110,618	Exercise of Options(7)
April 12, 2001	866,013	27,976,631	TV10 Holdings LLC(8)
May 25, 2001	181,818	28,158,449	Zenimax Media Inc(9)
July 27, 2001	35,000	28,193,449	Exercise of Options(10)
August 2, 2001	50,000	28,243,499	Exercise of Options(11)
November 12, 2001	108,082	28,351,531	Allegro Privatstiftung(12)
April 30, 2002	234,865	28,586,396	Exercise of Options(13)
December 17, 2002	36,724	28,623,120	Stock Option Exchange(14)

(1)
Relates to a private placement of Common Shares with UPC in February 2000 at a price of $54.125 per share.

(2)
Relates to (i) 100,000 shares valued at $39.30 per share issued to Howard A. Knight for consideration of contribution in kind under terms of his employment agreement and (ii) 114,000 shares issued at an average price of $15.34 per share in connection with the exercise of employee stock options.

(3)
Relates to shares issued to Tele-München in connection with our acquisition of an option to purchase an additional 12.5% economic interest in TV 2 in Hungary.

(4)
Relates to shares issued in connection with our acquisition of a 33% interest in TVN in Poland.

(5)
The average exercise price of the Common Shares issued on this date was $18.67.

(6)
Relates to shares issued to MTM-SBS Televizio Rt in connection with our acquisition of an option to purchase an additional 10% economic interest in TV 2 in Hungary.

(7)
The average exercise price of the Common Shares issued on this date was $13.50.

(8)
Relates to shares issued in connection with SBS's acquisition of 50% interest in TV10 Holdings, LLC. (The Netherlands) in April 2001.

(9)
Relates to shares issued in connection with SBS's acquisition of 1,412,788 common and 644,780 preferred shares in Zenimax on May 2001 and as amended in June 2001.

(10)
The average exercise price of Common Shares issued on this date was $1.50.

(11)
The average exercise price of Common Shares issued on this date was $13.50.

(12)
Relates to shares issued in connection with SBS's acquisition of a 20% interest in ATV (Austria).

(13)
The average exercise price of the Common Shares issued on this date was $1.50.

(14)
The average exchange price of Common Shares issued on this date was $15.25.

RELATED PARTY TRANSACTIONS

        UPC has acquired a total of 6,000,000 Common Shares, or 21% of our issued and outstanding Common Shares; 3,000,000 of the shares were acquired under the terms of an investment agreement entered into in June 1999, and 3,000,000 of the shares were acquired under the private placement agreement dated January 27, 2000. Mark Schneider, one of our Directors, is a member of the board of UGC Holdings Inc. ("UGCH"), the largest shareholder of UPC. Our board of directors has authorized UPC and UGCH to exceed the share ownership limit established by our Articles of Incorporation, which limits any person or entity from owning more than 20% of our Common Shares without the prior approval of our board of directors.

        As part of the private placement agreement, we have granted UPC certain anti-dilution rights to enable UPC to maintain its percentage ownership of voting rights in us. We have rights of first refusal on all sales or transfers by UPC or UGCH (the "United Parties") of any securities acquired under the investment agreement or private placement agreement. We have granted the United Parties certain registration rights with respect to the Common Shares acquired under these agreements. So long as UGCH and its affiliates hold at least 3,000,000 Common Shares or eight percent of the outstanding shares in the Company, UPC has the right to nominate a director to our board of directors.

        On March 9, 2000, it was announced that we had entered into an agreement with UPC whereby UPC had agreed to make an exchange offer to acquire all of our outstanding Common Shares in exchange for cash and UPC shares in a transaction that valued us at approximately $2.8 billion. On May 22, 2000, we announced in conjunction with UPC that, as a consequence of the decline in UPC's share price, we had mutually agreed to terminate the exchange offer agreement.

        As part of its recapitalization process UPC has sold its 6,000,000 Common Shares to a wholly owned Dutch subsidiary of UGC ("UGC Europe") by agreements dated April 8, 2003 and April 9, 2003 respectively. In connection with the share transfer agreements, we, UPC, UGCH and UGC Europe entered into a novation agreement dated April 8, 2003. As part of the novation agreement, UGC Europe will perform all obligations and assume all liabilities of UPC under the private placement agreement and all rights and benefits of UPC arising from or under the private placement agreement, the investment agreement and any related instrument have been assigned to UGC Europe.

        In August and September 2000, in consideration of the issuance of 326,000 Common Shares, we acquired options to purchase, for a nominal amount, a 12.5% interest in TV2 in Hungary from Tele-München. In addition, as part of the transaction we assumed a $1.4 million shareholder loan to TV2 held by Tele-München. Tele-München is controlled by Dr. Herbert G. Kloiber, who is a member of our board of directors. In accordance with Luxembourg law, we received a fairness opinion for the transaction from an independent auditor in Luxembourg.

        In connection with SBS's agreement with ITI relating to the Company's acquisition of 33% equity interest in TVN (30.4% as of December 23, 2002), the our board of directors has nominated Jan Wejchert for election to our board of directors at the annual general meeting in December 2002. Mr. Wejchert is one of the founders and Chief Executive Officer of ITI, which is a 49% shareholder of ITI TV Holdings Ltd., which owns a 69.6% interest in TVN.

        By an agreement dated October 30, 2000, between ZeniMax and the Company, we and ZeniMax agreed to exchange certain interests in our respective companies and ZeniMax agreed to assume certain management responsibilities relating to our new media interests. On May 15, 2001, and June 14, 2001, the October 2000 agreement was amended by eliminating the management arrangements and reducing our cross-holdings such that for consideration of $10.0 million and 181,818 Common Shares, we acquired 1,412,788 shares of ZeniMax's common stock and 644,780 shares of ZeniMax's preferred stock, which in the aggregate represent 12.5% of ZeniMax's capital stock. The Company has granted ZeniMax certain registration rights as part of the October 2000 agreement for which the Company has filed a registration statement. By agreement dated April 16, 2002, June 6, 2002, September 27, 2002, December 20, 2002, March 26, 2003, and April 30,

2003, the Company agreed to maintain the effectiveness of the registration statement. Harry Evans Sloan, our Executive Chairman of the Board, is an investor in ZeniMax and is a member of the ZeniMax board of directors.

        On November 5, 2001, we acquired a 20% equity interest in ATV, an Austrian satellite-to-cable television station, from certain of ATV's existing shareholders. For 101,082 of our Common Shares, along with certain registration rights, we acquired a 7% equity interest in ATV from Allegro Privatstiftung ("Allegro"), an affiliate of Tele-München and Dr. Kloiber, who is Chairman of Tele-München and a member of our board of directors. We also issued 7,000 of our Common Shares to Allegro in consideration for Allegro's advance of €213,658 to ATV on our behalf. We acquired a 13% equity interest in ATV from UPC for a €1.0 million contribution to ATV and our agreement to make €2.4 million in subordinated loans to ATV, which we made during the fourth quarter of 2001. On April 18, 2002, we exercised our right to exchange our 20% equity interest in ATV for subordinated loans totalling €6.6 million held by certain other ATV shareholders, including two affiliates of Tele-München and Dr. Kloiber. Prior to the completion of the exchange, the other ATV shareholders waived their rights to repayment of all of their subordinated loans in order to satisfy Austrian capitalization requirements. As a result, there were no outstanding subordinated loans to ATV subject to our conversion right, and accordingly we have retained our 20% equity interest for the time being. We continue to have the right to exchange our ATV shares for subordinated loans to ATV made by ATV shareholders who are parties to the ATV shareholders' agreement as they make subordinated loans to ATV in the future.

        On May 14, 2002, we entered into an agreement with Concorde Media Beteiligungs GmbH ("Concorde Media"), an Austrian company of which Dr. Kloiber, a member of our Board, is the controlling shareholder. Pursuant to this agreement we acquired the quota owned by Concorde Media in MTM Produkcio Kft. ("MTM Productions") for the sum $225,000 (€241,000). This acquisition was part of a wider transaction pursuant to which we acquired all the quotas of MTM Productions.

TAXATION

        The following is a summary of certain Luxembourg and U.S. federal income tax considerations that are likely to be material to the acquisition, ownership and disposition of Common Shares. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase Common Shares. In particular, the summary does not address considerations that may be applicable if the shareholder will not hold Common Shares as capital assets, is a taxpayer subject to special tax rules, such as a bank, a tax-exempt entity, an insurance company, a dealer in securities or currencies, a person that holds Common Shares as part of an integrated investment (including a "straddle") comprised of Common Shares and one or more other positions or a person that owns or is deemed to own 10% or more of the Company's stock. The summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change. Investors should consult their own advisers regarding the tax consequences of an investment in the Common Shares in light of their particular circumstances, including the effect of any state, local or other national laws.

Luxembourg Tax Considerations

        The following is a summary of certain Luxembourg tax considerations relevant to an investment in Common Shares by investors not domiciled, resident or formerly resident in Luxembourg and who do not hold Common Shares in connection with a permanent establishment or fixed base in Luxembourg.

Dividends on Common Shares

        Dividends paid by the Company are generally subject to Luxembourg withholding tax at a 20% rate. Investors may, however, qualify for a reduced rate under an applicable income tax treaty and, if so, may claim a refund of the difference between the amount initially withheld and the amount determined by applying the applicable treaty rate. Refund claims must be made on an appropriate claim form that has been certified by the tax authorities of the country of residence. Investors should consult their own tax advisers regarding the specific procedures for claiming a refund of Luxembourg withholding tax.

        The United States and Luxembourg signed a new comprehensive income tax treaty on April 3, 1996 (the "Treaty"), that entered into force on December 20, 2000. The Treaty replaces the former treaty concluded between the United States and Luxembourg on December 18, 1962, and applies for dividends paid on or after January 1, 2001. For shareholders who are eligible for benefits under the Treaty (as described below), the rate of Luxembourg withholding tax is reduced to 15%.

        Under the Treaty, no specific deadline for submitting refund claims has been introduced yet. As a consequence and until further notice, the deadline provided by Luxembourg internal law is applicable; therefore, submission of the refund claim must occur before the end of the year following the year of the dividend payment.

Sale or Other Disposition of Common Shares

        Shareholders will not be subject to Luxembourg wealth tax, capital gains tax, stamp duty or other transfer tax on a sale or other disposition of Common Shares.

United States Federal Income Tax Considerations

        The following is a summary of the material United States federal income tax consequences of the ownership and disposition of Common Shares by investors resident of the United States for purposes of the Treaty and fully eligible for benefits under the Treaty. An investor generally will be entitled to Treaty benefits if the investor is:

  •
  the beneficial owner of Common Shares (and of the dividends paid with respect to Common Shares);

  •
  an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent the investors income is subject to taxation in the United States in the investors and or in the hands of the investors partners or beneficiaries;

  •
  not also a resident of Luxembourg for Luxembourg tax purposes; and

  •
  not subject to a "limitation on benefits" provision that applies in limited circumstances.

        The Treaty benefits discussed below generally are not available to shareholders who hold Common Shares in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Luxembourg. The summary does not discuss the treatment of those shareholders.

Dividends on Common Shares

        The gross amount of any dividends distributed by the Company with respect to Common Shares (including amounts withheld in respect of Luxembourg tax) generally will be subject to taxation as foreign source dividend income, and will not be eligible for the dividends received deduction. Dividends paid in a currency other than the U.S. dollar will be includible in income in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are includible in income. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual generally will be subject to US taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009. If dividends paid in a foreign currency are converted into dollars on the day they are includible in income, shareholders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. holder may be required to recognize foreign currency gain or loss on the receipt of a refund of Luxembourg withholding tax pursuant to the Treaty to the extent the dollar value of the refund differs from the dollar equivalent of that amount on the date of receipt of the underlying dividend.

        Subject to generally applicable limitations and to the special considerations discussed below, Luxembourg withholding tax at the lowest rate available under the Treaty will constitute a foreign income tax that is eligible for credit against U.S. federal income tax liability or may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and/or arrangements in which expected economic profit, after non-U.S. taxes, is insubstantial. Shareholders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

Sale or Other Disposition of Common Shares

        Gain or loss realized on the sale or other disposition of Common Shares will be capital gain or loss in an amount equal to the difference between the basis in the Common Shares and the amount realized on the disposition (or its U.S. dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss will be long-term gain or loss if the Common Shares were held for more than one year. For an individual shareholder, the net amount of long-term capital gain realized generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognized after May 5, 2003 and before 2009 generally is subject to taxation at a maximum rate of 15%.

Information Reporting and Backup Withholding Tax

        Dividends and payments of the proceeds on a sale of Common Shares, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless you (1) are a corporation or other exempt recipient or (2) provide a taxpayer identification number and certify (on IRS Form W-9) that no loss of exemption from backup withholding has occurred. Shareholders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, a non-U.S. person may be required to provide a certification (generally on IRS Form W-8BEN) of its non-U.S. status in connection with payments received in the United States or through a U.S.-related financial intermediary.

UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement dated            , 2003, each of the underwriters named below, through their representatives Bear, Stearns & Co. Inc., CIBC World Markets Corp. and SG Cowen Securities Corporation, has severally agreed to purchase from us and the Selling Shareholders the aggregate number of Common Shares set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
CIBC World Markets Corp.
SG Cowen Securities Corporation

Total	3,898,313

        The underwriting agreement provides that the obligations of the underwriters thereunder are several and subject to approval of certain legal matters by their counsel and various other conditions. Under the underwriting agreement, the underwriters are obligated to purchase and pay for all of the above Common Shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

        The underwriters have advised us that they propose to initially offer some of the shares directly to the public at the offering price set forth on the cover page of this prospectus and some of the shares to dealers at this price less a concession not in excess of $                               per share. The underwriters may allow, and dealers may re-allow, concessions not in excess of $                               per share on sales to other dealers. After the initial offering of the shares to the public, the underwriters may change the offering price, concessions and other selling terms. The underwriters do not intend to confirm sales to discretionary accounts in amounts exceeding three percent of the total number of Common Shares offered by them.

        We have granted the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 584,746 additional shares, at the offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent underwriters exercise this option in whole or in part, then each of the underwriters will become obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to each underwriter's initial purchase commitment as indicated in the preceding table.

        We and the Selling Shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        Our Executive Chairman of the Board, Harry Evans Sloan, and our director, President and Chief Executive Officer, Markus Tellenbach, who collectively hold a total of 3,725,502 Common Shares, have agreed, subject to limited exceptions, not to sell or offer to sell or otherwise dispose of any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares or enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with ownership of any Common Shares (regardless of whether any of these transactions are to be settled by the delivery of Common Shares, or such other securities, in cash or otherwise) for a period of 90 days after the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

        In addition, we have agreed that for a period of 90 days after the date of this prospectus we will not offer, sell or otherwise dispose of any Common Shares or any securities that may be converted into or exchanged for Common Shares, directly or indirectly, except for the shares offered in this offering, any shares issued upon exercise or conversion of outstanding securities, any shares offered in connection with employee benefit plans, any shares with an aggregate value of up to €20,000,000 in connection with acquisitions and, after 30 days, convertible debt issues, without the consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

        In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Common Shares during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the Common Shares for their own account by selling more Common Shares than we or the Selling Shareholders have actually sold to them. The underwriters may elect to cover any short position by purchasing Common Shares in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the Common Shares by bidding for or purchasing Common Shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if Common Shares previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market and these transactions may be discontinued at any time. The imposition of a penalty bid may also affect the price of the Common Shares to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities.

        In connection with the offering, the underwriters and selling group members may engage in passive market making transactions in the Common Shares on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of Common Shares and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

        The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business.

        The total amount of the underwriting discount payable by us and the Selling Shareholders is equal to    % of the aggregate offering price of the shares in this offering. The following table shows the underwriting discount to be paid to the underwriters by us and the selling Shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional Common Shares.

	Per Share	Without Over-Allotment Option	With Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions payable by us
Underwriting discounts and commissions payable by the Selling Shareholders

        The Selling Shareholders have agreed to pay a proportionate share of our expenses in this offering. The following table sets forth the various fees and expenses that we and the Selling Shareholders expect to pay in this offering, excluding underwriter discounts and commissions. In addition, the underwriters have agreed to pay U.S.$175,000 of certain roadshow and miscellaneous expenses reflected below.

Amount to be paid
Securities and Exchange Commission Registration Fee	$6,300
NASD Fees	$8,300
Blue Sky Fees and Expenses	$10,000
Legal Fees and Expenses	$300,000
Accounting Fees and Expenses	$200,000
Printing and Engraving Fees	$150,000
Miscellaneous	$175,400

Total	$850,000

        We have agreed to pay CanWest, the Selling Shareholder, a U.S.$150,000 fee in consideration for acting on behalf of the Selling Shareholders in this offering in negotiating with us and the underwriters.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We have filed the following documents filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, which are hereby incorporated by reference in this prospectus:

    •
    the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on May 15, 2003, as amended by the Report on Form 20-F/A filed on May 23, 2003;

    •
    the description of the Company's Common Shares contained in the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on March 3, 1993; and

    •
    the Company's Report of Foreign Issuer on Form 6-K, which contains the unaudited, condensed, consolidated financial statements for the three months ended March 31, 2003, as filed with the Securities and Exchange Commission on May 28, 2003.

        All annual reports we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 on Form 20-F/A after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus and to be part hereof from the date of filing such documents. We may incorporate by reference any Form 6-K subsequently submitted to the Securities and Exchange Commission by identifying in such Form 6-K that it is being incorporated by reference into this prospectus. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that such statement is modified or replaced by a statement contained in this prospectus, or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this prospectus.

        As used herein, the terms "prospectus" and "herein" mean this prospectus including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document. We undertake to provide without charge to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of any such person to us, a copy of any or all of the documents referred to above that have been or may be incorporated into this prospectus by reference, including exhibits to such documents (unless such exhibits are specifically incorporated by reference to such documents). Request for such copies should be directed to SBS Broadcasting S.A., 8-10 rue Mathias Hardt, 6-A Luxembourg; Attention: Company Secretary, telephone number: +352-261-2151.

POTENTIAL UNENFORCEABILITY OF CIVIL LIABILITIES AND JUDGEMENTS

        A majority of our directors and officers named in this prospectus, are not residents of the United States, and all or a substantial portion of their assets are located outside the United States. Substantially all of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against such persons, or us, judgements of U.S. courts predicated upon civil liability provisions of the federal securities laws of the United States.

        In addition, foreign courts may not enforce judgements of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. Such foreign courts may not entertain original actions predicated upon such provisions.

LEGAL MATTERS

        The validity of the Common Shares offered hereby will be passed upon for us by Arendt & Medernach 8-10 rue Mathias Hardt, B.P. 39, L-2010 Luxembourg, our Luxembourg counsel. Certain legal matters in connection with the offering will be passed upon for us by Cleary, Gottlieb, Steen & Hamilton, City Place House, 55 Basinghall Street, London EC2V 5EH, United Kingdom, our U.S. counsel. Certain legal matters in connection with the offering will be passed upon for the underwriters by Hogan & Hartson L.L.P., 875 Third Avenue, New York, NY 10022, U.S. counsel to the underwriters.

EXPERTS

        Ernst & Young Accountants, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 20-F/A for the year ended December 31, 2002, as set forth in their report which appears and is incorporated by reference elsewhere herein which, as to the years 2002 and 2001, is based in part on the reports of PricewaterhouseCoopers Sp. z o.o., independent auditors. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young Accountants' report, given on their authority as experts in accounting and auditing.

        The audited financial statements of TVN Sp.z o.o., incorporated in this prospectus by reference to the Company's 2002 Annual Report on Form 20-F/A for the year ended December 31, 2002 and presented separately in this prospectus, have been audited by PricewaterhouseCoopers Sp.z o.o., independent accountants, whose report thereon appears herein. Such financial statements, to the extent they have been included in the financial statements of the Company, have been so included in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to certain informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the Securities and Exchange Commission. These documents may be read and copied at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, copies of these reports and other information may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. You can get further information about the Commission's Public Reference Room by calling 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports, registration statements and other information regarding registrants like us that file electronically with the Commission.

        This prospectus is part of a registration statement on Form F-3 (including all amendments thereto, the "Registration Statement") filed by us with the Securities and Exchange Commission under the Securities Act of 1933. As permitted by the Commission, this prospectus does not contain all the information in the registration statement filed with the Commission. For a more complete understanding of this offering, you should refer to the complete registration statement, including exhibits, on Form F-3 that may be obtained as described above. Statements contained in this prospectus or in any prospectus supplement about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
SBS Broadcasting S.A.

        We have audited the accompanying consolidated balance sheets of SBS Broadcasting S.A. and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of TVN Sp. z o.o. (an entity in which the Company has a 30.4% interest), have been audited by other auditors whose report has been furnished to us. Insofar as our opinion on the consolidated financial statements relates to the amounts included for TVN Sp. z o.o., it is based solely on their report.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBS Broadcasting S.A. and subsidiaries at December 31, 2001 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 1 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets.

                      ERNST & YOUNG ACCOUNTANTS

Amsterdam, The Netherlands

February 21, 2003

SBS BROADCASTING SA

CONSOLIDATED BALANCE SHEETS

(in thousands of euro, except share data)

	December 31, 2001	December 31, 2002
ASSETS
Current assets:
Cash and cash equivalents	€70,393	€67,040
Short-term investments	—	10,408
Accounts receivable trade, net of allowance for doubtful accounts of €2,625 (€2,124 in 2001)	76,631	82,291
Accounts receivable, affiliates	1,212	1,480
Restricted cash and cash in escrow	3,341	1,574
Program rights inventory, current	100,641	111,329
Other current assets	30,544	20,031

Total current assets	282,762	294,153
Buildings, improvements, technical and other equipment, net of accumulated depreciation	35,986	37,606
Goodwill	92,123	105,528
Amortized Intangible assets, net of accumulated amortization	5,848	6,082
Program rights inventory, non-current	71,705	71,982
Deferred financing cost, net of accumulated amortization	7,753	6,395
Investments in and advances to unconsolidated subsidiaries	189,227	143,664
Investments in equity securities	13,986	—
Notes receivable	1,982	870
Other assets	1,261	1,231

Total assets	€702,633	€667,511

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€27,216	€32,903
Accrued expenses	60,118	54,453
Program rights payable, current	66,935	68,185
Notes payable, current	1,925	1,355
Current portion of long-term debt	4,099	6,711
Deferred income, current	19,661	13,668

Total current liabilities	179,954	177,275
Program rights payable, non-current	21,937	31,187
7% convertible subordinated notes due 2004	84,260	66,749
12% senior notes due 2008	135,000	135,000
Other long-term debt	19,939	22,232
Deferred income, non-current	2,004	2,446
Other non-current liabilities	7,953	10,801
Minority interest	17,953	23,115
Shareholders' equity:
Common shares (authorized 75,000,000; issued 28,623,120 (28,351,531 in 2001) at par value €2.00)	56,703	57,246
Additional paid-in capital	616,845	617,214
Accumulated deficit	(439,295)	(475,019)
Unearned compensation	(828)	—
Treasury shares at cost (18,234 Common Shares)	(502)	(502)
Accumulated other comprehensive income (loss)	710	(233)

Total shareholders' equity	233,633	198,706

Total liabilities and shareholders' equity	€702,633	€667,511

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

(in thousands of euro, except share data)

	Year ended December 31,
	2000	2001	2002
Net revenue	€462,104	€479,853	€510,854
Operating expenses:
Station operating expenses	332,812	352,668	365,963
Selling, general and administrative expenses	91,292	89,694	94,190
Corporate expenses	13,581	16,567	14,515
Non-cash compensation	700	3,006	1,559
Depreciation	11,503	15,762	15,520
Amortization	13,606	15,848	7,392
Restructuring expenses	—	12,560	—
Non-recurring expenses	2,268	4,373	—

Total operating expenses	465,762	510,478	499,139

Operating (loss) income	(3,658)	(30,625)	11,715
Equity in loss from unconsolidated subsidiaries	(24,536)	(25,749)	(33,232)
Interest income	9,206	5,773	1,656
Interest expense	(16,702)	(24,331)	(26,831)
Foreign exchange (loss) gain	(12,105)	5,243	20,491
Investment loss	(33,351)	(43,565)	(2,957)
Gain (loss) on extinguishments of debt	—	(3,249)	1,335
Other expense, net	(16,362)	(3,760)	(2,601)

Loss before income taxes and minority interest	(97,508)	(120,263)	(30,424)
Income taxes	(1,139)	(185)	(666)

Loss before minority interest	(98,647)	(120,448)	(31,090)
Minority interest in (income) losses, net	(631)	6,618	(4,634)

Net loss	€(99,278)	€(113,830)	€(35,724)

Net loss per Common Share (basic and diluted)	€(3.81)	€(4.08)	€(1.25)

Weighted average Common Shares (thousands)	26,065	27,880	28,492

Net loss	€(99,278)	€(113,830)	€(35,724)
Currency translation adjustment	13,058	6,460	(943)
Unrealized holding (losses) gains during period	(2,875)	2,833	—
Less: Reclassification adjustment for losses included in net loss	(437)	—	—

Comprehensive net loss	€(89,532)	€(104,537)	€(36,667)

SBS BROADCASTING SA

CONSOLIDATED SHAREHOLDER'S EQUITY

(in thousands of euro, except share data)

	Common shares	Additional paid-in capital	Accumulated deficit	Unearned compensation	Treasury shares	Accumulated other comprehensive income (loss)	Total
Balance at January 1, 2000	€29,838	€377,431	€(226,187)	€(1,757)	€(322)	€(18,766)	€160,237
Exercise of stock options as to 270,500 Common shares	456	4,712	—	—	—	—	5,168
Issuance of 100,000 Common Shares as share compensation	149	—	—	(149)	—	—	—
Issuance of 3,000,000 Common Shares to UPC	4,596	159,581	—	—	—	—	164,177
Issuance of 666,666 Common Shares in connection with investment in TVN	1,082	33,653	—	—	—	—	34,735
Issuance of 543,500 Common Shares in exchange for call options to 22.5% of TV2 shares	882	23,826	—	—	—	—	24,708
Re-issuance of 14,794 treasury shares	—	(233)	—	—	256	—	23
Issuance of 48,000 shares of restricted stock	—	2,348	—	(1,655)	—		693
Currency translation adjustment	—	—	—	—	—	13,058	13,058
Change in unrecognised loss on available-for-sale investments	—	—	—	—	—	(2,875)	(2,875)
Net loss	—	—	(99,278)	—	—		(99,278)

Balance at December 31, 2000	€37,003	€601,319	€(325,465)	€(3,561)	€(67)	€(8,583)	€300,646
Issuance of 866,013 Common Shares in connection with TV10 acquisition	1,356	26,171	—	—	—	—	27,527
Issuance of 181,818 Common Shares in connection with investment in Zenimax	293	4,765	—	—	—	—	5,058
Exercise of stock options as to 85,000 Common Shares	137	1,158	—	—	—	—	1,295
Issuance of 108,082 Common Shares in connection with investment in ATV	191	1,714	—	—	—	—	1,905
Purchase of 29,000 treasury shares			—	—	(834)	—	(834)
Change of par value of Common Shares to €2.00	17,723	(17,723)	—	—	—	—	—
Re-issuance of 14,334 treasury shares	—	(399)	—	—	399	—	—
Forfeiture of 3,333 shares of restricted stock	—	(160)	—	160	—	—	—
Amortization of unearned compensation	—	—	—	2,573	—	—	2,573
Currency translation adjustment	—	—	—	—	—	6,460	6,460
Change in unrecognised loss on available-for-sale investments	—	—	—	—	—	2,833	2,833
Net loss	—	—	(113,830)	—	—		(113,830)

Balance at December 31, 2001	€56,703	€616,845	€(439,295)	€(828)	€(502)	€710	€233,633
Exercise of stock options as to 234,865 Common Shares	470	(90)	—	—	—	—	380
Issuance of 36,724 Common Shares in exchange for 300,068 stock options	73	459	—	—	—	—	532
Amortization of unearned compensation	—	—	—	828	—	—	828
Currency translation adjustment	—	—	—	—	—	(943)	(943)
Net loss	—	—	(35,724)	—	—	—	(35,724)

Balance at December 31, 2002	€57,246	€617,214	€(475,019)	€—	€(502)	€(233)	€198,706

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of euro)

	Year ended December 31,
	2000	2001	2002
Cash flows from operating activities:
Net loss	€(99,278)	€(113,830)	€(35,724)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Revenue recorded in exchange for equity investments	(13,142)	(20,277)	(7,376)
Non-cash compensation	700	3,006	1,559
Depreciation and amortization	25,109	31,610	22,912
Equity in loss from unconsolidated subsidiaries	24,536	25,749	33,232
Non-cash interest expense	1,485	1,646	2,235
Foreign exchange (gain) loss on long-term debt	9,058	(3,127)	(13,124)
Investment losses	33,114	43,565	2,854
Loss (gain) on extinguishments of debt	—	3,249	(1,335)
Other non-cash expenses (income).	13,134	9,172	(655)
Minority interest in income (losses)	631	(6,618)	4,634
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(3,516)	(10,159)	(3,879)
Accounts receivable, affiliates	(19,888)	2,809	18
Program rights inventory, net	(8,453)	(20,144)	206
Other current assets	(17,343)	19,203	12,083
Other non-current assets	10,680	16,140	(206)
Accounts payable and accrued expenses	17,301	3,558	(2,905)
Deferred income	(5,158)	(619)	(1,752)
Other liabilities	(8,679)	4,748	(1,318)

Cash (used in) provided by operating activities	(39,709)	(10,319)	11,459

Cash flows from investing activities:
Purchases of available-for-sale investments	(29,404)	(1,893)	—
Sales and maturities of available-for-sale investments	42,319	—	—
Proceeds from sale of fixed assets	—	—	3,672
Capital expenditure	(36,882)	(19,160)	(25,151)
Net proceeds from sales of equity interests	—	—	17,511
Payment for purchase of acquired businesses, net of cash acquired	(168,125)	(8,429)	(10,828)

Cash used in investing activities	(192,092)	(29,482)	(14,796)

Cash flows from financing activities:
Net change in short-term borrowings	(6,984)	1,901	(2,036)
Proceeds from issuance of Common Shares	169,368	1,295	380
Proceeds from issuance of notes and debentures	81,238	129,859	11,800
Capital contribution from minority shareholders	1,850	757	—
Net change in restricted cash and cash in escrow	370	(2,188)	1,870
Purchases of treasury shares	—	(834)	—
Payment of long-term debt	(10,093)	(104,371)	(10,757)
Payment of capital lease obligation	(923)	(727)	(669)

Cash provided by financing activities	234,826	25,692	588

Effect of exchange rate changes on cash and cash equivalents	14,946	(969)	(604)
Net change in cash and cash equivalents	17,971	(15,078)	(3,353)
Cash and cash equivalents, beginning of period	67,500	85,471	70,393

Cash and cash equivalents, end of period	€85,471	€70,393	€67,040

Cash paid for interest	€13,265	€30,061	€24,595

Cash paid for income taxes	€301	€892	€329

Non-cash investing and financing activities:

2000

        Non-cash purchases of an additional 22.5% economic interest in TV2 in Hungary were recorded at €24,708.

        The issuance of 666,666 Common Shares and 100,000 Common Shares Warrants as consideration for a 33% interest in TVN in Poland amounted to €34,735.

        Non-cash purchases of New Media assets totaled €28,790.

        The company entered into a capital lease for technical equipment recorded at €1,957.

2001

        The Company acquired TV10 LLC through the issuance of 866,013 shares valued at €27,527.

        The Company acquired 664,780 shares of convertible preferred stock in Zenimax Media Inc through the issuance of 181,818 shares valued at €5,058.

        The Company acquired a 20% interest in ATV in part through the issuance of 108,082 shares valued at €1,905.

2002

        The Company received 87 convertible redeemable preferred shares in Lions Gate Entertainment Corp. valued at €238 in lieu of a cash dividend.

SBS BROADCASTING SA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of euro, except share data)

1.    Organization, Basis of Presentation, and Summary of Significant Accounting Policies

  Organization and basis of presentation

        SBS Broadcasting S.A. (the "Company" or "SBS") was formed in Luxembourg in 1989 and commenced operations in 1990. The Company was organized to acquire and operate commercial television stations in Scandinavia and other areas in Europe, and has expanded its operations to include commercial radio stations. The consolidated financial statements include the accounts of the Company and its subsidiaries in which it has management control in Sweden, Denmark, Norway, Finland, Flemish Belgium, the Netherlands, Hungary, Greece, the United Kingdom and Luxembourg. All intercompany transactions and balances have been eliminated. The Company's consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States.

  Reporting currency

        Effective January 1, 2002, the Company prepares its consolidated financial statements in euro. Prior to January 1, 2002, the Company reported in U.S. dollars. All prior period financial statements have been restated in euro using historical exchange rates. The presentation of the consolidated financial statements in euro depict the same trends in operating income as would have been presented if the Company had continued to report in U.S. dollars. Under Luxembourg law, the Company has elected to file its statutory financial statements and to pay dividends in euro.

  Foreign currencies

        The functional currency of the Company's subsidiaries and its equity investees is the local currency of the country in which the subsidiaries and investees conduct their operations. Balance sheet accounts are translated from the local currencies into euro at the year-end exchange rate and items in the statements of operations are translated at the average exchange rate for the year. Resulting translation adjustments are charged or credited to other comprehensive income (loss). Translation adjustments arising from intercompany financing of a long-term investment nature are accounted for similarly.

        Assets and liabilities denominated in a currency other than the functional currency of the entity are recognized in net income (loss) in the period in which exchange rate changes occur, in accordance with the requirements of Statement of Financial Accounting Standards No. 52, Foreign Currency Translation.

  Forward exchange contracts

        The Company and its subsidiaries use forward exchange contracts to hedge a portion of their U.S. dollar denominated programming rights contracts to manage the effect of exchange rate fluctuations on their U.S. dollar denominated obligations. Forward-exchange contracts are entered into for hedging of firm commitments only, and are set up to coincide with firm commitments. The Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS 133") on January 1, 2001. The forward contracts are accounted for as a fair value hedge under FAS 133, all derivatives are recorded on the balance sheet at fair value and marked-to-market at each reporting period. As the Company's derivatives are designated as fair value hedges, the gain or loss on the mark-to-market adjustment of the derivatives is recorded directly in earnings and included in station operating expenses. The fair value is based on prevailing exchange rates.

        No fair value hedges were derecognized or discontinued during 2002 or 2001 and hedge ineffectiveness, determined in accordance with FAS 133, had no impact on earnings. The Company and its subsidiaries do not invest in derivatives for trading or speculative purposes. The notional value of the Company's foreign exchange contracts amounted to €41,466 and €40,100 at December 31, 2001 and 2002, respectively. The Company is exposed to credit-related losses if counterparties to financial instruments fail to perform their obligations. However, the Company does not expect any counterparties, which presently have high credit ratings, to fail to meet their obligations.

  Start-up Costs

        Start up costs are expensed as incurred.

  Risks and uncertainties

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The Company provides advertising air-time to national, regional and local advertisers within the geographic areas in which the Company operates. Credit is extended based on an evaluation of the customer's financial condition, and generally advance payment is not required. Anticipated credit losses are provided for in the consolidated financial statements and consistently have been within management's expectations.

        The Company's consolidated broadcasting operations generate revenues primarily in Norwegian kroner (NOK), Swedish kronor (SEK), Danish kroner (DKK), Hungarian forint (HUF) and euro (€) and incur substantial operating expenses in these and other currencies. The Company also incurs substantial operating expenses for programming in U.S. dollars ($) and other foreign currencies. Fluctuations in the value of foreign currencies may cause euro-translated amounts to change in comparison with previous periods.

  Cash and cash equivalents

        Cash and cash equivalents represent cash and short-term deposits with maturities of less than three months at the time of purchase.

  Investments

        The Company accounts for investments in 20%-50% owned subsidiaries under the equity method of accounting unless management control is maintained by the Company in which case the investment is consolidated in the financial statements. Under the equity method, the Company records its proportionate share of the investee's income or losses as determined under generally accepted accounting principles in the United States. Investments in which the Company owns less than 20% are accounted for either as available-for-sale or at cost. Those investments with readily determinable market values are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No.115, Accounting for Certain Investments in Debt and Equity Securities("FAS 115") and have been designated by management as available-for-sale. Accordingly, the investments are recorded at the fair value with any unrealized gain or loss recorded as a component of other comprehensive income (loss). As of December 31, 2001 and 2002, the carrying value of available-for-sale investments was €13,201 and €9,789, which equaled the fair value. All of these investments were comprised of equity securities.

        Investments without readily determinable fair market values are valued at cost. As of December 31, 2001 and 2002, the carrying value of the investments accounted for at cost was €785 and €619, respectively.

        For all of the Company's investments, an impairment loss is recognized when an other-than-temporary decline is incurred. The Company recorded impairment losses of €33,351, €42,523, and €32,865 during 2000, 2001, and 2002. See Note 2 for details on losses recorded.

        Investments are classified as short-term or long-term based on their availability for funding current operations, as determined by management.

  Program rights

        Program rights and the related liabilities are recorded at their gross value when the license period begins and the programs are available for use. These rights are either expensed when the program is aired or amortized on an accelerated basis when the Company is entitled to more than one airing. Program rights are classified as current or non-current based on anticipated usage in the following year. The related program rights liability is classified as current or non-current based on the payment terms of the related license agreements.

  Buildings, improvements, technical and other equipment

        Buildings, improvements, technical and other equipment are carried at cost less accumulated depreciation. Buildings are depreciated on a straight-line basis over a period of up to 50 years. Technical and other equipment is depreciated on a straight-line basis over its expected useful life at rates varying between 20% and 33% per annum. Leasehold improvements are amortized over the shorter of their expected lives or the non-cancelable term of the lease. Maintenance and repairs, which do not improve or extend the lives of the respective assets are expensed as incurred.

  Goodwill and indefinite-lived intangible assets

        Goodwill represents the excess of the cost of acquired businesses over the fair values assigned to assets and liabilities acquired. The Company has no other indefinite-lived intangible assets. The Company adopted Statement of Financial Accounting Standards No.142, Goodwill and Other Intangible Assets ("FAS 142"), effective January 1, 2002. Prior to the adoption of FAS 142, the Company amortized goodwill, including goodwill related to equity method investments, over a period of 20 years. Upon the adoption of FAS 142, the Company no longer amortizes goodwill but instead tests it for impairment annually.

        The Company has tested goodwill for impairment using the two-step process prescribed in FAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company performed its impairment tests upon adoption and during the fourth quarter of 2002.

        The Company has assigned all of its goodwill to its reporting units as determined under FAS 142. The Company estimated the fair value of each operating segment based on valuations of comparable public companies within the European broadcasting industry. For all operating segments, the fair value exceeded the net book value and therefore no impairment was indicated for 2002.

The non-amortization provisions of FAS 142 have been applied prospectively from the date of adoption. Supplemental comparative disclosure, as if the non-amortization provisions of FAS 142 had been retroactively applied, is as follows:

	Year ended December 31,
	2000	2001	2002
Reported net loss	€(99,278)	€(113,830)	€(35,724)
Add back:
Goodwill amortization	5,482	6,227	—
Goodwill amortization included in equity in income of unconsolidated subsidiaries	9,784	10,063	—

Adjusted net loss	€(84,012)	€(97,540)	€(35,724)

Reported basic and diluted net loss per share	€(3.81)	€(4.08)	€(1.25)
Goodwill amortization	0.59	0.58	—

Adjusted basic and diluted net loss per share	€(3.22)	€(3.50)	€(1.25)

  Amortizable intangible assets

        Broadcasting licenses and other amortizable intangible assets are carried at cost and amortized on a straight-line basis over the terms of the licenses.

        The Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets ("FAS 144"), on January 1, 2002. FAS 144 addresses the impairment or disposal of long-lived assets and supercedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived assets to be disposed of. Long-lived assets, other than goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. No impairment has been recorded for any long-lived assets in 2000, 2001, and 2002 except as included as part of the restructuring provision in 2001 as described in Note 10.

  Revenue recognition

        The Company recognizes revenue for advertising time sold in the period in which the advertisement airs and for the sale of air-time (use of transmission capability) in the period in which it is provided. Revenues are recognized net of any rebates, discounts, or commissions provided to advertisers or advertising agents. Revenues, in particular barter revenues, for which the Company receives the asset or the service before providing the air-time, are accounted for as deferred revenue and recognized when the related advertising is broadcast.

  Barter transactions

        Barter transactions represent the exchange of commercial air-time for programming, merchandise, services or equity investments. The transactions are recorded at the fair market value of the asset received or service rendered. Barter revenues are recognized when the related advertising is broadcast and expenses are recognized when the assets or services are consumed or utilized. Barter revenues recorded in exchange for equity investments for the years ended December 31, 2000, 2001 and 2002 were €13,142, €20,277 and €7,376, respectively.

        Other barter revenues for the years ended December 31, 2000, 2001 and 2002 were €13,455, €13,200 and €11,128, respectively. Comparable amounts are recorded as expenses, subject to timing differences.

  Advertising

        Advertising costs are expensed as incurred. Advertising expense totaled €15,481, €12,214 and €10,975 in 2000, 2001 and 2002, respectively.

  Income taxes

        The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are determined based upon the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to be recovered. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amounts expected to be realized.

  Net loss per share

        Basic and diluted net loss per share is based on net loss for the relevant period, divided by the weighted average number of Common Shares outstanding during the period. Diluted net loss per share gives effect to all potential dilutive Common Shares outstanding during the period such as stock options, warrants, restricted stock, convertible debt, and contingently issuable shares. Diluted net loss per share has not been presented separately as, due to the Company's net loss position in all periods presented, it is anti-dilutive.

  Stock -based compensation

        The Company has elected to account for stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees ("ABP 25") and related Interpretations. As the exercise price of the stock options were awarded at or above the fair market value on the date of grant, no compensation expense has been recorded except for the vesting of restricted stock awards and modifications to outstanding stock option awards that are included as non-cash compensation. The Company recorded non-cash compensation expense of €731 during 2002 for the exchange of 300,068 stock options for 36,724 Common Shares.

        The following table illustrates the impact to net loss and net loss per Share if the Company accounted for its stock options granted to employees using the fair value method under Statement of Financial

Accounting Standards No. 123 Accounting for Stock-based Compensation ("FAS 123"). The Company's pro forma information follows:

	2000	2001	2002
Net loss, as reported	€(99,278)	€(113,830)	€(35,724)
Add: Stock-based compensation expense included in reported net loss	700	3,006	1,559
Deduct: Total stock-based compensation expense determined using the fair value method	(10,243)	(24,114)	(18,335)

Pro forma net loss	€(108,821)	€(134,938)	€(52,500)

Basic and diluted net loss per Share, as reported	€(3.81)	€(4.08)	€(1.25)
Pro forma basic and diluted net loss per Share	€(4.18)	€(4.84)	€(1.84)

  Impact of recently issued accounting standards

        In April 2002, the Financial Accounting Standards Board ("FASB")issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("FAS 145"), which rescinds the classification of gain (loss) on extinguishments of debt as extraordinary items unless they are unusual and infrequent. The Company adopted FAS 145 during 2002 and as a result the prior year extraordinary loss related to a debt extinguishment has been reclassified to continuing operations in the caption "Gain (loss) on extinguishments of debt". See Note 7 for details on amounts reclassified.

        In June 2002 the FASB, issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). FAS 146 states that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over a period of time. FAS 146 is effective for exit or disposal activities initiated after December 31, 2002 and does not impact prior restructuring activities. The Company adopted FAS 146 on January 1, 2003 and there was no current impact on our financial position or results of operations.

        In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of FAS No. 5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 are effective for financial statements of periods that end after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. FIN 45 does not currently have any impact on the Company's consolidated results of operations or financial position. The Company has provided the disclosures required under FIN 45 in Note 17.

        In December 2002, FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure ("FAS 148"). FAS. 148 amends FAS 123, Accounting for Stock-Based Compensation. FAS 148 requires accounting policy note disclosures to provide the method of stock option accounting for each year presented in the financial statements. FAS 148 also amends transition provisions for companies that elect to adopt FAS 123. The Company has provided the disclosures required under FAS 148.

  Reclassifications

        Certain reclassifications have been made to conform to the current year presentation.

2.    Acquisitions, Dispositions and Start-up Operations

        The Company has recorded all of its acquisitions under the purchase method of accounting, and accordingly the results of operations are included in the consolidated statements of operations from the closing date of the individual acquisition. All business combinations consummated after July 1, 2001 have been accounted for under Statement of Financial Accounting Standards No. 141, Business Combinations ("FAS 141").

  Norway

        In May 1997, SBS, TVNorge and TV2 entered into cooperation, program and guarantee agreements (the "Cooperation Agreement"), under which TV2 assumed the ultimate responsibility of programming TVNorge. Under the Cooperation Agreement TV2 was required to compensate TVNorge if TVNorge's gross rating points fell short of certain agreed levels.

        In December 1999, the Company, TVNorge and TV2 agreed to terminate the Cooperation Agreement and from January 1, 2000, TVNorge regained full control and authority of its own programming, scheduling and promotion. As settlement under the terminated Cooperation Agreement, TV2 has paid TVNorge NOK 335,000 (€40,800) in cash over the two-year period ended December 31, 2000, and agreed to compensate TVNorge NOK 30,000 (€3,786) in free airtime on TV2 over a three-year period which expired December 31, 2002. TV2 received NOK 10,000 (€1,230) from the Company in 2000, in settlement of the program agreement pursuant to which TV2 had the ongoing right to acquire programming from the TVNorge program libraries on favorable terms. Also, in 2000, NOK 130,318 (€16,068) was recorded as revenue and NOK 5,190 (€640) was recorded as interest income, in relation to the settlement of the terminated Cooperation Agreement.

  The Netherlands

        The Company acquired, effective August 1, 1999, 51% of Publimusic B.V., a Dutch corporation which owns and operates radio Noordzee FM, a national Dutch radio station, from Strengholt B.V. Consideration for the 51% interest consisted of $2,000 (€1,869) in cash that was paid upon the signing of the agreement and a commitment to provide $5,000 (€4,673) of television advertising time to radio Noordzee over a three-year period, which expired December 31, 2002. An additional cash consideration of $500 (€588) was paid in 2001 as an earn-out payable on the operating performance of the station in 2000. On June 1, 2001, the Company established a wholly owned Dutch company, SBS radio B.V., to hold the Company's 51% interest in

Publimusic B.V. On September 7, 2001, we sold a 30% interest in that company to De Telegraaf, which is also the owner of 30% of our television operations in the Netherlands, for $1,400 (€1,564) equivalent to 30% of our net investment in the station.

        On October 22, 2002, we sold our interest in Publimusic to Talpa Management B.V. ("Talpa") as part of a transaction involving the sale of 100% of Publimusic to Talpa. The cash consideration received was €10,210, of which the Company's share was approximately €7,100. As part of the transaction, Publimusic will be entitled to receive €1,815 at fair value in advertising time on SBS6, NET5 and V8, which must be used before December 31, 2004, subject to availability. In addition, the purchaser may be able to recover up to approximately 31% of the cash consideration in the transaction from the sellers under certain circumstances related to the granting of radio broadcasting licenses in The Netherlands. The Company has recorded a deferred gain of €2,939 that will be recognized as the contingency lapses.

        On April 12, 2001, the Company's Dutch operations acquired in consideration of 866,013 Common Shares, valued at €27,527, a 50% interest in TV10 LLC, the parent of TV 10 B.V. in The Netherlands from News Corp. Fox Kids Europe Channels B.V. ("Fox Kids") owns the other 50%. Under the license held by TV 10 B.V., the Company operates V8, a 70% owned national satellite-to-cable television station. At the time of the acquisition, and for most of 2001, the Company was pursuing a sale of a majority interest in V8 and accordingly control over the station was considered to be temporary. The Company therefore applied the equity method of accounting to this investment. During the fourth quarter of 2001, the Company determined that a sale of an interest in V8 was not economically feasible, and accordingly the result of operations of V8 has been included on a consolidated basis from October 1, 2001. Accordingly, V8 is included in the Statement of Financial Position at December 31, 2001. In connection with this transaction the Company's Dutch operations received from De Telegraaf a loan of $4,350 (€4,915), which was repaid in full during 2002.

        The following table presents the pro forma 2001 results of operations as if the Company has consolidated its interest in V8 from the date of acquisition.

Year ended December 31, 2001
Net revenues	€486,274
Total operating expenses	525,548

Operating loss	(39,274)
Equity in loss of unconsolidated subsidiaries	(17,164)
Net loss	€(113,830)

  Hungary

        In October 1997, TV2, the first commercial television station in Hungary, was launched. TV2 was owned 49.0% by the Company, 38.5% by MTM and 12.5% by Tele-München. The capital requirements of TV2 during its start-up phase have been funded through equity contributions and interim loans by its shareholders and by approximately $27,500 of project financing from three institutions, led by the European Bank for Reconstruction and Development ("EBRD"). The financing was secured by liens on the assets of TV2 and by the pledge of all of the outstanding shares of TV2. The Company consolidated the financial position and results of operations of TV2 for all periods presented based on the Company's effective control of TV2's operations and its ability to direct the ownership of TV2's remaining voting interest.

        In August 2000, in consideration of the issuance of 543,000 Common Shares valued at €24,708, the Company indirectly acquired an additional 22.5% economic interest in TV2 in Hungary from its partners, MTM and Tele-München, thereby increasing the Company's economic interest in TV2 to 84.0%. The Company's voting interest remains at 49.0%, the maximum currently allowable under Hungarian broadcast law. The Company recorded goodwill of €26,829 related to this transaction.

        On September 25, 2001, TV2 executed amendments to the EBRD loan and repaid $13,562 (€14,780) of the facilities, financed in part through a €12,000 loan from the Company. As of December 31, 2002, €8,293 remains outstanding under the amended EBRD loan. In order to comply with the indenture relating to our 12% Senior Notes due 2008, the amended EBRD loan does not include restrictions on the ability of TV2 to pay dividends to the Company or make payments to the Company via management contracts or loans to shareholders. In addition, EBRD agreed that the shareholder loans owed by TV2 to the Company need no longer be subordinated to TV2's other obligations and that the Project Funds Agreement, pursuant to which the Company had agreed to fund TV2 under certain circumstances, could be terminated. In connection with these agreements, the Company has executed guarantees of TV2's obligations to EBRD under the amended EBRD loan. TV2 has executed an agreement to indemnify the Company for any amounts paid by the Company under these guarantees.

        On February 21, 2000, the Company acquired all of CME's Hungarian broadcasting assets, (TV3) including programming inventories, real estate, and related tangible and intangible assets in Hungary (collectively, the "Hungarian Assets") for a total consideration of €16,868. The Company simultaneously agreed to sell a one-half interest in the Hungarian Assets to CLT-UFA for €9,000.

        On May 14, 2002 the Company acquired 100% of MTM Produkcio Kft. ("MTM Productions"), a Hungarian television production company that produces programming for TV2. As part of this transaction, the Company acquired, for $225 (€241), Concorde Media Beteiligungs GmbH's ownership interest in MTM Productions. In addition, the Company acquired Ferenc Tolvaly and Robert Prokopp's ownership interest in MTM Productions for an aggregate purchase price of $2,841 (€2,893). As part of the acquisition the Company acquired assets of HUF 1.4 billion (€5,550) and assumed liabilities of HUF 1.6 billion (€6,511). The Company recorded a goodwill of €4,327 on this acquisition.

        At the same time, on May 14, 2002, as part of an overall re-organization of TV2, the Company entered into an agreement with Albene Befektetesi Kft. to be renamed MTM-TV2 Kft. ("Albene"), MTM, and local management. Albene is a subsidiary of MTM, which in turn is a company controlled by local management. Pursuant to this agreement, the Company made an initial payment of $3,300 (€3,534) to Albene, with the ability to make a further payment of $5,000 (€5,518), towards the purchase of Albene's 16% interest in TV2. The Company recorded goodwill of €3,534 on this transaction. Our present intention is to assign this agreement, in whole or in part, to a Hungarian partner, as the Hungarian Media laws prohibit us from holding more than 49% of the voting rights in TV2 and require that a Hungarian person or legal entity owns at least 26% of the voting rights in a Hungarian company.

  Greece

        Effective March 1, 2000, the Company acquired a 70% interest in a company that owns and operates Lampsi FM, a radio station located in Athens, Greece. The purchase price was 2.3 billion Greek Drachmas (€6,750), of which 60% was paid at closing and the remaining 40%, which was payable only if Lampsi FM was granted a broadcasting license. On March 27, 2001, the Greek Ministry ordered Lampsi FM, to suspend their operations, on the grounds that their continued operations would interfere with the communications of the Greek civil aviation authority. As Lampsi FM was unable to broadcast, the goodwill recorded on the acquisition, €4,373, was written off in 2001. In March 2002, Lampsi FM was granted a broadcasting license, and accordingly the Company paid the remaining 40% of the purchase price of €2,972, which was recorded as goodwill.

  Romania

        On March 9, 2000, the Company exercised its option to acquire, for a nominal amount, 86% of the shares of Amerom television Ltd ("Amerom"), which owns 100% of Amerom television S.r.l., the owner and operator of prima TV in Romania. The Company acquired its option in conjunction with a 1998 loan agreement and capital commitment arrangement for prima TV. The Company also agreed to acquire $29,700 principal amount of outstanding Ameron promissory notes from the Romanian Asset Resolution Agency for cash payments of approximately $6,900 (€7,187). On July 18, 2001, the Company completed the issuance, for $6,000 (€6,952), of new shares representing 53.5% of Romanian Broadcasting Corporation Limited ("RBC"), a newly formed SBS subsidiary that holds an 86% interest in Amerom, to Romanian Investment and Development S.r.l. ("RID"), a company controlled by the General Manager of prima TV. The Company recorded a loss of €1,043 on the transaction. The Company continues to own 46.5% of RBC and accounts for the investment under the equity method of accounting. Substantially all of the $6,000 investment in RBC has been used to fund the operating requirements of prima TV for 2001 and 2002. For three calendar years after the third anniversary of closing the transaction, the Company has a call option to increase its RBC ownership to 75% and RID has a put option to cause the Company to increase its RBC ownership up to 75%. The call and put options are exercisable at a price equal to a multiple of eight times the average annual EBITDA of RBC during the two-year period beginning January 1 of the year prior to the year in which the option is exercised.

  Austria

        On November 5, 2001, the Company completed the acquisition of a 20% shareholding in ATV Privat-TV Services AG ("ATV"), an Austrian satellite-to-cable television station, for total consideration of ATS 47,190 (€3,429) of cash and 108,082 of Common Shares valued at €1,905. The consideration included the Company's share of ATV's funding requirements for 2001. The Company accounts for this investment under the equity method of accounting. The Company's share of the ATV losses were €682 and €2,972 for the years ended December 31, 2001 and 2002, respectively. As ATV continues to make operating losses, the Company determined that the investment was impaired, and recorded an impairment loss of €2,122 in 2002 to write-off the remaining carrying amount of our investment.

        Summarized below are significant elements of ATV's financial position and results of operations:

	December 31, 2001	December 31, 2002
Net revenue	€2,378	€1,539
Operating income	(19,699)	(14,862)
Net income	(19,874)	(14,858)

Current assets	€6,416	€2,997
Non-current assets	1,700	897

Total assets	€8,116	€3,894

Current liabilities	€12,200	€12,450
Non-current liabilities	1,252	5,387
Shareholders' equity	(5,336)	(13,943)

Total liabilities and shareholders' equity	€8,116	€3,894

  Poland

        On July 26, 2000 the Company acquired from ITI a 33% interest in TVN, Poland's second largest private television station, in exchange for a consideration consisting of 666,666 of Common Shares valued at €34,735, the surrender to ITI of a $40,000 principal amount Note, valued at $37,500 (€39,936), which the Company acquired from CME, and $91,600 (€97,550) in cash. The Company also issued 100,000 common stock warrants for $60.00 per share to certain ITI executives. In connection with this agreement, the Company currently indemnifies ITI against the Company's pro rata share of any payments made by ITI pursuant to guarantees provided by them on behalf of TVN to certain bank lenders and program suppliers. At December 31, 2002, the Company's maximum exposure in connection with such indemnity was €21,740. The Company accounts for this investment under the equity method of accounting, and it has recorded income, excluding the impact of goodwill amortization, of €890, €2,588 and €6,923 in the years ended December 31, 2000, 2001 and 2002, respectively. On December 23, 2002 the Company sold a 2.6% equity interest in TVN to ITI for a cash consideration of $11,000 (€10,489) realizing a loss of €5,762. In connection with the sale, the Company granted ITI an option to purchase all of its remaining 30.4% equity interest in TVN for the greater of our pro rata share of (i) twelve times TVN's average EBITDA for 2002 and 2003 less TVN's net debt, or (ii) twelve times TVN's 2003 EBITDA less net debt, with a minimum cash consideration of $130,000. The call option is exercisable until December 31, 2003. Based on the loss on the sale and the terms of the option agreement the Company determined that an other-than-temporary impairment had been incurred on the carrying value of the investment, and we recorded a €27,093 impairment charge in 2002.

        The following table presents the pro forma 2000 result of operations as if the Company had acquired 33% of TVN on January 1, 2000. This pro forma result does not purport to be indicative of what would have occurred had the acquisition been made at January 1, 2000, or of results which may occur in the future.

Years ended December 31, 2000
Net sales	€462,104
Equity in loss of unconsolidated subsidiaries	(26,365)

Net loss	€(104,553)

Net loss per Common Share	€(3.95)

Weighted average shares outstanding	26,443

        Summarized below are significant elements of TVN's financial position and results of operations:

	December 31, 2000	December 31, 2001	December 31, 2002
Net revenue	€108,428	€127,371	€144,093
Operating income	13,564	12,330	32,773
Net income	12,740	7,831	16,257

Current assets	€40,821	€51,715	€56,108
Non-current assets	43,744	40,441	40,654

Total assets	€84,565	€92,156	96,762

Current liabilities	€36,725	€40,465	€30,074
Non-current liabilities	61,679	58,679	57,158
Shareholders' equity	(13,839)	(6,988)	9,530

Total liabilities and shareholders' equity	€84,565	€92,156	€96,762

  Italy

        Through August 1, 2000, the Company had invested a total of €13,997 in HOT Italia. On such date, the Company agreed to exchange its entire interest in HOT Italia for a minority interest in a home shopping venture in the Benelux countries and France that is operated by H.O.T. Network AG, the management and holding company for the group of H.O.T. teleshopping stations in Europe. In connection with this share exchange the Company realized a loss of €12,846, included in other expense.

        In 1996 the Company entered into loan and acquisition agreements with the owners of FINELCO, which owned and operated RETE 105, a national radio network in Italy. The prospective sellers under such agreements refused to consummate the transactions contemplated thereby, and accordingly the Company commenced proceedings in Italy seeking to enforce such agreements. At December 31, 2000, the Company had advanced $7,336 (€7,884) against the purchase price, and incurred additional capitalized expenses of $1,526 (€1,640). In October 2001, the Company received a total of €12,500 as final settlement of all advanced amounts plus interest and cost incurred. A gain of €1,524 was recorded on the settlement.

  Switzerland

        In September 1999, the Company and Tamedia, launched TV3, a national channel targeted at the German speaking community of Switzerland. During 1999 and 2000 the operations of TV3 were funded equally by Tamedia and the Company. During 2001 the operations of TV3 were funded solely by Tamedia and in November 2001 the Company sold its interest in TV3 to Tamedia for a nominal consideration. The Company has recorded equity losses of €18,994 and €6,092 in 2000 and 2001, respectively.

  Other

        In October 2000, the Company acquired a 12.5% shareholding in ZeniMax Media Inc. ("ZeniMax") in consideration of (i) the payment of $10,000 (€11,638) cash and (ii) the issuance of 181,818 Common Shares, valued at €5,058, in May 2001. In the fourth quarter of 2001, the Company wrote off its €16,696 investment in ZeniMax due to an other-than-temporary decline in its carrying value.

        In the period November 1999 to November 2000, the Company acquired equity stakes in a number of internet businesses in part for cash and in part for advertising time on the Company's radio and television stations. The total consideration for these acquisitions was approximately €60,000, of which approximately €19,000 was paid in cash. Due to the recession in the internet industry, the Company decided to divest these equity interests, and as a result hereof the Company recorded investment losses of €33,351 and €25,827 in the years ended December 31, 2000 and 2001, respectively, and investment gains of €330 in the year ended December 31, 2002.

3.    Buildings, Improvements, Technical and Other Equipment

        Buildings, Improvements, Technical and Other Equipment consisted of the following:

	December 31,
	2001	2002
Buildings	€11,691	€8,549
Improvements	5,547	7,282
Technical equipment	72,971	81,285
Furniture and other	6,127	6,126

	96,336	103,242
Less accumulated depreciation	(60,350)	(65,636)

	€35,986	€37,606

        Included in technical equipment are €3,004 and €4,687 of assets held under various capital leases as of December 31, 2001 and 2002, respectively. Accumulated depreciation of these assets at December 31, 2001 and 2002 amounted to €2,206 and €4,576, respectively.

4.    Goodwill and Other Intangible Assets

        Intangible assets comprised the following at December 31, 2001 and 2002, respectively:

	December 31, 2001			December 31, 2002
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Broadcasting licenses	€8,972	€(5,792)	€3,180	€9,818	€(6,491)	€3,327
Other amortizable intangible assets	6,621	(3,953)	2,668	7,739	(4,984)	2,755

Total	€15,593	€(9,745)	€5,848	€17,557	€(11,475)	€6,082

        The amortization expense for the years ended December 31, 2000, 2001 and 2002 were €8,124, €9,621 and €7,392, respectively. The weighted-average amortization period for broadcasting licenses and other amortizable intangible assets is 1 year and 3 years, respectively.

        The change in the net carrying amount of goodwill comprises:

Goodwill at January 1, 2002	€92,123
TV2 in Hungary	7,861
Lampsi	2,972
Other—mainly translation adjustments	2,572

Goodwill at December 31, 2002	€105,528

        Our television segment had goodwill of €75,280 and €85,105 at December 31, 2001 and 2002, respectively. Our radio segment had goodwill of €16,843 and €20,423 at December 31, 2001, and 2002, respectively.

5.    Investments in and advances to unconsolidated subsidiaries

        Investments in and advances to unconsolidated subsidiaries consisted of the following:

	December 31,
	2001	2002
30.4% (33% in 2001) investment in TVN in Poland (see note 2)	€173,437	€138,240
40% investment in prima TV in Romania (see note 2)	5,449	3,681
20% investment in ATV in Austria (see note 2)	5,064	—
0% (35% in 2001) investment in radio Noordzee (see Note 2)	3,104	—
Other investments in unconsolidated subsidiaries	2,173	1,743

	€189,227	€143,664

6.    Convertible Subordinated Notes due 2004

        In November 1997, the Company sold an aggregate of $75,000 in principal amount of 7% Convertible Subordinated Notes due on December 1, 2004, (the "1997 Notes"), raising net proceeds to the Company of approximately $72,300 after the deduction of fees and expenses of the offering paid by the Company. Interest on the 1997 Notes is payable semi-annually in June and December each year. Holders of the 1997 Notes are entitled to convert the 1997 Notes into Common Shares at a conversion price of $29.13 per Share. The 1997 Notes are redeemable, in whole or in part at the option of the Company, including accrued and unpaid interest to the date of redemption and a redemption premium. In November 2002, the Company acquired and redeemed $5,000 of the 1997 Notes and recorded a gain of €1,335 upon the extinguishment of the debt.

        The 1997 Notes are subordinated to all existing and future Senior Debt of the Company, as defined in the indenture. The indenture under which the 1997 Notes were issued does not restrict the incurrence of additional senior or other indebtedness by the Company.

        Upon a change of control, each holder of the 1997 Notes has the right to cause the Company to repurchase all of such holder's 1997 Notes at a price in each case equal to 100% of the principal amount of the 1997 Notes plus any accrued and unpaid interest to the date of repurchase. In addition, in the event of certain changes in tax laws and certain other limited circumstances requiring additional payments by the Company, the 1997 Notes are redeemable in whole, but not in part, at the option of the Company at any time. The redemption price under these circumstances is equal to the principal amount of the 1997 Notes plus any accrued and unpaid interest to the date of redemption.

        The fair value of the remaining $70,000 (€66,749) of the 1997 Notes at December 31, 2002 was approximately €58,250 based on public market trading.

7.    12% Senior Notes due 2008

        On June 15, 2001, the Company issued €135,000 of 12% Senior Notes due June 15, 2008. Interest on the notes is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2001. The notes will mature on June 15, 2008. On or after June 15, 2005 the notes are redeemable at the option of the Company at 106% of the principal amount in 2005, at 103% of the principal amount in 2006 and at par value in 2007 and thereafter. Before June 15, 2005, the Company may redeem all or part of the notes at the Make-Whole Price defined as the present value of the principal, premium and interest payments that would be payable if the note was redeemed on June 15, 2005, plus accrued and unpaid interest and additional interest, if any, to the redemption date. The Company may also redeem up to 35% of the notes on or prior to June 15, 2004 with the net proceeds of offerings of Common Shares at a redemption price set forth in the indenture. The notes are unsecured obligations, which rank pari passu in right of payment with all existing and future unsecured debt of the Company and will be senior to any debt that is expressly subordinated to the notes. The notes are effectively junior to any existing or future secured debt to the extent of the collateral securing such obligations and to all liabilities of the Company's subsidiaries. On the sale of assets under certain circumstances or in the event of specific changes of control, the Company must offer to repurchase the notes. The notes contain restrictive covenants that limit the Company's ability to make investments, pay dividends, and incur additional debt unless certain debt to EBITDA ratios are maintained. The Company was in compliance with these ratios as of December 31, 2002.

        The loan proceeds were used, in part, for the payment and cancellation of an existing secured loan facility. The deferred financing costs related to the secured loan facility, €3,249, were expensed at the time of repayment and cancellation. The expense of €3,249 was reclassified from extraordinary loss to loss from continuing operations upon the adoption of FAS 145 as described in Note 1.

        The notes are listed on the Luxembourg Stock Exchange. At December 31, 2002, the fair market value of the notes was approximately €121,500.

8.    Other Long-term Debt

        Other long-term debt consisted of the following:

	December 31,
	2001	2002
EBRD Loan	€10,543	€8,293
Postabank	6,636	7,726
De Telegraaf	4,895	—
ING Bank	—	11,800
Obligations under capital leases	781	112
Other	1,183	1,012

	24,038	28,943
Less current portion	4,099	6,711

	€19,939	€22,232

        The EBRD loan, which is denominated in Euros, is repayable in escalating semi-annual installments and has a final maturity in December 2005. The loan is secured by a guarantee from the Company. Interest is payable at a floating rate of LIBOR plus 2.5% semi-annually from the inception of the loan (6.5% at December 31, 2002).

        The Company entered into a loan agreement with Postabank és Takarékpénztár Rt. ("Postabank"), Budapest simultaneously with an Advertising Service Agreement. The principal on the loan of HUF 1,000,000 plus interest was repayable primarily by providing advertising services to Postabank. If the loan was not repaid by way of advertising services the loan was repayable in cash in October 2005. From October 1, 2002 through to maturity the loan would not accrue interest. (See Note 18—Subsequent events).

        In April 2001, the Company obtained from De Telegraaf in the Netherlands a loan to partially fund the acquisition of TV10 (V8). The loan was repayable in five equal installments on each of the anniversaries of the inception of the loan. Interest was payable quarterly at a rate of 8% per annum. The loan was repaid in full in October 2002.

        In October 2002, the Company's Dutch operations obtained a loan from ING Bank secured by a guarantee from the Company and a pledge on the trade receivables of SBS Broadcasting BV and V8 Broadcasting BV. The loan is repayable in sixteen equal quarterly installments commencing in January 2003. Interest is payable at a floating rate of EURIBOR plus 1.75% (5.3% at December 31, 2002).

        The aggregate amounts of scheduled principal maturities on other long-term debt for each of the remaining years subsequent to December 31, 2002 are as follows:

2003	€6,711
2004	6,180
2005	5,129
2006	10,707
2007	181
Thereafter	35

€28,943

        Based upon prevailing interest rates on similar debt instruments, the Company believes that the carrying value of its other long-term debt approximates fair value. As of December 31, 2002, the Company had other credit lines available amounting to €18,411.

9.    Stock Options

        The Company adopted the 1992 Share Incentive Plan and the 1994 Share Incentive Plan (collectively, the "Plans") under which 1,800,000 Common Shares are reserved for issuance upon the exercise of options granted thereunder. In 1996, 1998, 2000 and 2001 the shareholders approved an increase of an aggregate of 6,000,000 Common Shares available for issuance under the Plans. In October 1995, the Company formalized the Company's Long-Term Employee's Stock Ownership Plan ("ESOP"), reserving 60,000 shares of the Company's common stock for awards to employees, vesting over three years. As of December 31, 2002, 43,000 shares had vested under the ESOP, 1,667 shares are scheduled to vest during 2003, and 15,333 are available for future issuance.

        Pro forma information regarding net income and earnings per Share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rates of 6.1%, 4.9% and 4.5% for 2000, 2001 and 2002 respectively; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 46%, 48% and 48% for 2000, 2001 and 2002 respectively; and an expected life of the options of ten years as of the date of grant.

        A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

	2000		2001		2002
	Stock Options (000)	Weighted- average Exercise Price	Stock Options (000)	Weighted- average Exercise Price	Stock Options (000)	Weighted- average Exercise Price
Outstanding at beginning of year	4,615	$22.53	5,442	$25.22	6,599	$25.52
Granted	1,198	$35.19	1,492	$26.49	1,367	$17.53
Exercised	(271)	$17.19	(85)	$14.12	(235)	$1.50
Forfeited	(100)	$42.67	(250)	$39.59	(595)	$39.26

Outstanding at end of year	5,442	$25.22	6,599	$25.52	7,136	$23.67
Exercisable at end of year	3,939	$22.06	4,842	$23.78	5,181	$24.68
Weighted-average fair value of options granted during the year (at fair market value)		€19.91		€19.19		€11.32
Weighted-average fair value of options granted during the year (in excess of fair market value)		€16.79		€15.55		—

        Below is additional information related to stock options at December 31, 2002:

	Outstanding			Exercisable
Range of Exercise Price	Stock Options (000)	Weighted Average Remaining Contractual Life	Weighted- average Exercise Price	Stock Options (000)	Weighted- average Exercise Price
$13.00 - 20.00	2,745	6.18	$17.37	1,378	$17.21
$20.01 - 30.00	3,503	5.88	$25.57	3,119	$25.49
$30.01 - 40.00	812	7.66	$33.50	620	$33.66
$50.01 - 60.00	76	5.93	$59.12	64	$58.96

	7,136	6.20	$23.67	5,181	$24.68

        The following shares of common stock are reserved for future issuance:

Stock options outstanding	7,135,635
Stock options available for future grant	279,365
Employee stock ownership plan	17,000
Common stock warrants	100,000
Convertible debt	2,403,021

Total	9,935,021

See Note 1 for additional information regarding accounting for stock-based compensation.

10.    Restructuring Expenses

        During 2001, the Company initiated a restructuring of its businesses and corporate offices in order to position itself for upcoming challenges in the European television and radio markets. The long-term strategy is to improve margin levels and cost efficiency, through a restructuring and centralization of play-out facilities, distribution and other technical services and streamlining the organization by reducing staffing of all functions to a minimum. All restructuring activities were completed during 2002. In total the Company entered into termination agreements with a total of 165 employees during 2001. The table below summarizes the restructuring related cost charged to the consolidated statement of operations in 2001 and payments made during 2001 and 2002.

	Total restructuring expense	Paid during 2001	Paid during 2002	Accrued at December 31, 2002
Termination benefits	€8,603	€4,187	€4,416	€—
Asset impairment losses	2,896	2,896	—	—
Other	1,061	432	629	—

Total	€12,560	€7,515	€5,045	€—

11.    Luxembourg Capital Requirements

        Luxembourg company law requires that an appropriation be made to legal reserve of a minimum of 5% of the parent company's annual net income until this reserve equals 10% of subscribed capital. Through December 31, 2002, no amount has been required to be allocated to the legal reserve. The legal reserve may not be distributed in the form of cash dividends or otherwise during the life of the Company. The appropriation to legal reserve becomes effective upon approval at the general meeting of shareholders. As of December 31, 2002, the Company is not permitted to make any dividend distributions under Luxembourg law. The Company is authorized by its shareholders to repurchase up to 10% of the subscribed capital at prevailing prices, but in no event for an amount less than €2 per Share or greater than €30 per Share.

12.    Income Taxes

        The Company and each of its subsidiaries file separate tax returns in the country of incorporation. The Company recorded tax expenses of €1,139, €185, and €666 for the years ended December 31, 2000, 2001, and 2002 respectively. The Company's current income tax expense in each period reflects income taxes in certain jurisdictions in which the Company does business. Due to the history of operating losses in most jurisdictions, the Company has recorded a valuation allowance for substantially all of its net deferred tax assets.

        Deferred income taxes represent the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        Significant components of the Company's deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	December 31,
	2001	2002
Deferred tax assets:
Net operating loss carry forwards	€198,735	€193,223
Excess book over tax depreciation	6,125	6,101
Intangible assets	15,529	12,738
Accounts receivable	294 54	383
Other deferred tax assets	54	816
Less: Valuation allowance	(207,476)	(203,220)

Total deferred tax assets	€13,261	€10,041
Deferred tax liabilities:
Program rights expensed for tax purposes	(13,261)	(9,058)

Net deferred tax assets	€—	€983

        The net deferred tax assets are included in other current assets on the balance sheet.

        The tax loss carry-forwards available at December 31, 2002 and their terms are as follows:

Expiration year	Denmark	Norway	Hungary	Finland	Greece	Total
2003	10,021	—	—	—	—	10,021
2004	3,892	—	11,239	—	—	15,131
2005	4,950	—	5,176	996	—	11,122
2006	3,398	23,338	—	1,093	619	28,448
2007	4,013	18,524	—	1,290	—	23,827
2008	—	16,685	—	1,818	—	18,503
2009	—	2,247	—	822	—	3,069
2010	—	1,699	—	441	—	2,140
2011	—	15,066	—	275	—	15,341
2012	—	2,790	—	573	—	3,363

Total	€26,274	€80,349	€16,415	€7,308	€619	€130,965

        Tax losses may be carried forward indefinitely in the following territories:

Luxembourg	€251,047
Belgium	4,453
Netherlands	120,690
Sweden	8,072
United Kingdom	51,072
Hungary	13,894

Total tax losses carried forward indefinitely	€449,228

Total tax losses carried forward	€580,193

13.    Fair value of financial instruments

        The carrying amounts and fair values of the Company's financial instruments at December 31, 2001, and 2002 are as follows:

	2001		2002
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	€70,393	€70,393	€67,040	€67,040
Available-for-sale investments	13,201	13,201	9,789	9,789
Notes payable, current	1,925	1,925	1,355	1,355
7% convertible subordinated notes	84,260	72,542	66,749	58,250
12% senior notes	135,000	110,700	135,000	121,500
Other long term debt	19,939	19,939	22,232	22,232
Foreign currency exchange contracts	858	858	(4,752)	(4,752)

14.    Accumulated other Comprehensive Income (Loss)

        The components of accumulated other comprehensive income (loss) are as follows:

	Currency Translation Adjustments	Unrealized Gains (Losses) on Available- for-sale Securities	Total
Balance at January 1, 2000	€(18,808)	€42	€(18,766)
Currency translation adjustment	13,058	—	13,058
Change in unrealized gain (loss) on available-for-sale	—	(2,875)	(2,875)

Balance at December 31, 2000	€(5,750)	€(2,833)	€(8,583)
Currency translation adjustment	6,460	—	6,460
Change in unrealized gain (loss) on available-for-sale	—	2,833	2,833

Balance at December 31, 2001	€710	€—	€710
Currency translation adjustment	(943)	—	(943)

Balance at December 31, 2002	€(233)	€—	€(233)

15.    Pension Plans

        The Company contributes to defined contribution plans for the management level personnel at its subsidiaries and to a multi-employer defined contribution pension plan for essentially all of its Swedish employees, which plans are maintained by third party insurance companies. Contributions are determined as a percentage of salaries with increases in relation to years of employment. During the years ended December 31, 2000, 2001 and 2002 expenses under these plans were €835, €814 and €1,378, respectively.

16.    Segment Reporting

        Segment information is presented in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"). FAS 131 requires segmentation of financial information based upon the allocation of resources and assessment of performance by the chief operating decision maker. The Company's chief operating decision maker allocates resources and assesses performance for each country's television or radio operations. Due to similar economic characteristics, the Company's operating segments are further aggregated into three reporting segments: (i) "television operations", (ii) "radio operations", and (iii) "SBS New Media operations". There are no material product transfers between segments of the Company. The reporting segments is defined as follows:

  •
  "television operations", which include: TVNorge (in Norway); Kanal 5 (in Sweden); TvDanmark 1 and TvDanmark 2 (in Denmark), jointly referred to as "our Danish television operations"; VT4 (in Flemish Belgium); SBS6, NET5 and, from October 1, 2001, V8 (in The Netherlands), jointly referred to as "our Dutch television operations"; TV2, and from June 2002 MTM-Produktion and Interaktive (in Hungary), jointly referred to as "our Hungarian television operations"; prima TV (in Romania) through to June 30, 2001 and other related operations that are not material.

  •
  "radio operations", which include: The Voice, Pop FM and KISS FM in Copenhagen, The Voice and Pop FM in Odense, and from October 1, 2001, The Voice and Pop FM in Aarhus (in Denmark), jointly referred to as "our Danish radio operations"; radio City in Stockholm, radio City in Malmoe, radio City in Gothenburg, radio 106.7 Rockklassiker and Easy FM in Stockholm (in Sweden), jointly referred to as "our Swedish radio operations"; radio Sata, radio Mega, KISS FM, radio City, radio 957, radio POP and Iskelmäradio (in Finland), jointly referred to as "our Finnish radio operations"; and Lampsi FM (in Greece).

  •
  "SBS New Media operations", which includes results from vt4.net (in Belgium), transactional revenues related to e-commerce businesses ("e-ventures"), in which we have an equity stake and a portion of advertising revenues arising from campaigns placed at our television and radio stations by those e-ventures.

	Years Ended December 31,
	2000	2001	2002
Television Operations
Net revenues:
TVNorge (in Norway)	€54,974	€47,130	€50,563
Kanal 5 (in Sweden)	61,604	54,444	67,721
TvDanmark 1 and TvDanmark 2 (in Denmark)	37,851	46,712	40,088
VT 4 (in Belgium)	50,998	45,695	43,344
SBS6, NET5 and V8 (in the Netherlands)	140,698	160,366	193,585
TV 2 (in Hungary)	62,345	69,177	69,024
Prima TV (in Romania)	2,732	2,907	—
Other	7,418	5,921	6,322

Total net revenues	418,620	432,352	470,647

Station operating expenses	318,720	337,370	350,508
Selling, general and administrative expenses	72,346	71,312	76,842
Depreciation and amortization	20,879	27,090	19,423

Total operating expense	411,945	435,772	446,773

Income (loss) from operations	€6,675	€(3,420)	€23,874

Assets at year-end	€457,841	€432,201	€451,208

Radio Operations
Net revenues:
Denmark	€11,823	€13,013	€12,926
Sweden	11,196	9,357	9,106
Finland	12,989	12,901	12,171
Greece	1,827	717	1,428

Total net revenues	37,835	35,988	35,631

Station operating expenses	13,722	14,691	14,918
Selling, general and administrative expenses	17,286	17,110	16,401
Depreciation and amortization	4,077	4,326	3,150

Total operating expense	35,085	36,127	34,469

Income (loss) from operations	€2,750	€(139)	€1,162

Assets at year-end	€35,404	€34,403	€35,860

SBS New Media Operations
Net revenues:
VT4 Network	€434	€1,115	€2,130
Other	5,215	10,398	2,446

Total net revenues	5,649	11,513	4,576

Station operating expenses	370	607	537
Selling, general and administrative expenses	1,660	1,272	947
Depreciation	153	194	339

Total operating expenses	2,183	2,073	1,823

Income from operations	€3,466	€9,440	€2,753

Assets at year end	€32,278	€3,453	€2,022

Consolidated
Net revenues	€462,104	€479,853	€510,854

Income from operating segments	12,891	5,881	27,789
Corporate expenses	(13,581)	(16,567)	(14,515)
Non-cash compensation	(700)	(3,006)	(1,559)
Restructuring expenses	—	(12,560)	—
Non-recurring expense	(2,268)	(4,373)	—

Income (loss) from operations	€(3,658)	€(30,625)	€11,715

Assets at year-end—Corporate	€231,195	€232,576	€178,421

17.    Commitments and Contingencies

        As of December 31, 2002, the Company was committed to purchase broadcast rights for future programming under various agreements amounting to approximately €232,460. Because the license periods for such programming had not commenced as of December 31, 2002, these commitments are not recorded as liabilities of the Company and the corresponding programming rights are not recorded as assets. The commitment periods for the Company's purchases of programming generally range from twelve months to four years.

        Expense under operating leases, principally for transponder and uplink, amounted to €43,586, €43,783 and €44,162 in the years ended December 31, 2000, 2001 and 2002, respectively. Future minimum annual rental payments under non-cancelable leases during each of the five years subsequent to December 31, 2002 are as follows:

Years Ended December 31,	Capital leases	Operating leases	Programming commitment
2003	€119	€27,338	€122,433
2004	—	27,253	51,159
2005	—	26,375	43,821
2006	—	11,122	15,047
2007	—	7,056	—
Thereafter	—	13,208	—

Minimum lease payments	119	€112,352	€232,460

Imputed interest	(7)

Present value of minimum lease payments	€112

        The Company has entered into guarantees and indemnification agreements with third-parties that relate to unconsolidated entities as described in Note 2 for programming commitments. The maximum exposure of these guarantees and indemnification agreements is described within Note 2. The Company has not accrued any liability for their performance under these guarantees as their performance obligation is not considered probable at December 31, 2002.

        The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

18.    Subsequent Events (unaudited)

        On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended a loan of HUF 1,400,000 (€5,700) to TV2 (the "New Loan"), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. The maturity date of the New Loan is March 24, 2006. All of the outstanding principal amount of the New Loan is payable on the maturity date. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

        During March 2003, we acquired and redeemed $5 million of the 1997 Notes. We recorded a gain of €109 on this extinguishments of debt.

        In April, RBC's interest in Amerom has been diluted to 82% following the issue of shares representing 4% of the capital of Amerom to certain managers of prima TV, including its General Manager. Such shares were issued in accordance with the terms of the original acquisition agreements. These managers are currently entitled to be issued a further 2% of the capital of Amerom under that agreement. All the other shareholders in Amerom have exercised an option, granted to them under the original acquisition agreement, to put their shareholding in Amerom on RBC. The consideration for such shares is to be determined by an independent valuation of Amerom.

        On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of €1.7 million.

Unaudited Condensed Interim Consolidated Financial Statements of
the Company
For the Three Months Ended March 31, 2003

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS (UNAUDITED)

(in thousands of euro, except share and per share data)

	Three months ended March 31,
	2002	2003
Net revenue	€107,021	€115,650
Operating expenses:
Station operating expenses	88,400	90,473
Selling, general and administrative expenses	22,426	22,594
Corporate expenses	2,592	3,099
Non-cash compensation	207	—
Depreciation	3,383	3,685
Amortization	2,104	2,050

Total operating expenses	119,112	121,901

Operating loss	(12,091)	(6,251)
Equity in income (loss) from unconsolidated subsidiaries	(1,548)	455
Interest income	322	139
Interest expense	(7,059)	(6,044)
Foreign exchange gain (loss)	(1,600)	2,340
Investment gain	195	290
Gain on extinguishments of debt	—	109
Other expense, net	(231)	(467)

Loss before income taxes and minority interest	(22,012)	(9,429)
Income taxes	(123)	(298)

Loss before minority interest	(22,135)	(9,727)
Minority interest in losses, net	2,208	1,070

Net loss	€(19,927)	€(8,657)

Net loss per common share (basic and diluted):	€(0.70)	€(0.30)

Weighted average common shares (thousands)	28,333	28,612

Net loss	€(19,927)	€(8,657)
Currency translation adjustment	1,282	(4,636)
Unrealized holding losses during period	(60)	(281)

Comprehensive net loss	€(18,705)	€(13,574)

SBS BROADCASTING SA

CONSOLIDATED BALANCE SHEETS

(in thousands of euro)

	December 31, 2002	March 31, 2003
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	€67,040	€52,609
Short-term investments	10,408	10,126
Accounts receivable trade, net of allowance for doubtful accounts of €2,659 (€2,625 in 2002)	82,291	80,271
Accounts receivable, affiliates	1,480	1,757
Restricted cash and cash in escrow	1,574	1,801
Program rights inventory, current	111,329	111,808
Other current assets	20,031	22,630

Total current assets	294,153	281,002
Buildings, improvements, technical and other equipment, net of accumulated depreciation	37,606	36,160
Goodwill	105,528	104,108
Amortized intangible assets, net of accumulated amortization	6,082	4,441
Program rights inventory, non-current	71,982	70,272
Deferred financing cost, net of accumulated amortization	6,395	6,027
Investments in and advances to unconsolidated subsidiaries	143,664	144,521
Notes receivable	870	875
Other assets	1,231	1,836

Total assets	€667,511	€649,242

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	€32,903	€39,380
Accrued expenses	54,453	52,103
Program rights payable, current	68,185	66,014
Notes payable, current	1,355	—
Current portion of long-term debt	6,711	7,069
Deferred income, current	13,668	16,672

Total current liabilities	177,275	181,238
Program rights payable, non-current	31,187	33,992
7% convertible subordinated notes due 2004	66,749	59,660
12% senior notes due 2008	135,000	135,000
Other long-term debt	22,232	20,231
Deferred income, non-current	2,446	2,059
Other non-current liabilities	10,801	10,481
Minority interest	23,115	21,449
Shareholders' equity:
Common shares (authorized 75,000,000 issued 28,623,120 at par value €2.00)	57,246	57,246
Additional paid-in capital	617,214	616,865
Accumulated deficit	(475,019)	(483,676)
Treasury shares at cost (5,568 common shares)	(502)	(153)
Accumulated other comprehensive loss	(233)	(5,150)

Total shareholders' equity	198,706	185,132

Total liabilities and shareholders' equity	€667,511	€649,242

SBS BROADCASTING SA

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)

(in thousands of euro)

	Common shares	Additional paid-in capital	Accumulated deficit	Unearned compensation	Treasury shares	Accumulated other comprehensive income (loss)	Total
Balance at January 1, 2002	€56,703	€616,845	€(439,295)	€(828)	€(502)	€710	€233,633
Exercise of stock options as to 234,865 Common Shares	470	(90)	—	—	—	—	380
Issuance of 36,724 Common Shares in exchange for 300,068 stock options	73	459	—	—	—	—	532
Amortization of unearned compensation	—	—	—	828	—	—	828
Currency translation adjustment	—	—	—	—	—	(943)	(943)
Net loss	—	—	(35,724)	—	—	—	(35,724)

Balance at December 31, 2002	57,246	617,214	(475,019)	—	(502)	(233)	198,706
Re-issuance of 12,666 treasury shares	—	(349)	—	—	349	—	—
Currency translation adjustment	—	—	—	—	—	(4,636)	(4,636)
Change in unrecognised gain on short-term investments	—	—	—	—	—	(281)	(281)
Net loss	—	—	(8,657)	—	—	—	(8,657)

Balance at March 31, 2003 (unaudited)	€57,246	€616,865	€(483,676)	€—	€(153)	€(5,150)	€185,132

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of euro)

	Three months ended March 31,
	2002	2003
Cash flows from operating activities:
Net loss	€(19,927)	€(8,657)
Adjustments to reconcile net loss to net cash used in operating activities:
Revenue recorded in exchange for equity investments	(2,066)	—
Non-cash compensation	207	—
Depreciation and amortization	5,487	5,735
Equity in (gain) loss from unconsolidated subsidiaries	1,548	(455)
Non-cash interest expense	354	368
Foreign exchange (gain) loss on long-term debt	1,915	(2,110)
Gain on extinguishments of debt	—	(109)
Minority interest in losses	(2,208)	(1,070)
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(1,108)	518
Program rights inventory, net	(10,656)	104
Other current assets	(682)	(3,036)
Other non-current assets	321	(624)
Accounts payable and accrued expenses	14,001	5,361
Deferred income	1,858	3,073
Other liabilities	772	73

Cash used in operating activities	(10,184)	(829)

Cash flows from investing activities:
Cash capital expenditure	(2,662)	(3,956)
Payment for purchase of acquired business, net of cash acquired	(2,979)	—

Cash used in investing activities	(5,641)	(3,956)

Cash flows from financing activities:
Net change in short-term borrowings	(620)	(1,575)
Net change in restricted cash and cash in escrow	2,120	(323)
Payment of long-term debt	(122)	(5,516)
Payment of capital lease obligation	(168)	(130)

Cash provided by (used in) financing activities	1,210	(7,544)

Effect of exchange rate changes on cash and cash equivalents	(118)	(2,102)
Net change in cash and cash equivalents	(14,733)	(14,431)
Cash and cash equivalents, beginning of period	70,393	67,040

Cash and cash equivalents, end of period	€55,660	€52,609

SBS BROADCASTING SA

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

        The accompanying unaudited consolidated financial statements have been prepared for the three months ended March 31, 2002 and 2003, in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2003, are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. For further information, refer to the consolidated financial statements for the year ended December 31, 2002, and related notes thereto, included in our Annual Report on Form 20-F/A as filed with the Security and Exchange Commission on May 15, 2003.

        The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by US GAAP for complete financial statements.

        The consolidated financial statements include the accounts of the Company and its subsidiaries in which it has management control in Sweden, Denmark, Norway, Finland, Flemish Belgium, the Netherlands, Hungary, Greece, the United Kingdom and Luxembourg. All intercompany transactions and balances have been eliminated.

        Television advertising sales in our markets tend to be lowest during the third quarter of each calendar year, which includes the summer holiday period (typically July and August) and highest during the fourth quarter of each calendar year.

Note 2—Recent Developments

        On March 24, 2003, the Company, TV2 and Postabank entered into various agreements whereby Postabank extended a loan of HUF 1.4 billion (€5.7 million) to TV2 (the "New Loan"), secured by a guarantee issued by the Company, to replace the previous loan agreement dated December 1, 1997. The maturity date of the New Loan is March 24, 2006. Interest on the New Loan accrues at 9.24% per annum, payable quarterly in arrears.

        During March 2003, we acquired and redeemed $5 million of the 7% convertible subordinated notes due 2004. We recorded a gain of €109,000 on this extinguishments of debt.

        On April 15, 2003, we sold our 4.3% interest in BetandWin.com Interactive Entertainment AG for a cash consideration of €1.7 million.

Note 3—Stock-based compensation

        The Company has elected to account for stock options granted to employees using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees ("ABP 25") and related Interpretations. As the exercise price of the stock options were awarded at or above the fair market value on the date of grant, no compensation expense has been recorded except for the vesting of restricted stock awards that are included as non-cash compensation.

        The following table illustrates the impact to net loss and net loss per share if the Company accounted for its stock options granted to employees using the fair value method under Statement of Financial Accounting

Standards No. 123 Accounting for Stock-based Compensation ("FAS 123"). The Company's pro forma information follows (in thousands, except share data):

	Three months ended March 31,
	2002	2003
Net loss, as reported	€(19,927)	€(8,657)
Add: Stock-based compensation expense included in reported net loss	207	—
Deduct: Total stock-based compensation expense determined using the fair value method	(4,589)	(1,948)

Pro forma net loss	€(24,309)	€(10,605)

Basic and diluted net loss per share, as reported	€(0.70)	€(0.30)
Pro forma basic and diluted net loss per share	€(0.86)	€(0.37)

Note 4—Goodwill and Other Intangible Assets

        Statements of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, prescribes a two-phase process for impairment testing of goodwill, which is performed once annually, absent indicators of impairment. The first phase screens for impairment, while the second phase (if necessary) measures the impairment. We have elected to perform our annual analysis during the fourth quarter of each year. No indicators of impairment were identified during the first quarter of 2003.

        Intangible assets comprised the following at December 31, 2002 and March 31, 2003, respectively (in thousands):

	December 31, 2002			March 31, 2003
	Gross carrying amount	Accumulated amortization	Amortized intangible assets, net	Gross carrying amount	Accumulated amortization	Amortized intangible assets, net
Broadcasting licenses	€9,818	€(6,491)	€3,327	€5,981	€(4,257)	€1,724
Other intangible assets	7,739	(4,984)	2,755	77,617	(4,900)	2,717

Total	€17,557	€(11,475)	€6,082	€13,598	€(9,157)	€4,441

        The weighted-average amortization period for broadcasting licenses and other amortizable intangible assets is 1 year and 3 years, respectively.

Note 5—Accumulated Other Comprehensive Loss

        The components of accumulated other comprehensive loss are as follows:

	Currency Translation Adjustments	Unrealized Gains (Losses) on Available-for-sale Securities	Total
Balance at January 1, 2003	€(233)	€—	€(233)
Currency translation adjustment	(4,636)	—	(4,636)
Change in unrealized gain (loss) on available-for-sale investments	—	(281)	(281)

Balance at March 31, 2003	€(4,869)	€(281)	€(5,150)

Note 6—Commitments

        The Company has entered into guarantees and indemnification agreements with third parties that relate to unconsolidated entities as described in Note 2 to the Company's Annual Report on Form 20-F. The maximum exposure of these guarantees and indemnification agreements is approximately €22 million at March 31, 2003. The Company has not accrued any liability for their performance under these guarantees, as their performance obligation is not considered probable at March 31, 2003.

        The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

Note 7—Segment Reporting

        Segment information is presented in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"). FAS 131 requires segmentation of financial information based upon the allocation of resources and assessment of performance by the chief operating decision maker. The Company's chief operating decision maker allocates resources and assesses performance for each country's television or radio operations. Due to similar economic characteristics, the Company's operating segments are further aggregated into two reporting segments: (i) "Television operations" and (ii) "Radio operations". Beginning in the first quarter of 2003, the results of the New Media operations are no longer considered a reportable segment and all prior period amounts are reclassified to the Television segment.

		Three months ended March 31,
		2002	2003
Television operations
Net revenue:
TV Norge	(in Norway)	€11,066	€12,099
Kanal 5	(in Sweden)	14,572	19,186
TV Danmark 1 and 2	(in Denmark)	9,453	9,605
VT4	(in Belgium)	11,583	10,997
SBS6, NET5 and V8	(in the Netherlands)	37,877	39,618
TV2	(in Hungary)	12,203	15,111
Other		2,709	435

	Total net revenue	99,463	107,051

Station operating expenses		84,957	86,733
Selling, general and administrative expenses		18,496	18,624
Depreciation		2,941	3,309
Amortization		1,799	1,727

	Total operating expenses	108,193	110,393

	Loss from operations	€(8,730)	€(3,342)

Radio operations
Net revenue:
Denmark		€2,981	€2,968
Sweden		1,946	1,727
Finland		2,631	3,212
Greece		—	692

	Total net revenue	7,558	8,599

Station operating expenses		3,443	3,740
Selling, general and administrative expenses		3,930	3,970
Depreciation		442	376
Amortization		305	323

	Total operating expenses	8,120	8,409

	Income (loss) from operations	€(562)	€190

Consolidated
Net revenue:		€107,021	€115,650

Loss from operating segments		(9,292)	(3,152)
Corporate expenses		(2,592)	(3,099)
Non-cash compensation		(207)	—

Operating loss		€(12,091)	€(6,251)

Audited Consolidated
Financial Statements of
TVN Sp. z.o.o.

Report of Independent Accountants

         To the Supervisory Board and Shareholders of TVN Sp. z o.o.:

        We have audited the accompanying consolidated balance sheets of TVN Sp. z o.o. and its subsidiaries (the "Company") as at December 31, 2002 and 2001 and the related consolidated income statements, consolidated statements of changes in shareholders' equity and the consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2002 and 2001 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with International Accounting Standards.

        International Accounting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the year ended December 31, 2002 and determination of consolidated shareholders' equity as at December 31, 2002 to the extent summarized in Note 26 to the consolidated financial statements.

PricewaterhouseCoopers Sp. z o.o.

Warsaw, Poland
February 4, 2003

TVN Sp. z o.o.

Consolidated Income Statements

(Expressed in PLN, all amounts in thousands, except as otherwise stated)

	Note	Year ended December 31, 2002	Year ended December 31, 2001
Revenue	3, 25	555,826	467,719
Programming and broadcasting costs	4, 25	(340,139)	(322,918)
Selling, general and administration expenses	5, 25	(86,481)	(100,644)
Other operating (loss)/ income, net		(2,788)	1,120

Operating profit		126,418	45,277
Finance costs, net	8	(32,426)	(2,077)

Profit before income tax		93,992	43,200
Income tax charge	17	(31,282)	(14,445)

Net profit		62,710	28,755

Basic and diluted Earnings per share (not in thousands)	22	95.30	43.70

The accompanying notes are an integral part of these consolidated financial statements.

TVN Sp. z o.o.

Consolidated Balance Sheets

(Expressed in PLN, all amounts in thousands, except as otherwise stated)

	Note	December 31, 2002	December 31, 2001
ASSETS
Non-current assets
Property, plant and equipment	9	60,490	69,936
Intangible assets	10	21,820	27,806
Non-current programming inventory	11	26,929	25,709
Available-for-sale investments	13	11,388	10,968
Restricted cash	12	29,510	—
Deferred tax asset	17	11,824	6,933
Other non current assets		1,507	—

		163,468	141,352
Current assets
Current programming inventory	11	34,586	28,212
Restricted cash		—	1,110
Trade receivables		101,561	91,011
Related party receivables	25	41,665	19,768
Prepayments and other assets		7,189	13,533
Corporate income tax receivable		3,924	2,301
Cash and cash equivalents		36,686	24,825

		225,611	180,760

TOTAL ASSETS		389,079	322,112

EQUITY AND LIABILITIES
Shareholders' equity/(deficit)
Share capital	14	65,800	65,800
Cumulative translation adjustment		27	(9)
Accumulated deficit		(27,506)	(90,216)

		38,321	(24,425)
Non-current liabilities
Long-term borrowings	15	186,129	73,498
Related party borrowings	25	43,702	131,602

		229,831	205,100
Current liabilities
Trade payables		56,334	67,334
Related party payables	25	3,415	6,481
Accrued interest on related party borrowings	25	538	1,950
Current portion of long-term borrowings	15	—	33,014
Other liabilities and accruals	16	60,640	32,658

		120,927	141,437

TOTAL EQUITY AND LIABILITIES		389,079	322,112

The accompanying notes are an integral part of these consolidated financial statements.

TVN Sp. z o.o.

Consolidated Statements of Changes in Shareholders' Equity/(Deficit)

(Expressed in PLN, all amounts in thousands, except as otherwise stated)

	Number of shares	Share capital	Cumulative translation adjustment	Fair value reserve	Accumulated deficit	Shareholders' (deficit)/equity
Balance at January 1, 2001
—as previously reported	658,000	65,800	(5)	—	(119,071)	(53,276)
—effect of adopting IAS 39	—	—	—	—	—	—

—as restated	658,000	65,800	(5)	—	(119,071)	(53,276)
Net profit	—	—	—	—	28,755	28,755
Result of transactions under common control	—	—	—	—	100	100

Cumulative translation adjustment	—	—	(4)	—	—	(4)

Balance at December 31, 2001	658,000	65,800	(9)	—	(90,216)	(24,425)

Balance at January 1, 2002	658,000	65,800	(9)	—	(90,216)	(24,425)
Net profit	—	—	—	—	62,710	62,710
Cumulative translation adjustment	—	—	36	—	—	36

Balance at December 31, 2002	658,000	65,800	27	—	(27,506)	38,321

The accompanying notes are an integral part of these consolidated financial statements.

TVN Sp. z o.o.

Consolidated Cash Flow Statements

(Expressed in PLN, all amounts in thousands, except as otherwise stated)

	Note	Year ended December 31, 2002	Year ended December 31, 2001
Operating activities
Cash generated from operations	18	126,513	69,241
Interest received		1,390	4,457
Interest paid		(21,637)	(28,600)
Tax paid		(37,795)	(6,859)

Net cash generated from operating activities		68,471	38,239
Investing activities
Payments to acquire property, plant and equipment		(9,292)	(47,266)
(Increase)/Decrease in restricted cash		(28,400)	1,670
Proceeds from the disposal of property, plant and equipment		975	1,059
Payments to acquire intangible assets		(3,063)	(9,367)
Payments to acquire shares in available-for-sale investments		—	(2)

Net cash used in investing activities		(39,780)	(53,906)
Financing activities
Proceeds from long-term loans		190,186	—
Payments of long-term loans		(120,837)	(25,025)
Proceeds from related party borrowings		37,584	59,845
Payments of related party borrowings		(123,763)	(6,977)

Net cash (used in)/generated from financing activities		(16,830)	27,843
Increase in cash and cash equivalents		11,861	12,176

Movement in cash and cash equivalents
At the start of the year		24,825	12,649
At the end of the year		36,686	24,825

		11,861	12,176

The accompanying notes are an integral part of these consolidated financial statements.

TVN Sp. z o.o.

Notes to Consolidated Financial Statements

(Expressed in PLN, all amounts in thousands, except as otherwise stated)

1.    TVN

        These financial statements were authorized for issuance by the Management Board on February 4, 2003.

        TVN Sp. z o.o. was formed in May 1995 and is a private limited television broadcasting company established under the laws of Poland. In 1997 TVN Sp. z o.o. obtained licenses granted by the Polish National radio and television Council for nine regional television frequencies in northern Poland and for local frequencies in Warsaw and in Lódz. Telewizja Wisla Sp. z o.o. ("TV Wisla"), a wholly owned subsidiary, holds broadcasting licenses to operate in the southern regions of Poland. Since October 1997 the TVN consolidated group ("TVN" or the "Company") has been broadcasting under the TVN label. The Company also holds 5.86% of the voting interest in Polskie Media S.A. ("Polskie Media") (see Note 13). TVN's revenue is generated in Poland and all of its assets are located in Poland.

        TVN is a part of a group of companies owned, either wholly or partially, by International Trading and Investments Holdings S.A. Luxembourg ("ITI Group"). The ITI Group has been active in Poland since 1984 and is one of the largest media and entertainment groups in Poland. ITI Holdings is a Luxembourg company listed on the Luxembourg Stock Exchange. The operating affiliates of the ITI Group are based in Poland and operate in television broadcasting, television programming productions and television commercials production, Internet, multiplex cinemas, theatrical and home video distribution and investments.

        The ITI Group conducts its television broadcasting operations in Poland through TVN and TVN 24. The ITI Group's television production business is conducted at TVN and through Endemol-Neovision Sp. z o.o. ("Endemol-Neovision"), a joint venture between the ITI Group and Endemol Entertainment B.V. ("Endemol"), one of the largest independent television entertainment producers in Europe. Endemol-Neovision has exclusive production and distribution rights in Poland to all current and future Endemol television formats. TVN has the right of first refusal with respect to all of the Endemol formats before they are produced and distributed by Endemol-Neovision to any other broadcaster in Poland. ITI Film Studio Sp. z o.o. ("ITI Film Studio"), an indirect wholly owned subsidiary of ITI Holdings, is the leading producer of television commercials and promotional videos in Poland, and offers voice-over, dubbing, and post-production services. ITI Film Studio also produces television programming.

        In July 2000, the ITI Group entered into a strategic partnership for television broadcasting and production and related business development with SBS Broadcasting S.A. ("SBS"), one of Europe's leading television and media companies. ITI Group sold a 33% interest in TVN to SBS. On 23 December 2002, ITI TV Holdings repurchased 2.6% of SBS's interest in TVN. In addition the ITI Group and SBS entered into a call option agreement, whereby the ITI Group is granted an irrevocable call option to acquire the remaining interest of 30.4% in TVN held by SBS until 31 December 2003.

2.    Accounting principles

Basis of accounting

        TVN maintains its accounting records in accordance with Polish accounting and tax regulations. These consolidated financial statements are prepared in accordance with International Accounting Standards. The consolidated financial statements are prepared under the historic cost convention except as disclosed in the accounting policies below.

        The financial statements have been prepared on the assumption that TVN is a going concern. Hence, it is assumed that TVN has neither the intention nor the need to liquidate or curtail materially the scale of its operations.

Reporting and measurement currency

        The accompanying financial statements are presented in Polish Zloty (PLN), which is the reporting and measurement currency of TVN.

Consolidation

        Subsidiary undertakings, which are those companies in which the Company, directly or indirectly, has an interest of more than half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Company, and are no longer consolidated from the date the Company ceases to have control. All intragroup transactions, balances and unrealised surpluses and deficits on transactions between TVN companies have been eliminated.

Foreign currency

        Transactions denominated in foreign currencies are accounted for at the rates of exchange applicable on the date of the transactions. Gains and losses arising from the settlement of such transactions are recognised in the income statement.

        Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange applicable at the balance sheet date.

        When translating the financial statements of foreign subsidiaries monetary and non-monetary assets and liabilities, denominated in a currency other than PLN, are translated into the reporting currency (PLN) at the rate of exchange ruling at the year-end. Income and expense items are translated at the exchange rate at the date of the transactions. Translation differences are recorded directly in shareholders' equity as a cumulative translation adjustment.

        Transactions with related parties are translated into PLN using National Bank of Poland's ("NBP") average rate. Transactions with third parties are translated using leading bank's exchange rate. The bank borrowings were translated using BPH PBK's exchange rate at the balance sheet date.

Use of estimates

        The preparation of the financial statements necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported revenues and expenses during the reported period. Actual results could differ from these estimates.

Exchange rates and inflation:

Year ended:	PLN Exchange Rate to U.S. dollar	PLN Exchange Rate to Euro	Movement in Consumer Price Index
December 31, 2002	3.9087	4.0997	0.8%
December 31, 2001	3.9863	3.5219	3.6%

Financial instruments

        Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, receivables, available-for-sale investments, payables and borrowings. The particular recognition methods adopted and the effects of IAS 39 on those items, if any, are disclosed in the individual policy statements associated with each item.

Investments

        TVN classified its investments into the following categories: trading, held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired and currently maintained. The Company determines the classification of its investments at the time of purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments. In 2002 and 2001, TVN did not have any investments in this category.

        Investments with a fixed maturity that the Company has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, unless they mature in less than twelve months from the balance sheet date. In 2002 and 2001 the Company did not hold any investments in this category.

        All investments not classified as trading or held-to-maturity are classified as available-for-sale. These are included in non-current assets unless the Company has expressed an intention of holding the investment for less than twelve months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. The Company has classified its long-term investment which comprises Polskie Media into this category (see Note 13).

        The Company recognises its available-for-sale investments initially at cost. In subsequent periods, these investments are remeasured to their fair value. The resulting gains or losses are recognised directly in equity, through the statement of changes in shareholders' equity, until the investment is sold, collected, or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously recorded in equity is included in the income statement for the period. Available-for-sale investments with no quoted market price and for which other methods of reasonably estimating the fair value are clearly inappropriate or unworkable are carried at cost.

Property, plant and equipment

        Property, plant and equipment are stated at historical cost less depreciation. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

        Subsequent expenditure relating to an item of property, plant and equipment is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is expensed in the period in which it is incurred. Repair, and maintenance and charged to the income statement during the financial period in which they are incurred.

        Upon retirement or disposal of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognised in the income statement.

        Depreciation is charged so as to write off the cost, or valuation, of property, plant and equipment less their estimated residual values on a straight-line basis over their expected useful economic lives as follows:

Term
TV & Broadcasting equipment	4 years
Vehicles	4 years
Studio vehicles	8 years
Furniture and fixtures	4 years

        Leasehold improvements are amortised over the shorter of their useful life or the related lease term. Land is not depreciated.

        Gains and losses on disposals are determined by comparing proceeds with carrying amount and included in operating profit.

        Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying fixed assets purchased during the period prior to commissioning are capitalised as part of the cost of the asset and depreciated over the normal depreciation period for that class of fixed assets. Borrowing costs incurred after the date of commissioning are charged to the income statement.

Intangible assets

        Expenditures on acquired programming formats and broadcasting licenses are capitalised and amortised using the straight line method over their expected useful economic lives:

Term
Programming formats	5 years
Broadcasting licenses	life of the license

        Goodwill represents the excess of the cost of an acquisition over the fair value of TVN's share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill resulting from the acquisition of TV Wisla is amortised over a period of 8 years using the straight-line method.

        TVN periodically evaluates the carrying value of assets, including intangible assets, when events and circumstances indicate that the carrying value may not be recoverable. Factors that TVN considers important, which could trigger an impairment review include, but are not limited to, significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for TVN's overall business, and significant negative industry or economic trends. The carrying value of an asset is considered impaired when the anticipated discounted cash flows from such an asset are separately identifiable and are less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the asset or its value in use. Fair market value is determined by evaluating the price of similar assets in an active market. Value in use is determined primarily using anticipated cash flows discounted at a rate commensurate with the risk involved.

        Other intangible assets include acquired computer software. Acquired computer software is capitalised and amortised using the straight-line method over two to three years Research expenditure is recognized as an expense as incurred.

Programming inventory

        Programming inventory includes acquired program rights, co-production and production costs. The individual accounting policies adopted for each of these categories are summarized below:

Acquired program rights

        Program rights acquired by TVN under license agreements and the related obligations are recorded as assets and liabilities at their present value when the program is available and the license begins. The costs are allocated to individual programs within the package on the basis of the relative value of each to TVN. The capitalised costs of program rights are recorded in the balance sheet at the lower of unamortised cost or estimated recoverable amount calculated for each package acquired. A write down is recorded if unamortised costs exceed the net realizable value for a package. The capitalised costs are amortised based on the estimated number of future showings as follows:

Films	60% on first showing, 40% on second showing
Series and documentary movies	90% on first showing, 10% on second showing
Animations	100% on first showing
Sport and current events	100% on first showing

        24 hours repeats and 3rd or more runs are zero valued.

        Program rights are allocated between current and non-current assets based on estimated date of usage.

        Amortisation of program rights is included in programming and broadcasting costs.

Production costs

        Production costs comprise capitalised internal and external production costs in respect of programs specifically produced for TVN under licences from third parties.

        Production costs are stated at the lower of cost or net realisable value on a program by program basis. Production costs are amortised based on the estimated number of future showings as follows:

  Programs with second run in prime time: 60% on first showing; 40% on second showing
  Programs with second run beyond prime time: 90% on first showing, 10% on second showing
  Programs expected to be broadcast once: 100% on first showing
  Fiction series: 50% on first showing, 30% on second showing, 20% on third showing

        Production costs are allocated between current and non-current assets based on estimated date of usage. Amortisation of production costs is included in programming and broadcasting costs.

Co-production

        Programs co-produced by TVN are stated at the lower of cost or estimated net realisable value. Program costs are amortised using the individual-film-forecast-computation method, which amortises film costs in the same ratio that current gross revenues bear to anticipated total gross revenues.

Leases

        Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

        Leases of property, plant and equipment where TVN assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. The lease payments are apportioned between a reduction of the outstanding capital liability and interest in such a way as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment held under finance leasing contracts is depreciated over the shorter of the lease term or the useful life of the asset.

Trade receivables

        Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of settlement. The amount of the provision is the difference between the carrying amount and the recoverable amount, calculated as the present value of expected cash flows, discounted at the market rate of interest for similar borrowings.

Cash and cash equivalents

        Cash and cash equivalents comprise cash in hand, call deposits with banks, and investments with maturity of less than three months from the date of acquisition.

Restricted cash

        Restricted cash primarily represents amounts held by financial institutions as collateral on guarantees given by these financial institutions on behalf of the Company. Restricted cash is allocated between current and non-current assets based on contractual terms of releasing the collateral.

Borrowings

        TVN recognises its borrowings (comprising bank loans and related party borrowings) initially at their issue proceeds, net of transaction costs incurred. In subsequent periods, borrowings are stated at their initial value plus finance costs less amounts paid. Finance costs, which comprise interest, transaction costs and any difference between proceeds (net of transaction costs) and the redemption value, are allocated over the period of the borrowing so as to achieve a constant rate of interest on the carrying amount.

Derivative financial instruments

        Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on whether the derivative transaction qualifies for hedge accounting under the specific rules of IAS 39. For derivative transactions that do not qualify for such hedge accounting, changes in the fair value are recognised in the income statement. At December 21, 2002, the Company did not have any derivative financial instruments.

Provisions

        Provisions are recognised when TVN has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Deferred income tax

        Deferred income tax is provided using the liability method for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax.

        Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Revenue recognition

        Revenue primarily results from the sale of advertising spots and is recognised in the period in which the advertising is broadcast. Discounts given are deducted from revenue. Other revenues are recognised generally upon the performance of service, net of VAT and discounts, and after eliminating sales within the Company.

Barter transactions

        Revenue from barter transactions (television-advertising time provided in exchange for goods and services) is recognised when commercials are broadcast. Programming, merchandise or services received as part of barter transactions are expensed or capitalised as appropriate when received or utilised. TVN records barter transactions at the estimated fair market value of the programming, merchandise or services received. If merchandise or services are received prior to the broadcast of a commercial, a liability is recorded. Likewise, if a commercial is broadcast first, a receivable is recorded.

Advertising costs

        TVN expenses advertising costs at the time of the first broadcast or publication.

Retirement benefit costs

        TVN contributes to State and privately managed defined contribution plans. Contributions to defined contribution pension plans are charged to the income statement in the period to which they relate.

Comparative financial information

        Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year. No amendments have resulted in changes to previously presented results or shareholder funds.

3.    Revenue

	Year ended December 31, 2002	Year ended December 31, 2001
Net revenue from advertising spot sales	487,104	392,002
Other revenue	54,864	63,790
Revenue from related parties (see Note 25 (i))	13,858	11,927

Total	555,826	467,719

        Other revenue relates mainly to amounts earned under agreements with advertisers for sponsoring certain TVN programs, audiotele revenues and sales of licenses.

4.    Programming and broadcasting costs

	Year ended December 31, 2002	Year ended December 31, 2001
Programming rights purchased	78,636	78,260
Amortisation of programming rights	28,660	37,244
Local production costs	122,770	142,286
Depreciation and amortisation	23,058	32,303
Royalties	19,705	17,904
Reversal of royalty provision	—	(22,707)
Dubbing and voice-over	2,496	3,056
Broadcasting costs	64,814	34,572

Total	340,139	322,918

        Programming rights purchased comprise programming rights acquired from JHH Exploitatie Maatschappij B.V. ("JHH") who has entered into a partnership agreement with FFMP Financial Holding B.V. ("FFMP"). JHH/FFMP invoices TVN for programs on a usage basis for hours broadcast at an average cost per hour. TVN has the right of first refusal to each title in JHH/FFMP's programming library. As at 31 December 2002 TVN does not have any contractual commitments to acquire any programming rights from JHH/FFMP. ITI Holdings has provided guarantees in the amount of US$ 65,000 (covering a 3 year output deal) to Warner Brothers International television Distribution, US$ 8,000 to DreamWorks and US$ 2,000 to Saban International in respect of programming rights purchased by JHH/FFMP to be broadcast by TVN.

        TVN is required under Polish law to pay a portion of its revenue related to the sales of airtime to ZAIKS, an association that protects the rights of Polish artists for the use of certain artistic rights. Beginning in fiscal year 1999, TVN disputed the specified fee currently being paid and stopped payment of such fee. In 2001, TVN reached an out of court settlement with ZAIKS to pay a lump sum of approximately PLN 10 million and agreed also a level of royalties to be paid on its revenue in the future. As a result of the out of court settlement, TVN released the remaining provision of 22,707 recorded in regards to that matter at that date.

5.    Selling, general and administration expenses

        Selling, general and administration expenses include:

	Year ended December 31, 2002	Year ended December 31, 2001
Rental	9,590	10,099

Marketing and research	9,142	16,593

Other taxes	7,865	4,488

Bad debts written off and doubtful debts provided for	2,869	3,603

6.    Staff costs

	Year ended December 31, 2002	Year ended December 31, 2001
Wages and salaries	56,161	50,201
Social security costs	4,647	4,761

Total	60,808	54,962

Average number of persons employed by TVN during the period (not in thousands)	457	450

7.    Depreciation and amortisation

	Year ended December 31, 2002	Year ended December 31, 2001
Depreciation of property, plant and equipment (see Note 9)	23,114	35,485
Amortisation of intangible assets (see Note 10)	8,813	10,452

Total	31,927	45,937

8.    Finance costs, net

	Year ended December 31, 2002	Year ended December 31, 2001
Interest income	1,416	2,427
Interest expense on bank borrowings	(6,666)	(9,798)
Interest expense on related party borrowings (see Note 25)	(8,156)	(14,680)
Interest expense on finance leases	—	(157)
Penalty interest for late payments to trade and tax creditors	(2,043)	(348)
Penalty interest on overdue amounts due from related party transactions, net (see Note 25)	2,656	—
Penalty interest, net	(5,944)	2,046
Foreign exchange (losses)/ gains net	(13,689)	18,433

Total	(32,426)	(2,077)

9.    Property, plant and equipment

Property, plant and equipment, net	December 31, 2002	December 31, 2001
Freehold land	12,153	12,153
Leasehold improvements	17,274	19,774
TV and broadcasting equipment	25,747	30,848
Vehicles	4,501	6,190
Furniture and fixtures	815	971

Total	60,490	69,936

        Bank borrowings are secured on properties to the value of PLN 20,222 at December 31, 2002 (PLN 9,133 at December 31, 2001).

        Changes in property, plant and equipment

	Freehold land	Leasehold improvements	TV and broadcasting equipment	Vehicles	Furniture and fixtures	Total
Gross value
January 1, 2002	12,153	36,025	109,266	10,085	4,461	171,990
Additions	—	1,980	12,104	86	607	14,777
Disposals	—	—	(3,241)	(818)	—	(4,059)

December 31, 2002	12,153	38,005	118,129	9,353	5,068	182,708

Accumulated depreciation
January 1, 2002	—	16,251	78,418	3,895	3,490	102,054
Charge for the period	—	4,480	16,350	1,521	763	23,114
Disposals	—	—	(2,386)	(564)	—	(2,950)

December 31, 2002	—	20,731	92,382	4,852	4,253	122,218

Net book value at December 31, 2001	12,153	19,774	30,848	6,190	971	69,936

Net book value at December 31, 2002	12,153	17,274	25,747	4,501	815	60,490

10.    Intangible assets

	December 31, 2002	December 31, 2001
Goodwill	13,373	19,627
Broadcasting licenses	2,224	2,812
Software and other	6,223	5,367

Total	21,820	27,806

        Goodwill arose on the acquisition of TV Wisla and is being amortized over 8 years ending in 2005.

        Changes in intangible assets

	Goodwill	Broadcasting licenses	Software and other	Total
Gross value
January 1, 2002	50,028	5,263	9,695	64,986
Additions	—	93	2,734	2,827

December 31, 2002	50,028	5,356	12,429	67,813

Accumulated amortisation
January 1, 2002	30,401	2,451	4,328	37,180
Charge for the period	6,254	681	1,878	8,813

December 31, 2002	36,655	3,132	6,206	45,993

Net book value at December 31, 2001	19,627	2,812	5,367	27,806

Net book value at December 31, 2002	13,373	2,224	6,223	21,820

        Bank borrowing are secured on intangible assets with a net book value of PLN 2,940 at December 31, 2002.

11.    Programming inventory

	December 31, 2002	December 31, 2001
Acquired programming rights	37,739	43,662
Co-productions	752	1,719
Productions	23,024	8,540

Total	61,515	53,921
Less current portion of programming inventory	(34,586)	(28,212)

Non-current portion of programming inventory	26,929	25,709

  Changes in acquired programming rights

	Year ended December 31, 2002	Year ended December 31, 2001
Net book value as at 1 January	43,662	47,825
Additions	21,769	33,081
Amortisation	(27,692)	(24,006)
Impairment loss	—	(13,238)

Net book value as at 31 December	37,739	43,662

        TVN evaluated its programming rights for possible impairment. The value in use of these assets was assessed on the basis of estimated future cash flows. As a result, TVN recognized an impairment loss of 13,238 during the year ended December 31, 2001.

        Acquired programming rights and co-productions with a net book value of 35,756 are pledged as a security for bank borrowings.

12.    Restricted Cash

        Restricted cash represents bank deposits used as collateral in connection with future payments relating to satellite sub-lease agreements. These deposits are denominated in Euro.

13.    Available-for-sale investments

        The balance comprises TVN's investment in Polskie Media. As at December 31, 2002, TVN has an 8.86% equity interest (11% as at December 31, 2001) and 5.86% of the voting rights (6.73% as at December 31, 2001). TVN does not have any significant influence over the financial and operating policies of Polskie Media. This investment is carried at cost which approximates the fair value of this investment. Polskie Media holds broadcasting licences for some of the major cities in Poland including Warsaw, Cracow and Lódz.

14.    Share Capital (not in thousands)

        The total authorised number of ordinary shares is 658,000 shares with a par value of 100 per share. All shares are fully paid.

15.    Borrowings

	December 31, 2002	December 31, 2001
Current portion of long-term borrowings	—	33,014
Non-current portion of long-term borrowings	186,129	73,498

Total borrowings	186,129	106,512

        On December 23, 2002, the Company entered into a five year Loan Agreement with a consortium led by BPH PBK (the "BPH PBK facility"). The total credit facility amounts to an equivalent of USD 70,000. As at December 31, 2002 the Company had drawn down approximately Euro 46,789 from this facility.

        The loan agreement includes covenants, related to the Company's profitability and gearing ratios, restriction on the repayment of related party borrowings and related interest, payment of dividends, investments and disposals made by the Company, and additional borrowings which can be taken by the Company. Further draw-downs of the borrowing are subject to certain approvals from the shareholders of the Company.

        The loan principal will be repaid as follows (in Euro):

Due in 2003	—
Due in 2004	7,678
Due in 2005	13,037
Due in 2006	13,037
Due in 2007	13,037

46,789

        The loan is secured by certain assets and rights of the Company with a net book value of PLN 58,918, TVN Sp. z o.o.'s investment in TV Wisla, 33% of the Company's shares held by ITI TVN Holdings Sp. z o.o., combined capped mortgages over the Company's real properties, a registered pledge agreement over claims under all bank account agreements with the Banks, and rights under the insurance policies of the Company.

        The loan interest rate is EURIBOR (3 months) plus 1.40%. The carrying amounts of borrowings approximate their fair value.

        On December 23, 2002, the Company signed a Multicurrency Multioption Revolving Loan Agreement with BPH PBK, under which a loan in the amount of USD 5,000 is to be made available to the Company by BPH PBK. As at December 31, 2002, the Company had not made any draw-downs on this facility. The loan interest rate is EURIBOR (3 months) plus 0.85%.

        The effective interest rates for bank borrowings were 5.38% and 7.4% at December 31, 2002 and 2001, respectively.

16.    Other liabilities and accruals

	December 31, 2002	December 31, 2001
VAT and other taxes payable	11,301	9,195
Employee benefits	7,814	5,077
Deferred income from sales of airtime	8,012	6,376
Accrued legal costs	5,207	—
Other liabilities and accrued costs	28,306	12,010

Total	60,640	32,658

        Other liabilities and accrued costs mainly include revenue related accruals, accruals for employee costs and other cost accruals.

17.    Taxation

	Year ended December 31, 2002	Year ended December 31, 2001
Current tax charge	(36,173)	(4,146)
Prior year tax adjustment charge	—	(1,505)
Deferred tax benefit / (charge)	4,891	(8,794)

Total	(31,282)	(14,445)

Reconciliation of accounting profit to tax charge
Profit before income tax	93,992	43,200
Income tax charge at the enacted statutory rate of 28%	(26,318)	(12,096)
Tax impact of amortization of goodwill	(1,751)	(1,751)
Expenses not deductible for tax purposes	(3,213)	(598)

Tax for the year	(31,282)	(14,445)

        There is no procedure for any final agreement of tax assessment in Poland. The tax and fiscal authorities may examine the accounting records up to five years after the end of the year to which they relate. Consequently, TVN may be subject to additional tax liabilities that might arise as a result of such an audit. However, management is not aware of any significant unaccrued potential tax liabilities that might arise in these circumstances.

Movements in deferred tax	Year ended December 31, 2002	Year ended December 31, 2001
Opening balance	6,933	15,727
Benefit / (charge) for the year	4,891	(8,794)

Total	11,824	6,933

Deferred tax	December 31, 2002	December 31, 2001
Differences in depreciation and amortisation rates for tax and accounting purposes	5,283	5,059
Non-deductible provisions and accruals	7,261	3,851
Unrealised foreign exchange differences	(1,049)	(2,691)
Unpaid interest accrued	329	714

Total	11,824	6,933

18.    Reconciliation of operating profit to net cash generated from operations

	Note	Year ended December 31, 2002	Year ended December 31, 2001
Profit before income tax		93,992	43,200
Depreciation & amortisation	7	31,927	45,937
Amortisation of program rights	11	27,692	24,006
Impairment loss on programming inventory		—	13,238
Bad debt expense		2,329	3,603
Finance costs, net	8	32,426	2,077
Barter revenue/costs, net		(19,766)	(20,390)
Unused provision reversed	4	—	(22,707)
Payments to acquire programming rights		(2,207)	(7,286)
Changes in working capital:
Trade receivables		(12,700)	(36,686)
Local production costs		(13,517)	3,946
Other receivables		4,443	9,318
Related party receivables		(19,511)	(30,617)
Trade creditors		(29,900)	63,150
Related party creditors		(2,397)	(25,888)
Provisions, other short term liabilities and accruals		33,702	4,340

Cash generated from operations		126,513	69,241

Non-cash transactions

Barter transactions

	Year ended December 31, 2002	Year ended December 31, 2001
Advertising revenue	22,817	28,430

Other expenses	3,051	8,040

Acquisition of program rights	19,562	22,820

19.    Commitments

        The Company has entered into a number of operating lease and other agreements. The commitments derived from these agreements are presented below.

(i)    Total future minimum payments relating to operating lease agreements signed as at December 31, 2002:

	Related parties	Non-related parties	Total
Due in 2003	7,746	1,205	8,951
Due in 2004	6,018	1,205	7,223
Due in 2005	6,018	1,205	7,223
Due in 2006	6,018	1,205	7,223
Due in 2007 and thereafter	6,522	4,720	11,242

Total	32,322	9,540	41,862

        Contracts signed with related parties relate to lease of office space and TV studios from ITI Poland S.A., ITI Film Studio Sp. z o.o., and Media Business Centre Sp.z o.o. ("MBC"). The rental fee is inflation indexed. Commitments in foreign currencies were calculated using exchange rates to Polish zloty at December 31, 2002. ITI Poland S.A. and MBC are controlled by majority shareholders of the ITI Group. ITI Film Studio Sp. z o.o. is a subsidiary of the ITI Group.

        In addition to the lease agreements disclosed above, TVN has agreements with third parties for the provision of satellite capacity. These agreements are valid until the end of the operational lifetime of the related satellite transponders. Under these agreements TVN is obliged to pay monthly leasing fees of Euro 621. There are bank guarantees in the amount of Euro 7,446 to secure the agreements.

(ii)    Barter commitments

        According to barter agreements signed, TVN has an outstanding commitment of service to broadcast advertising of a value of 2,067 to settle amounts payable recorded as of December 31, 2002 (3,274 at December 31, 2001). The service to broadcast advertising will be rendered under commercial terms and conditions and at market prices.

(iii)    Other commitments

        At December 31, 2002, TVN assumed contractual commitments of 22,582 to acquire property, plant and equipment and programming inventory (8,826 at December 31, 2001).

20.    Management Board remuneration

        Management Board remuneration for the year ended December 31, 2002, amounted to 2,943 (2,940 in 2001).

21.    Contingent liabilities

RF Technology

        In January 1999, RF Technology, a TV equipment supplier, filed a claim against the Company with the court in respect of TV equipment allegedly delivered to the Company. The amount claimed was US$ 1,256. The Company asserts that all amounts due to RF Technology have been settled. The Management Board believes that the outcome of this matter will not have a material impact on TVN's liquidity, financial position of results of operations as of and for the year ended December 31, 2002.

22.    Basic and diluted earnings per share (not in thousands)

        Basic earnings per share are calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period (2002: 658,000 shares; 2001: 658,000 shares). There were no outstanding dilutive instruments during the years ended December 31, 2002, and 2001.

23.    Financial risk management

Credit risk

        Financial assets which potentially expose TVN to concentration of credit risk consist principally of cash, trade receivables and related party receivables. TVN places its cash and cash equivalent and restricted cash with financial institutions that the Company believes are credit worthy. TVN does not consider the concentration of credit risk as significant. TVN performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral from its customers. Trade receivables are carried at amortised cost that includes an allowance for the impairment resulting from non-recovery and late payment.

Interest risk

        Interest rates on borrowings are set out in Note 15 and Note 25.

        Management does not consider it is cost effective to use financial instruments to hedge or otherwise seek to reduce interest risk.

Foreign currency risk

        TVN's revenue is denominated in Polish Zloty. Liabilities to suppliers of foreign programming rights and foreign satellite costs are denominated in USD or Euro. Other costs are predominantly denominated in PLN. The majority of TVN's borrowings are denominated in Euro. Management does not consider it is cost effective to use financial instruments to hedge or otherwise seek to reduce foreign currency risk.

Fair value estimation

        The face values less any estimated credit adjustments for financial assets and liabilities with maturity of less than one year are assumed to approximate their fair values.

Liquidity risk

        Prudent liquidity risk management implies maintaining sufficient cash and the availability funding through an adequate amount of committed credit facility.

        Management believes that the face value less any estimated credit adjustments for the remaining financial assets and financial liabilities with a maturity of more than one year approximate their fair values.

24.    Group companies

        The consolidated financial statements of TVN at December 31, 2002, comprise the parent company and the following subsidiaries:

	Country of incorporation	December 31, 2002 Ownership %	December 31, 2001 Ownership %
Telewizja Wisla Sp. z o.o.	Poland	100	100
Polish Television Finance Corporation BV	The Netherlands	100	100
Eltrade Sp. z o.o.	Poland	100	100
ProCable Sp. z o.o.	Poland	100	100

25.    Related party transactions

(i)    Revenue:

	Year ended December 31, 2002	Year ended December 31, 2001
ITI Group	13,858	11,927

        Revenue from the ITI Group comprises services of broadcasting advertising, net of commissions, and production services rendered, which were charged under commercial terms and conditions and at market prices.

(ii)    Programming and broadcasting costs:

	Year ended December 31, 2002	Year ended December 31, 2001
Programming costs	27,144	55,298
Other	3,155	4,083

	30,299	59,381

        Programming costs from the ITI Group are based on commercial terms and are at market prices. Other costs comprise mainly TV studio rent and costs relating to audiotele activity.

(iii)    Selling, general and administration expenses:

	Year ended December 31, 2002	Year ended December 31, 2001
ITI Group	1,037	1,316
ITI Poland S.A	5,103	5,392
MBC	112	—

	6,252	6,708

        Selling, general and administrative expenses primarily include rent of the office building leased by TVN from ITI Poland S.A. These costs were charged based on commercial terms and are at market prices.

(iv)    Outstanding balances arising from sale/purchase of goods and services:

	December 31, 2002	December 31, 2001
Receivables:
ITI Group	41,648	19,768
ITI Poland S.A.	17	—

Total	41,665	19,768

        Receivables from the ITI Group include a receivable from TVN24 in the amount of 28,371. This amount relates mainly to a re-charge of satellite and other expenses by TVN to TVN24 with no mark-up.

	December 31, 2002	December 31, 2001
Payables:
ITI Group	3,034	6,302
ITI Poland S.A.	269	179
MBC	112	—

Total	3,415	6,481

        The programming inventory balance as at December 31, 2002, includes 2,817 (1,196 as at December 31, 2001) of capitalised production costs purchased from the ITI Group.

(v)    Borrowings:

	December 31, 2002	December 31, 2001
Accrued interest	538	1,950
Non-current borrowings	43,702	131,602

Total borrowings—ITI Group	44,240	133,552

        Related party borrowings comprise loans and accrued interest from the ITI Group and loans assigned to the ITI Group upon the acquisition of the CME Media Enterprises B.V. ("CME") interest in TVN. Total interest charged to TVN on the above loans was 8,156 during the year ended December 31, 2002 (14,680 in the year ended December 31, 2001). The borrowings are subordinated to the BPH PBK facility (see Note 15). The repayments of these borrowings are subject to certain restrictions arising from the Company's shareholders agreements.

        The following is an analysis of loans as at December 31, 2002:

Lender	Amount of facility		Amount in PLN	Repayment date
N-Vision B.V.		Euro 1,600	6,369	This loan is not repayable before December 31, 2005
N-Vision B.V.	US$	1,490	5,718	This loan is to be repaid in full on December 31, 2007
N-Vision B.V.	US$	1,735	6,662	This loan is to be repaid in full on September 30, 2008
N-Vision B.V.	US$	2,500	9,597	This loan is not repayable before December 31, 2007
N-Vision B.V.	US$	4,000	15,356	This loan is due to be repaid in full on December 31, 2005

			43,702

(vi)    Lease commitments with related parties

        See Note 19 for further details.

(vii)    Other

        During the year ended December, 31 2002, the Company sold to ITI Group tangible and intangible fixed assets at a net book value of 278.

        In the year ended December 31, 2002, the Company recorded net interest income of 2,656 on overdue amounts due from related parties.

(viii)    Sale of TVN24 to the ITI Group

        The assets and liabilities of the TVN24 news division transferred at December 31, 2001, at net book value were as follows:

December 31, 2001
Tangible assets	18,557
Intangible assets	3,273
Receivables	17,659

Total assets	39,489

Long term loans	37,374
Payables	2,115

Total liabilities	39,489

        The gain on sale is calculated as follows:

Proceeds from sale	100
Net assets sold	—

Gain on sale	100

        The result of the transaction was credited directly to equity since TVN24 is an enterprise under common control of the ITI Group.

        Prior to the sale of these assets and liabilities on December 31, 2001, the TVN24 news division incurred a net loss of 15,711. Expenses incurred by TVN prior to the sale on December 31, 2001 in the amount of 16,247 have been recharged to TVN24.

26.    Differences between International Accounting Standards and Generally Accepted Accounting Principles in the United States of America

        TVN's consolidated financial statements are prepared in accordance with International Accounting Standards (IAS), which may differ in certain respects from accounting principles generally accepted in the United States of America (US GAAP).

        The principal differences between IAS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income for the years ended December 31, 2002, and 2001 and total shareholders' equity as at December 31, 2002 and 2001:

	Year ended December 31, 2002	Year ended December 31, 2001
Reconciliation of net income:
Net income reported under IAS	62,710	28,755
US GAAP adjustment:
Impact of no longer amortising goodwill for US GAAP	6,254	—

Net income under US GAAP	68,964	28,755

Presentation of comprehensive income under US GAAP:
Net income under US GAAP	68,964	28,755
Other comprehensive income net of tax:
Foreign currency translation adjustment	36	(4)

Other comprehensive income	36	(4)

Comprehensive income	69,000	28,751

	December 31, 2002	December 31, 2001
Reconciliation of shareholders' equity:
Total shareholders' equity/(deficit) reported under IAS	38,321	(24,425)
US GAAP adjustment:
Impact of no longer amortising goodwill for US GAAP	6,254	—

Total shareholders' equity/(deficit) under US GAAP	44,575	(24,425)

Goodwill

        For US GAAP reporting purposes, effective January 1, 2002, the Company adopted Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). This statement addresses how goodwill and other intangible assets should be accounted for in the financial statements upon acquisition and subsequent thereto. Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized but rather tested at least annually for impairment. The test for impairment of goodwill is a two-step process that identifies potential impairment and then measures the amount of such impairment to be recorded in the financial statements. The test for impairment of intangible assets with indefinite useful lives consists of comparing the fair value of the intangible asset with its carrying amount, recognizing any excess carrying value as an impairment loss. Intangible assets with finite useful lives continue to be amortized over such useful lives. Under IAS, goodwill still continues to be amortized and tested annually for impairment. In connection with the adoption of SFAS No. 142, TVN is required to perform a transitional impairment test of goodwill and intangible assets with indefinite useful lives within six months of the date of adoption. There were no impairment losses on goodwill or other intangible assets recognized during the year ended December 31, 2002, for either IAS or US GAAP.

        The following table presents certain financial information assuming that the amortization expense associated with goodwill was excluded:

	Year ended December 31, 2002	Year ended December 31, 2001
Net income:
Net income as reported	62,710	28,755
Add: Goodwill amortization	6,254	6,254

Net income, as adjusted	68,964	35,009

Basic and Diluted Earnings Per Share:
Basic and diluted earnings per share, as reported	95.30	43.70
Add: Goodwill amortization	9.50	9.50

Basic and diluted earnings per share, as adjusted	104.80	53.20

        The following table presents the total carrying amount of goodwill assuming that the amortization expense associated with goodwill was excluded.

	December 31, 2002	December 31, 2001
Gross value of goodwill	50,028	50,028
Less: Accumulated amortization	(30,401)	(30,401)

Net book value of goodwill	19,627	19,627

        Other identifiable intangible assets, including broadcasting licences and capitalised computer software costs, have been classified as assets with finite useful lives.

Segment Information

        TVN believes that all of its material operations are part of the television broadcast service segment, and it currently reports as a single industry segment. Additionally, all of TVN's operations and assets are based in Poland. Therefore, no other geographic information has been presented.

Recent US GAAP Pronouncements

        In June 2002, the Financial Accounting Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and can be measured at fair value. The provisions of this Statement are effective prospectively for exit or disposal activities initiated after December 31, 2002. The Company is currently assessing the impact that this new standard will have on its financial position and results of operations and it planning to adopt SFAS 146 on January 1, 2003.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The Interpretation expands on the accounting guidance of SFAS 5, "Accounting for Contingencies", SFAS 57, "Related Party Disclosures", and SFAS 107, "Disclosures about Fair Value of Financial Instruments", and incorporates without change the provisions of FIN 34, "Disclosure of Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statement No. 5", which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective to the Company on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is currently evaluating the impact of this statement on its results of operations and financial position.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Under that interpretation, certain entities known as "Variable Interest Entities" ("VIE") must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. The measurement principles of this interpretation will be effective for the Company's December 31, 2003 financial statements. The Company is currently assessing the impact that this new standard will have on its financial position and results of operations and it planning to adopt SFAS 146 on January 1, 2003.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is currently only as of its date.

3,898,313 shares

Common Shares

PROSPECTUS

                      , 2003

Bear, Stearns & Co. Inc.

CIBC World Markets

SG Cowen

PART II

Information Not Required in Prospectus

Item 8.    Indemnification of Directors and Officers

        The Articles of Association for SBS Broadcasting S.A. provide, in part, as follows:

  Article 18

        Subject to the exceptions and limitations listed below:

  (i)
  Every person who is, or has been, a director or officer of the Corporation shall be indemnified by the Corporation to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved, as a party or otherwise, by virtue of his or her being or having been such director or officer, and against amounts paid or incurred by him or her in the settlement thereof.

  (ii)
  The words "claim," "action," "suit" or "proceeding" shall apply to all actual or threatened claims, actions, suits or proceedings (civil, criminal or otherwise, including appeals), and the words "liability" and "expenses" shall include without limitation attorneys' fees, costs, judgments, amounts paid in settlement and other liabilities.

        No indemnification shall be provided to any director or officer:

  (i)
  Against any liability to the Corporation or its shareholders incurred by reason of willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office;

  (ii)
  With respect to any matter as to which he or she shall have been finally adjudicated to have acted in bad faith and not in the interest of the Corporation; or

  (iii)
  In the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by the board.

        The right of indemnification herein provided shall be severable, shall not affect any other rights to which any director or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be a director or officer, and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which corporate personnel, including directors and officers, may be entitled by contract or otherwise under applicable law.

        Expenses in connection with the preparation and representation of a defense of any claim, action, suit or proceeding of the character described in this Article may be advanced by the Corporation prior to final disposition of the claim upon receipt of an undertaking by or on behalf of the officer or director to repay such amount if it is ultimately determined that he or she is not entitled to indemnification under this Article Eighteen.

Item 9.    Exhibits

Number	Description and Page Number
1	Form of Underwriting Agreement*
5.1	Opinion of Arendt & Medernach, Luxembourg counsel to the Registrant*
12.1	Ratio of Earnings to Fixed Charges*
23.1	Consent of Ernst & Young Accountants
23.2	Consent of PricewaterhouseCoopers Sp z o.o.
23.3	Consent of Arendt & Medernach (included in item 5.1 above)*
24	Powers of Attorney (included in the signature pages hereof)

*
To be filed by amendment

Item 10.    Undertakings

        The undersigned registrant hereby undertakes that:

        (1)   For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest Annual Report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SBS BROADCASTING S.A. Registrant
/s/ HARRY EVANS SLOAN Harry Evans Sloan
Date: May 30, 2003	Executive Chairman of the Board

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 30, 2003.

        Each person whose signature appears below hereby constitutes and appoints each other person listed below, with full power of substitution, acting alone, as his true and lawful attorney-in-fact, for him in his name, place and stead, to sign the Registration Statement on Form F-3 of SBS Broadcasting S.A. and any and all amendments (including post-effective amendments) thereto and any supplemental registration statements pursuant to Rule 462 and to cause the same to be filed with the Securities and Exchange Commission, hereby granting to said attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite or desirable to be done in and about the promises as fully to all interests and purposes as the undersigned might or could do in person, hereby rectifying and confirming all acts and things that said attorney-in-fact may do or cause to be done by virtue of these presents.

        This Power of Attorney has been duly executed by the following persons, in the capacities indicated, on May 30, 2003.

Signatures	Capacity

/s/ HARRY EVANS SLOAN Harry Evans Sloan	Executive Chairman of the Board
/s/ MICHAEL FINKELSTEIN Michael Finkelstein	Vice Chairman
/s/ MARKUS TELLENBACH Markus Tellenbach	Director, President and Chief Executive Officer
/s/ JUERGEN VON SCHWERIN Juergen von Schwerin	Senior Vice President and Chief Financial Officer
/s/ ANTHONY GHEE Anthony Ghee	Director
/s/ BENJAMIN LORENZ Benjamin Lorenz	Director
/s/ EDWARD MCKINLEY Edward McKinley	Director

/s/ JAMES MCNAMARA James McNamara	Director
/s/ SHANE O'NEILL Shane O'Neill	Director
/s/ MARK SCHNEIDER Mark Schneider	Director

        Pursuant to the requirements of Section 6(a) of the Securities Exchange Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of SBS Broadcasting S.A. in the United States on May 30, 2003.

By:	/s/ HARRY EVANS SLOAN Name: Harry Evans Sloan Title: Executive Chairman of the Board

QuickLinks

PROSPECTUS SUMMARY
GENERAL INFORMATION ABOUT US AND OUR BUSINESS
OUR STRATEGY
THE OFFERING
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
MARKET INFORMATION AND RELATED MATTERS
EXCHANGE RATES
CAPITALIZATION
SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
RELATED PARTY TRANSACTIONS
TAXATION
UNDERWRITING
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
POTENTIAL UNENFORCEABILITY OF CIVIL LIABILITIES AND JUDGEMENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
SBS BROADCASTING SA CONSOLIDATED BALANCE SHEETS (in thousands of euro, except share data)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (in thousands of euro, except share data)
SBS BROADCASTING SA CONSOLIDATED SHAREHOLDER'S EQUITY (in thousands of euro, except share data)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of euro)
SBS BROADCASTING SA NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands of euro, except share data)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED) (in thousands of euro, except share and per share data)
SBS BROADCASTING SA CONSOLIDATED BALANCE SHEETS (in thousands of euro)
SBS BROADCASTING SA CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED) (in thousands of euro)
SBS BROADCASTING SA CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (in thousands of euro)
SBS BROADCASTING SA NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants
TVN Sp. z o.o. Consolidated Income Statements (Expressed in PLN, all amounts in thousands, except as otherwise stated)
TVN Sp. z o.o. Consolidated Balance Sheets (Expressed in PLN, all amounts in thousands, except as otherwise stated)
TVN Sp. z o.o. Consolidated Statements of Changes in Shareholders' Equity/(Deficit) (Expressed in PLN, all amounts in thousands, except as otherwise stated)
TVN Sp. z o.o. Consolidated Cash Flow Statements (Expressed in PLN, all amounts in thousands, except as otherwise stated)
TVN Sp. z o.o. Notes to Consolidated Financial Statements (Expressed in PLN, all amounts in thousands, except as otherwise stated)
SIGNATURES